UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the six month period ended September 30, 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093, Maharashtra, India

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

I

CONVENTIONS USED IN THIS FORM

In this report, we refer to information regarding the zinc, oil and gas, iron ore, copper, aluminium, steel and power industries and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data.

Vedanta Resources Limited (“Vedanta”) is the parent company of our Company. We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. See “Item 4. Information on the Company” in Annual Report (Form 20-F) for fiscal year ended March 31, 2020 for more information on these companies and their relationships to us. Unless otherwise stated in this report or unless the context otherwise requires, references in this report to “we”, “us”, “our”, “Vedanta Limited”, “our Company”, “the Company” or “our consolidated group of companies” mean Vedanta Limited, its consolidated subsidiaries and its predecessors, collectively, including Cairn India Limited (now Vedanta Limited - oil and gas business) and its subsidiaries (“Cairn”), Monte Cello BV (“Monte Cello”), Copper Mines of Tasmania Proprietary Limited (“CMT”), Thalanga Copper Mines Proprietary Limited, Bharat Aluminium Company Limited (“BALCO”), Hindustan Zinc Limited (“HZL”), Fujairah Gold FZC, Sterlite (USA), Inc., (“Sterlite USA”), Talwandi Sabo Power Limited (“TSPL”), THL Zinc Ventures Limited, THL Zinc Limited, THL Zinc Holding B.V., THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Skorpion Zinc (Proprietary) Limited, Skorpion Mining Company (Proprietary) Limited, Namzinc (Proprietary) Limited, Amica Guesthouse (Proprietary) Limited, Rosh Pinah Health Care (Proprietary) Limited, Black Mountain Mining (Proprietary) Limited (“BMM”), Vedanta Lisheen Holdings Limited (“Lisheen”), Vedanta Lisheen Mining Limited, Killoran Lisheen Mining Limited, Killoran Lisheen Finance Limited, Lisheen Milling Limited, Vedanta Exploration Ireland Limited, Lisheen Mine Partnership, Sterlite Ports Limited, Vizag General Cargo Berth Private Limited, Paradip Multi Cargo Berth Private Limited, Lakomasko B.V., MALCO Energy Limited (“MALCO Energy”) (formerly known as Vedanta Aluminium), Sesa Resources Limited, Sesa Mining Corporation Limited, Bloom Fountain Limited (“BFL”), Goa Sea Port Private Limited, Western Cluster Limited (“WCL”), Maritime Ventures Private Limited, Vedanta Star Limited (“VSL”), Electrosteel Steels Limited (“ESL”), Avanstrate Inc.(“ASI”), Avanstrate Korea, Avanstrate Taiwan and Ferro Alloys Corporation Limited (“FACOR”), FACOR Power Limited (“FPL”).

Cairn India Limited (now Vedanta Limited’s - oil and gas business) merged into Vedanta Limited by way of a scheme of arrangement and the Board of Directors of both the companies made the merger operative on April 11, 2017 (the “Cairn India Merger”). All references to Vedanta Limited - oil and gas business and its subsidiaries is referred to as “Cairn”.

In this report, references to the “ADS offering” is to the initial public offering of our equity shares in the form of American Depositary Shares (“ADSs”), each currently representing four equity shares, in the United States (or the “US”) completed in June 2007.

Unless otherwise indicated, the unaudited condensed consolidated interim financial information for the six months period ended September 30, 2019 and 2020 have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by International Accounting Standards Board (“IASB”), and for the fiscal year ended March 31, 2020 included in this report has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by IASB. References to a particular “fiscal year” are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.

Our unaudited condensed consolidated interim financial statements are reported in Indian Rupees or “₹ ”. Unless otherwise specified, translation of amounts for the convenience of the reader has been made in this report from Indian Rupees to US dollars at the rate of ₹ 73.54 per $1.00 based on the exchange rate quoted by the Federal Reserve Bank of New York as at September 30, 2020. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rate. All financial information presented in US dollars has been rounded to nearest decimal. Any amount less than US dollar 0.5 million has been presented as “0”.

In this report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “Namibia” are to the Republic of Namibia. References to “South Africa” are to the Republic of South Africa. References to “Ireland” are to the Republic of Ireland. References to “Sri Lanka” are to the Democratic Socialist Republic of Sri Lanka. References to “UAE” are to the United Arab Emirates. References to “$”, “dollars” or “US dollars” are to the legal currency of the United States. References to “Indian Rupees”, or “₹ ” are to the legal currency of the Republic of India. References to “AUD”, “Australian dollars” are to the legal currency of the Commonwealth of Australia. References to “NAD” or “Namibian dollars” are to the legal currency of Namibia. References to “ZAR” or “RAND” are to the legal currency of the Republic of South Africa. References to “¢” are to US cents. References to “RMB”, “Renminbi”, “CNY” or “Chinese Yuan” are to the legal currency of the People’s Republic of China. References to “JPY” are to the legal currency of Japan.

References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “mt” or “tons” are to metric tons, references to “mmt” are to million metric tons, references to “tpd” are to tons per day, references to “tpa” are to tons per annum, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “mtpa” are to million tons per annum, “mmtpa” are to million metric tons per annum, references to “wmt” are to wet metric tons, references to “dmt” are to dry metric tons, references to “oz” are to ounces, with one kilogram being equivalent to 32.1507 oz and one ton equivalent to 32,151 oz, references to “mm” are to millimeters, references to “ha” are to hectares, references to “kms” are to kilometers, a unit of area equal to 10,000 square meters or 107,639 square feet, references to “GW” are to giga watts, references to “kt” are to kilo tons, references to “bbls” are to barrels, references to “blpd” are to barrels of liquid per day, references to “mmboe” are to million barrels of oil equivalent, references to “bboe” are to billion barrels of oil equivalent, references to “mmbopd” are to million barrels of oil per day, references to “kbopd” are to kilo barrels of oil per day, references to “bopd” are to barrels of oil per day, references to “boepd” are to barrels of oil equivalent per day, references to “tcm” are to trillion cubic meters, references to “mmscmd” are to million metric standard cubic meter per day, references to “mscf” are to million standard cubic feet, references to “mmscf” are to million metric standard cubic feet, references to “mmscfd” are to million metric standard cubic feet per day, references to “TWh” are to terawatt hours, references to “bcf” are to billion cubic feet, and references to “TcRc” are to treatment and refining charges. References to net oil and gas production are to the entitlement interest production of Vedanta Limited’s - oil and gas business and its subsidiaries, in which the Ravva royalty is not netted off. References to “GoI” are to Government of India.

II

Our consolidated financial information does not include our controlling shareholder Vedanta, its shareholders and various companies owned directly or indirectly by it (other than us and our consolidated group of companies described above), including without limitations, Vedanta Resources Holdings Limited (“VRHL”), Konkola Copper Mines Plc, Twin Star Holdings Limited (“Twin Star”), Welter Trading Limited (“Welter Trading”), the Anil Agarwal Discretionary Trust (“Trust”), Conclave PTC Limited (“Conclave”), Volcan Investments Limited (“Volcan”), Volcan Investments Cyprus Limited, Sterlite Technologies Limited, Monte Cello Corporation NV, Valliant (Jersey) Limited, Vedanta Resources Jersey II Limited, Vedanta Resources Finance Limited, Vedanta Resources Cyprus Limited, Richter Holding Limited (“Richter”), Westglobe Limited (“Westglobe”), Finsider International Company Limited (“Finsider”), Vedanta Resources Jersey Limited, Vedanta Finance (Jersey) Limited, Vedanta Jersey Investments Limited, Vedanta Finance UK Limited, and Sterlite Grid Limited. References to the “Group” is to Vedanta Limited and its subsidiaries on a consolidated basis and references to the “Vedanta Group” is to Vedanta and its subsidiaries on a consolidated basis.

In this report, references to The London Metal Exchange Limited (“LME”) price of zinc, copper, aluminium are to the cash seller and settlement price on the LME for copper, zinc or aluminium for the period indicated.

III

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This form contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:

•	changes resulting directly or indirectly due COVID 19 Pandemic;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	dependence on obtaining and maintaining mining leases for our mining sites and approvals from regulatory authorities for increasing oil and gas production;

•	compliance with extensive environmental and health and safety regulations;

•	the future capital requirements of our business and the availability of financing on favorable terms;

•	construction of pipeline and terminal may take longer than planned, may not work as intended and the cost of construction may be greater than forecast;

•

a decline or volatility in the prices of or demand for zinc, oil and gas, iron ore, copper, aluminium, alloy, steel or power or increase in supply of zinc, oil and gas, iron ore, copper, aluminium, alloy, steel or power;

•	events that could cause a decrease in our production and higher cost of production for zinc, oil and gas, iron ore, copper, aluminium, alloy, steel or power;

•	unavailability or increased costs of raw materials for our products;

•	general risks related to Vedanta Limited’s commercial power business and challenges in operationalization of investment in aluminium and power business;

•	fluctuations in metal prices on LME, ore prices, oil and gas prices, steel prices or power prices;

•	interruptions in the availability of exploration, production or supply equipment or infrastructure and/or increased costs;

•	our actual economically recoverable lead-zinc ore, copper ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	increasing competition in the zinc, oil and gas, iron ore, copper, aluminium, steel or power industries;

•	political or economic instability in and around India or around the regions in which we operate;

•	worldwide economic and business conditions;

•	reliance on third party contractors and providers of equipment which may not be readily available and whose costs may increase;

•	our ability to successfully consummate strategic acquisitions; our ability to simplify our group structure and reduction in non-controlling stake in group companies;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with respective local communities and our trade unions and avoid protests, strikes and lock-outs;

•	the continuation of tax holidays, exemptions and deferred tax schemes we currently enjoy;

•	changes in tariffs, royalties, customs duties and government assistance;

•

terrorist attacks and other acts of violence, natural disasters, increasing impact of climate change and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere ;

•	fluctuations in currency exchange rates;

•	failure of digital infrastructure and cyber security attacks due to negligence or IT security failures;

•	our ability to discover new reserves, enhance existing reserves or develop new operations in sufficient quantities to maintain or grow the current level of our reserves;

•	any actions of our controlling shareholder, Vedanta and

•	transitioning of zinc and lead mining operations from open pit to underground mining.

IV

In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions to any of these forward-looking statements to reflect future events or circumstances.

V

Index to Unaudited Condensed Consolidated Interim Financial Statements

Page(s)
Unaudited Condensed Consolidated Interim Statements of Profit or Loss for the six months ended September 30, 2019 and 2020	F-2
Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for the six months ended September 30, 2019 and 2020	F-3
Unaudited Condensed Consolidated Interim Statements of Financial Position as at March 31, 2020 and September 30, 2020	F-4
Unaudited Condensed Consolidated Interim Statements of Cash Flows for the six months ended September 30, 2019 and 2020	F-6
Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the six months ended September 30, 2019 and September 30, 2020	F-8
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-11

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

(In millions except share or per share amounts unless otherwise stated)

For the six months ended September 30,	Notes	2019	2020	2020
		(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Revenue		429,059	364,907	4,962
Cost of sales		(365,621)	(280,578)	(3,815)

Gross profit		63,438	84,329	1,147
Other operating income		4,742	6,152	84
Distribution expenses		(9,149)	(8,289)	(113)
Administration expenses		(16,976)	(14,739)	(200)

Operating profit		42,055	67,453	918
Investment and other income	6	14,570	15,518	211
Finance and other costs	7	(29,524)	(26,224)	(357)

Profit before tax		27,101	56,747	772
Income tax (expense)/ credit	8	9,671	(27,205)	(370)

Profit for the period		36,772	29,542	402
Profit attributable to:
Equity holders of the parent		25,210	16,448	224
Non-controlling interests		11,562	13,094	178

Profit for the period		36,772	29,542	402

Earnings per share	9
Basic		6.81	4.44	0.06
Diluted		6.78	4.42	0.06
Weighted average number of equity shares used in computing earnings per share
Basic		3,702,506,169	3,703,288,875	3,703,288,875
Diluted		3,718,912,581	3,722,997,996	3,722,997,996

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(In millions except share or per share amounts unless otherwise stated)

For the six months ended September 30,	2019	2020	2020
	(₹ in million)*	(₹ in million)	(US dollars in million) (Note 2 (a))
Profit for the period	36,772	29,542	402
Other comprehensive income, net of income tax:
Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit obligation	(1,171)	(12)	(0)
Tax credit/(expense)	396	(3)	(0)
(Loss)/Gain on fair value of financial asset investment	(292)	410	5
Items that will be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations	3,541	(1,491)	(20)
Tax (expense)/ credit	(95)	(216)	(3)
Gain/(loss) on cash flow hedges recognised during the period	931	(838)	(11)
Tax (expense)/ credit	(318)	293	4
(Gain)/loss on cash flow hedges recycled to profit or loss	(68)	549	7
Tax credit/ (expense)	8	(209)	(3)

Total other comprehensive income/(loss) for the period, net of income tax	2,932	(1,517)	(21)

Total Comprehensive Income for the period	39,704	28,025	381

Total Comprehensive Income attributable to:
Equity holders of the parent	28,568	14,885	202
Non-controlling interests	11,136	13,140	179

	39,704	28,025	381

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Indian Rupees in million)

As at		March 31, 2020	September 30, 2020	September 30, 2020
	Notes	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
ASSETS
Non-current assets
Property, plant and equipment		966,871	951,211	12,934
Exploration and evaluation assets		17,922	21,102	287
Intangible assets		7,790	7,763	106
Deferred tax assets		82,669	61,532	837
Financial assets investments		911	1,321	18
Derivative Financial Assets		25	—	—
Income tax assets		26,455	29,453	401
Other non-current assets		70,358	87,325	1,187

Total non-current assets		1,173,001	1,159,707	15,770

Current assets
Inventories		113,362	102,064	1,387
Income tax assets		75	63	1
Trade and other receivables		83,277	124,236	1,689
Short-term investments		327,210	277,148	3,769
Derivative financial assets		6,922	187	3
Restricted cash and cash equivalents	10	960	968	13
Cash and cash equivalents	11	50,598	77,175	1,049

Total current assets		582,404	581,841	7,911

Total assets		1,755,405	1,741,548	23,681

LIABILITIES
Current liabilities
Borrowings	12	212,231	229,812	3,125
Acceptances		101,851	89,874	1,222
Trade and other payables		310,660	264,712	3,599
Derivative financial liabilities		960	3,741	51
Retirement benefits		1,064	1,168	16
Provisions		2,471	2,424	33
Current tax liabilities		1,894	3,236	44

Total current liabilities		631,131	594,967	8,090

Net current assets / (liabilities)		(48,727)	(13,126)	(179)

Non-current liabilities
Borrowings	12	367,244	390,803	5,314
Deferred tax liabilities		29,675	27,464	374
Retirement benefits		1,614	1,620	22
Provisions		26,663	26,796	364
Derivative financial liabilities		451	974	13
Other non-current liabilities		16,732	13,810	188

Total non-current liabilities		442,379	461,467	6,275

Total liabilities		1,073,510	1,056,434	14,365

Net assets		681,895	685,114	9,316

EQUITY
Share capital	14	3,718	3,718	51
Securities premium		190,452	190,452	2,590
Treasury shares		(3,806)	(3,543)	(48)
Share based payment reserve		2,496	1,853	25

As at		March 31, 2020	September 30, 2020	September 30, 2020
	Notes	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Other components of equity		116,526	114,983	1,563
Retained earnings		203,135	219,336	2,982

Equity attributable to equity holders of the parent		512,521	526,799	7,163
Non-controlling interests		169,374	158,315	2,153

Total Equity		681,895	685,114	9,316

The accompanying notes are an integral part of these consolidated financial statements.

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Indian Rupees in million)

For the six months ended September 30,	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Cash flows from operating activities
Profit before tax	27,101	56,747	772
Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortisation	49,545	39,440	536
Impairment charge of property, plant and equipment/ exploration and evaluation assets/ other assets	5,040	—	—
(Reversal)/ provision for doubtful debts/advances	(49)	(346)	(5)
Unsuccessful exploration costs written off	2	15	0
Fair value gain on financial assets at fair value through profit or loss	(2,538)	(7,790)	(106)
Share based payment expense	461	360	5
Loss/ (gain) on sale of property, plant and equipment, net	416	(126)	(2)
Exchange Loss/ (gain), net	366	(34)	(0)
Interest and dividend income	(9,347)	(7,340)	(100)
Interest expense	26,813	25,642	349
Liabilities written back no longer required	—	(950)	(13)
Changes in assets and liabilities:
Decrease/ (increase) in receivables	34,729	(12,764)	(172)
Decrease in inventories	25,693	11,540	157
(Decrease) in payable	(45,028)	(36,025)	(489)
Proceeds from short-term investments	401,036	544,279	7,401
Purchases of short-term investments	(377,182)	(462,734)	(6,292)

Cash generated from operations	137,058	149,914	2,041
Interest paid	(34,685)	(29,855)	(407)
Interest received	4,411	16,039	217
Dividends received	312	17	0
Income tax paid (net)	(1,711)	(10,494)	(143)

Net cash from operating activities	105,385	125,621	1,708

Cash flows from investing activities
Consideration paid for business acquisition (net of cash and cash equivalents acquired)	(352)	(447)	(6)
Purchases of property, plant and equipment (including intangibles)	(40,789)	(29,021)	(395)
Proceeds from sale of property, plant and equipment	455	369	5
Loans repaid by related parties	—	3,743	51
Loans to related parties	—	(43,116)	(586)
Proceeds from short-term deposits	13,846	95,184	1,294
Purchases of short-term deposits	(8,452)	(127,712)	(1,737)
Proceeds on liquidation of structured investments	30,774	—
Payment towards structured investments	(4,354)	—
Net changes in restricted cash and cash equivalents	96	(9)	(0)

Net cash used in investing activities	(8,776)	(101,009)	(1,374)

Cash flows from financing activities
Repayment of working capital loan, net	(63,330)	(65,361)	(888)
Proceeds from acceptances	86,604	121,709	1,655
Repayment of acceptances	(68,411)	(133,970)	(1,822)
Proceeds from other short-term borrowings	21,674	50,619	688
Repayment of other short-term borrowings	(19,980)	(11,580)	(157)
Proceeds from long-term borrowings	20,205	124,598	1,694
Repayment of long-term borrowings	(63,899)	(58,199)	(791)
Payment of dividends to non-controlling interests	—	(24,456)	(333)
Payment of lease liability	(277)	(1,660)	(23)
Share purchased by subsidiary	(72)	—	—

For the six months ended September 30,	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million) (Note 2 (a))
Net cash (used in)/ from financing activities	(87,486)	1,700	23

Effect of exchange rate changes on cash and cash equivalents	(528)	265	4

Net increase in cash and cash equivalents	8,595	26,577	361

Cash and cash equivalents at the beginning of the year	72,291	50,598	688
Cash and cash equivalents at the end of the period[1]	80,886	77,175	1,049

The accompanying notes are an integral part of these consolidated financial statements.

1.	For composition Refer Note 10 and Note 11

VEDANTA LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Indian Rupees in million except share or per share amounts unless otherwise stated)

(a)	For the six months ended September 30, 2019:

(₹ in million)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Equity Instruments through OCI	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total
Balance as at April 1, 2019	3,718	190,452	(3,971)	2,493	106,950	1,086	(734)	281,344	581,338	150,608	731,946
Profit for the period	—	—	—	—	—	—	—	25,210	25,210	11,562	36,772
Other comprehensive income for the period, net of tax	—	—	—	—	3,674	(292)	484	(508)	3,358	(426)	2,932

Total comprehensive income / (loss) for the period	—	—	—	—	3,674	(292)	484	24,702	28,568	11,136	39,704

Stock options cancelled during the period	—	—	—	(95)	—	—	—	95	—	—	—
Recognition of share based payment	—	—	—	461	—	—	—		461	—	461
Acquisition of non-controlling interest of ESL	—	—	—	—	—	—	—	121	121	(736)	(615)
Change in fair value of put option liability/ conversion option asset/ derecognition of non-controlling interest	—	—	—	—	—	—	—	(1,690)	(1,690)	1,535	(155)

Balance as at September 30, 2019	3,718	190,452	(3,971)	2,859	110,624	794	(250)	304,572	608,798	162,543	771,341

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 14)
#	Treasury share represents 14,998,702 equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme.

(b)	For the year ended March 31, 2020:

(₹ in million)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Equity Instruments through OCI	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total
Balance as at April 1, 2019	3,718	190,452	(3,971)	2,493	106,950	1,086	(734)	281,344	581,338	150,608	731,946
Profit / (Loss) for the year	—	—	—	—	—	—	—	(61,248)	(61,248)	19,148	(42,100)
Other comprehensive income / (loss) for the year, net of tax	—	—	—	—	9,498	(738)	464	(926)	8,298	(1,280)	7,018

Total comprehensive income / (loss) for the year	—	—	—	—	9,498	(738)	464	(62,174)	(52,950)	17,868	(35,082)

Stock options cancelled during the year	—	—	—	(519)	—	—	—	519	—	—	—
Recognition of share based payment	—	—	—	754	—	—	—	—	754	—	754
Exercise of stock options	—	—	165	(232)	—	—	—	67	0	0	0
Dividend	—	—	—	—	—	—	—	(14,441)	(14,441)	—	(14,441)
Change in fair value of put option liability/ conversion option asset/ derecognition of non-controlling interest	—	—	—	—	—	—	—	(3,448)	(3,448)	3,240	(208)
Acquisition of Non-controlling interest in Electrosteel Steels Limited	—	—	—	—	—	—	—	1,268	1,268	(2,342)	(1,074)

Balance as at March 31, 2020	3,718	190,452	(3,806)	2,496	116,448	348	(270)	203,135	512,521	169,374	681,895

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 14)
#	Treasury share represents 14,378,261 equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme.

(c)	For the six months ended September 30, 2020:

(₹ in million)

	Attributable to equity holders of the parent
	Share capital	Securities premium	Treasury shares#	Share based payment reserve	Translation of foreign operations	Equity Instruments through OCI	Cash flow hedges	Retained earnings*	Total	Non- controlling interests	Total
Balance as at April 1, 2020	3,718	190,452	(3,806)	2,496	116,448	348	(270)	203,135	512,521	169,374	681,895
Profit / (Loss) for the period	—	—	—	—	—	—	—	16,448	16,448	13,094	29,542
Other comprehensive income / (loss) for the period, net of tax	—	—	—	—	(1,880)	410	(73)	(20)	(1,563)	46	(1,517)

Total comprehensive income / (loss) for the period	—	—	—	—	(1,880)	410	(73)	16,428	14,885	13,140	28,025

Stock options cancelled during the period	—	—	—	(904)	—	—	—	904	—	—	—
Recognition of share based payment	—	—	—	374	—	—	—	—	374	—	374
Exercise of stock options	—	—	263	(113)	—	—	—	(150)	0	0	0
Dividend	—	—	—	—	—	—	—	—	—	(24,457)	(24,457)
Change in fair value of put option liability/ conversion option asset/ derecognition of non-controlling interest	—	—	—	—	—	—	—	(981)	(981)	897	(84)
Acquisition of FACOR	—	—	—	—	—	—	—	—	—	(639)	(639)

Balance as at September 30, 2020	3,718	190,452	(3,543)	1,853	114,568	758	(343)	219,336	526,799	158,315	685,114

Balance as at September 30, 2020 (US dollars in million)	51	2,590	(48)	25	1,558	10	(5)	2,982	7,163	2,153	9,316

*	Retained earnings mainly includes general reserve, debenture redemption reserve, preference share redemption reserve and capital reserve (Refer Note 14)
#	Treasury share represents 13,392,506 equity shares (face value of ₹ 1 each) of the Company purchased by Vedanta Limited ESOP Trust pursuant to the Company’s stock option scheme.

VEDANTA LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. GROUP OVERVIEW:

Vedanta Limited (“the Company” or “the parent”) and its consolidated subsidiaries (collectively, the “Group”) is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group engages in the exploration, production and sale of zinc, lead, silver, copper, aluminium, iron ore and oil and gas and have a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and UAE. The Group is also in the business of commercial power generation, steel manufacturing and port operations in India and manufacturing of glass substrate in South Korea and Taiwan.

The Company was incorporated on September 8, 1975 under the laws of the Republic of India. The registered office of the Company is situated at 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai-400092, Maharashtra. The Company’s shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, the Company completed its initial public offering of American Depositary Shares, or ADS, each representing four equity shares, and listed its ADSs on the New York Stock Exchange. In July 2009, the Company completed its follow-on offering of an additional 131,906,011 ADSs, each representing four equity shares, which are listed on the New York Stock Exchange.

The Company is majority owned by Twin Star Holdings Limited (“Twin Star”), Finsider International Company Limited (“Finsider”), West Globe Limited (“West Globe”) and Welter Trading Limited (“Welter”) which are in turn wholly-owned subsidiaries of Vedanta Resources PLC (“VRPLC”), which was a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange (VRPLC has been delisted from London Stock Exchange on October 1, 2018 and is renamed as “Vedanta Resources Limited” (“VRL”) with effect from October 29, 2018). Twin Star, Finsider, West Globe and Welter held 37.1%, 10.8%, 1.2% and 1.0% respectively of the Company’s equity as at September 30, 2020.

Details of Group’s various businesses are as follows.

•	Zinc India business is owned and operated by Hindustan Zinc Limited (“HZL”).

•

Zinc international business is comprised of Skorpion mine and refinery in Namibia operated through THL Zinc Namibia Holdings (Proprietary) Limited (“Skorpion”), Lisheen mine in Ireland operated through Vedanta Lisheen Holdings Limited (“Lisheen”) (Lisheen mine ceased operations in December 2015) and Black Mountain Mining (Proprietary) Limited (“BMM”), whose assets include the operational Black Mountain mine and the Gamsberg mine project located in South Africa.

•

The Group’s oil and gas business is owned and operated by the Company (prior to merger this was owned and operated by erstwhile Cairn India Limited) and its subsidiary, Cairn Energy Hydrocarbons Limited and consists of exploration and development and production of oil and gas (Refer Note 3(c)(I)(iv) below).

•

The Group’s iron ore business is owned by the Company, and by two wholly owned subsidiaries of the Company i.e. Sesa Resources Limited and Sesa Mining Corporation Limited and consists of exploration, mining and processing of iron ore, pig iron and metallurgical coke and generation of power for captive use. Pursuant to Honourable Supreme Court of India order, operations in the state of Goa are currently suspended. The Group’s iron ore business includes Western Cluster Limited (“WCL”) in Liberia which has iron ore assets and is wholly owned by the Group. WCL’s assets include development rights to Western Cluster and a network of iron ore deposits in West Africa. WCL’s assets have been fully impaired.

•

The Group’s copper business is owned and operated by the Company, Copper Mines of Tasmania Pty Ltd (“CMT”) and Fujairah Gold FZC and is principally one of custom smelting and includes captive power plants at Tuticorin in Southern India.

The Group’s copper business in Tamil Nadu, India has received an order from the Tamil Nadu Pollution Control Board (“TNPCB”) on April 09, 2018, rejecting the Company’s application for renewal of consent to operate under the Air and Water Acts for the 400,000 tpa copper smelter plant in Tuticorin for want of further clarification and consequently the operations were suspended. The Company has filed an appeal with TNPCB Appellate authority against the said order. During the pendency of the appeal, TNPCB through its order dated May 23, 2018 ordered for disconnection of electricity supply and closure of copper smelter plant. Post such order, the state government on May 28, 2018 ordered the permanent closure of the plant [Refer Note 3(c)(I)(iii)].

In addition, the Group owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, CMT and a precious metal refinery and copper rod plant in Fujairah, UAE through its subsidiary Fujairah Gold FZC. The operations of Mt Lyell copper mine were suspended in January 2014 following a mud slide incident and were put into care and maintenance since July 09, 2014 following a rock fall incident in June 2014.

•

The Group’s Aluminium business is owned and operated by the Company and by Bharat Aluminium Company Limited (“BALCO”). The aluminium operations include a refinery and captive power plant at Lanjigarh and a smelter and captive power plants at Jharsuguda both situated in the State of Odisha in India. BALCO’s partially integrated aluminium operations are comprised of two bauxite mines, captive power plants, smelting and fabrication facilities in the State of Chattisgarh in central India.

•

The Group’s power business is owned and operated by the Company, BALCO, and Talwandi Sabo Power Limited (“TSPL”), a wholly owned subsidiary of the Company, which are engaged in the power generation business in India. The Company power operations include a thermal coal- based commercial power facility of 600 MW at Jharsuguda in the State of Odisha in Eastern India. BALCO power operations included 600 MW (2 units of 300 MW each) thermal coal based power plant at Korba, of which a unit of 300 MW was converted to be used for captive consumption vide order from Central Electricity Regulatory Commission (CERC) dated January 1, 2019. Talwandi Sabo Power Limited (“TSPL”) power operations include 1,980 MW (three units of 660 MW each) thermal coal- based commercial power facilities. Power business also includes the wind power plants commissioned by HZL and a power plant at MALCO Energy Limited (“MEL”) (under care and maintenance) situated at Mettur Dam in the State of Tamil Nadu in southern India.

•

The Group’s other activities include Electrosteel Steels Limited (“ESL”). ESL is engaged in the manufacturing and supply of billets, TMT bars, wire rods and ductile iron pipes in India. The Group’s other activities also include Vizag General Cargo Berth Private Limited (“VGCB”) and Maritime Ventures Private Limited (“MVPL”). Vizag port project includes mechanization of coal handling facilities and upgradation of general cargo berth for handling coal at the outer harbour of Visakhapatnam Port on the east coast of India. MVPL is engaged in the business of rendering logistics and other allied services inter alia rendering stevedoring, and other allied services in ports and other allied sectors. The Group’s other activities also include AvanStrate Inc. (“ASI”) and Ferro Alloys Corporation Limited (“FACOR”). ASI is involved in the manufacturing of glass substrate in South Korea and Taiwan. FACOR was acquired on September 21, 2020 and is involved in business of producing Ferro Alloys and owns a Ferro Chrome plant with capacity of 72,000 TPA, two operational Chrome mines and 100 MW of Captive Power Plant through its subsidiary, FACOR Power Limited (FPL).

Delisting of Vedanta Limited

The Company vide letter dated May 12, 2020 had informed the stock exchanges that it has received a letter dated May 12,2020 from its Holding Company, Vedanta Resources Ltd. (“VRL”), wherein VRL had expressed its intention to, either individually or along with one or more subsidiaries, acquire all fully paid-up equity shares of the Company (“Equity Shares”) that are held by the public shareholders of the Company (as defined under the Delisting Regulations, to be referred to as “Public Shareholders”) and consequently voluntarily delist the Equity Shares from BSE Limited and National Stock Exchange of India Limited, the recognized stock exchanges where the Equity Shares are presently listed (“Stock Exchanges”), in accordance with the Delisting Regulations (“Delisting Proposal”) and if such delisting is successful, then to also delist the Company’s American Depositary Shares from the New York Stock Exchange (“NYSE”) and deregister the Company from the Securities and Exchange Commission (“SEC”), subject to the requirements of the NYSE and the SEC.

After obtaining due approvals, the Public Shareholders holding Equity Shares were invited to submit Bids pursuant to the reverse book building process conducted through the Stock Exchange Mechanism made available by BSE during the bid period (05 October 2020 to 09 October 2020), in accordance with the Delisting Regulations.

The total number of Offer Shares validly tendered by the Public Shareholders in the Delisting Offer was 1,25,47,16,610 Offer Shares, which was less than the minimum number of Offer Shares required to be accepted by the Acquirers in order for the Delisting Offer to be successful in terms of Regulation 17(1)(a) of the Delisting Regulations. Thus, the Delisting Offer is deemed to have failed in terms of Regulation 19(1) of the Delisting Regulations.

NOTES TO THE FINANCIAL STATEMENTS

2. Basis of preparation and basis of measurement of financial statements

a) Basis of Preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by International Accounting Standards Board (“IASB”).

The unaudited condensed consolidated interim financial statements do not include all of the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended March 31, 2020.

These financial statements are approved for issue by the Board of Directors on December 23, 2020.

Certain comparative figures appearing in these condensed consolidated interim financial statements have been regrouped and/or reclassified to better reflect the nature of those items.

The condensed consolidated interim financial statements are presented in Indian Rupee (₹ ), the presentation currency of the Company. Solely for the convenience of readers, the condensed consolidated interim financial statements as at and for the period ended September 30, 2020 have been translated into US dollars (“$”) at the noon buying rate of $ 1.00 = ₹ 73.5400 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2020. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

b) Basis of Measurement

For the year ended March 31, 2020, considering the uncertainties caused due to Covid-19 as described in note 3(c)(I)(i), the Group prepared its cash flow forecasts under various scenarios and performed additional sensitivities on certain key assumptions. Based on such an analysis and assessment of its ability to raise additional capital, the Group continues to prepare its financial statements on a going concern basis. While performing such an analysis, the Group has also considered and evaluated the consequential effects of the fact that its parent company Vedanta Resources Limited (VRL) has reported a material uncertainty relating to its going concern in its most recent financial statements for March 2020. Upon a consideration of the foregoing, the Group has concluded that no substantial change in its operations are expected.

The condensed consolidated interim financial statements have been prepared on a going concern basis using historical cost convention and on an accrual method of accounting, except for certain financial assets and liabilities which are measured at fair value.

3(a). Accounting policies

These unaudited condensed consolidated interim financial statements have been prepared using the same accounting policies as applied in the audited consolidated financial statements as of March 31, 2020, except for those mentioned in 3(b) below.

3(b). Application of new and revised standards

The Group has adopted, with effect from April 01, 2020, the following new and revised standards and interpretations. Their adoption has not had any material impact on the amounts reported in the condensed consolidated interim financial statements.

1.	Amendments to IFRS 3 regarding definition of a Business

2.	Amendments to IFRS 7 and 9 regarding Interest Rate Benchmark Reform

3.	Amendments to IAS 1 and IAS 8 regarding definition of Material

4.	Amendments to IFRS 16 regarding COVID-19 related rent concessions

Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s condensed consolidated interim financial statements are not expected to have a significant impact on the Group condensed consolidated interim financial statements. The Group has not early adopted any amendment, standard or interpretation that has been issued but is not yet effective.

3(c) Significant accounting estimates

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these condensed consolidated interim financial statements and the reported amounts of revenues and expenses for the periods presented. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.

The information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are as given below:

I. Significant Estimates:

(i)	Impact of COVID-19

The outbreak of novel Coronavirus (COVID-19) pandemic globally and in India and the consequent lockdown restrictions imposed by national governments is causing significant disturbance and slowdown of economic activity across the globe. The commodity prices including oil have seen significant volatility with downward price pressures due to major demand centers affected by lockdown.

The Group is in the business of metals and mining, Oil & gas and generation of power which are considered as either essential goods and services or were generally allowed to continue to carry out the operations with adequate safety measures. The Group has taken proactive measures to comply with various regulations/guidelines issued by the Government and local bodies to ensure safety of its workforce and the society in general.

The Group has considered possible effects of Covid-19 on the recoverability of its investments, property, plant and equipment (PPE), inventories, loans and receivables, etc. in accordance with IFRS. The Group has considered forecast consensus, industry reports, economic indicators and general business conditions to make an assessment of the implications of the Pandemic. The Group has also performed sensitivity analysis on the assumptions used basis the internal and external information/ indicators of future economic condition. Based on the assessment, the Group had recorded necessary adjustments, including impairment to the extent the carrying amount exceeds the recoverable amount in its financial statements for the year ended March 31, 2020. The actual effects of COVID-19 could be different from what is presently assessed and would be known only in due course of time, however no further adjustments are considered necessary at this stage.

(ii)	Recoverability of deferred tax and other income tax assets

The Group has carry forward tax losses, unabsorbed depreciation and MAT credit that are available for offset against future taxable profit. Deferred tax assets are recognised only to the extent that it is probable that taxable profit will be available against which the unused tax losses or tax credits can be utilized. This involves an assessment of when those assets are likely to reverse, and a judgement as to whether or not there will be sufficient taxable profits available to offset the assets. This requires assumptions regarding future profitability, which is inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognised in respect of deferred tax assets and consequential impact in the consolidated statement of profit and loss.

Based on the above analysis, the total deferred tax assets recognised in these financial statement includes MAT credit entitlements of ₹ 91,258 million and ₹ 87,020 million ($ 1,183 million) as at March 31, 2020 and September 30, 2020 respectively, of which ₹ 35,998 million ($ 490 million) is expected to be utilised in the fourteenth and the fifteenth year. As per tax laws such credits are to be utilised within fifteen years of origination.

Additionally, the Group has tax receivables on account of refund arising on account of past amalgamation and relating to various tax disputes. The recoverability of these receivables involve application of judgement as to the ultimate outcome of the tax assessment and litigations. This pertains to the application of the legislation, which in certain cases is based upon management’s interpretation of country specific tax law, in particular India, and the likelihood of settlement. Management uses in-house and external legal professionals to make informed decision.

(iii)	Copper operations India

In an appeal filed by the Group against the closure order of the Tuticorin Copper smelter by Tamil Nadu Pollution Control Board (“TNPCB”), the appellate authority National Green Tribunal (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013. Based on Expert Committee’s report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on August 08, 2013 that the Copper smelter could continue its operations and recommendations made by the Expert Committee be implemented in a time bound manner. The Group has implemented all of the recommendations. TNPCB has filed an appeal against the order of the NGT before the Supreme Court of India.

In the meanwhile, the application for renewal of Consent to Operate (CTO) for existing copper smelter, required as per procedure established by law was rejected by TNPCB in April 2018. Vedanta Limited has filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order. During the pendency of the appeal, there were protests by a section of local community raising environmental concerns and TNPCB vide its order dated May 23, 2018 ordered closure of existing copper smelter plant with immediate effect. Further, the Government of Tamil Nadu, issued orders dated May 28, 2018 with a direction to seal the existing copper smelter plant permanently. The Company believes these actions were not taken in accordance with the procedure prescribed under applicable laws. Subsequently, the Directorate of Industrial Safety and Health passed orders dated May 30, 2018, directing the immediate suspension and revocation of the Factory License and the Registration Certificate for the existing smelter plant.

The Company has appealed this before the National Green Tribunal (NGT). NGT vide its order on December 15, 2018 has set aside the impugned orders and directed the TNPCB to pass fresh orders for renewal of consent and authorization to handle hazardous substances, subject to appropriate conditions for protection of environment in accordance with law.

The State of Tamil Nadu and TNPCB approached Supreme Court in Civil Appeals on January 02, 2019 challenging the judgement of NGT dated December 15, 2018 and the previously passed judgement of NGT dated August 08, 2013. The Supreme Court vide its judgement dated February 18, 2019 set aside the judgements of NGT dated December 15, 2018 and August 08, 2013 on the basis of maintainability alone and directed the Company to file an appeal in High court.

The Company had filed a writ petition before Madras High Court challenging the various orders passed against the Company in 2018 and 2013. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed all the Writ Petitions filed by the Company. The Company has approached the Supreme Court and challenged the said High Court order by way of a Special Leave Petition (SLP) to Appeal and also filed an interim relief for care & maintenance of the plant. The matter was then listed on December 02, 2020 before Supreme Court Bench. The Bench after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. The case will be listed once physical hearing resumes in Supreme court.

As per the Company’s assessment, it is in compliance with the applicable regulations and expects to get the necessary approvals in relation to the existing operations.

The Company has carried out an impairment analysis for existing plant assets during the six months ended September 30, 2020 considering the key variables and concluded that there exists no impairment. The Company has done an additional sensitivity analysis with commencement of operations of the existing plant in FY 2022-23 and noted that the recoverable amount of the assets would still be in excess of their carrying values.

The carrying value of the assets as at March 31, 2020 was ₹ 19,487 million and September 30, 2020 is ₹ 18,854 million ($ 256 million).

Expansion Plant:

Separately, the Company has filed a fresh application for renewal of the Environmental Clearance (EC) for the proposed Copper Smelter Plant 2 (Expansion Project) dated March 12, 2018 before the Expert Appraisal Committee of the MoEF wherein a sub-committee was directed to visit the Expansion Project site prior to prescribing the Terms of Reference.

In the meantime, the Madurai Bench of the High Court of Madras in a Public Interest Litigation held vide its order dated May 23, 2018 that the application for renewal of the Environmental Clearance for the Expansion Project shall be processed after a mandatory public hearing and in the interim, ordered the Company to cease construction and all other activities on site for the proposed Expansion Project with immediate effect. The Ministry of Environment and Forests (MoEF) has delisted the expansion project since the matter is sub-judice. Separately, SIPCOT vide its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted for the proposed Expansion Project. Further the TNPCB issued orders on June 07, 2018 directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023.

The Company has approached Madras High Court by way of writ petition challenging the cancellation of lease deeds by SIPCOT pursuant to which an interim stay has been granted. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB, the matter is pending for adjudication. Considering the delay in existing plant matter and accordingly delay in getting the required approval for expansion project, management considered to make provision for impairment for expansion project basis fair value less cost of disposal and accordingly made impairment provision of ₹ 6,692 million in March 2020. During the current period, there are no updates in the expansion matter and impairment provision of ₹ 6,692 million is adequate.

iv)	PSC Extension

Rajasthan Block

On October 26, 2018, the Government of India (GoI), acting through the Directorate General of Hydrocarbons (DGH) granted its approval for a ten-year extension of the Production Sharing Contract (PSC) for the Rajasthan Block (RJ), with effect from May 15, 2020 subject to certain conditions. The GoI had granted the extension under the Pre-NELP Extension Policy, the applicability whereof to PSC for Rajasthan Block is sub-judice and pending before the Hon’ble Delhi High Court. The key conditions stated by DGH and the Group’s position is detailed below:

•	Submission of Audited Accounts and End of year statement:

The Companies and one of the joint operation partners have divergent views on the cost oil entitlement and therefore the End of Year statement for the year ended March 31, 2018 & March 31, 2019 and the Investment Multiple as at March 31, 2018 and as at March 31, 2019 could not be finalized. Consequentially, profit petroleum pertaining to the said Block for the year ended March 31, 2019 and March 31, 2020 and applicable Investment Multiple calculated based on management’s cost oil computation (resulting into Government’s share of profit petroleum @ 40% for DA-1 & DA-2 and @20% for DA-3 for FY 2019 & FY 2020), remains provisional. The computation is after considering relevant independent legal advice. Subsequently, Audited End of year statements for FY 18-19 and FY 19-20 have been submitted to DGH on September 19, 2020 and audited End of year statement for FY 17-18 was also submitted on November 12, 2020.

Further, the above condition for submission of audited accounts and End of Year Statement for adoption by Management Committee of the Block has been delinked by DGH vide letter dated December 03, 2019 as a pre-condition to PSC extension.

Profit Petroleum: DGH, in May 2018, has raised a demand for the period up to March 31, 2017 for Government’s additional share of Profit oil based on its computation of disallowance of cost incurred over the initially approved Field Development Plan (FDP) of pipeline project for ₹ 15,079 million ($ 202 million) and retrospective re-allocation of certain common costs between Development Areas (DAs) of Rajasthan Block aggregating to ₹ 27,236 million ($ 364 million), representing share of Vedanta Limited and its subsidiary. DGH vide its letter dated May 12, 2020, reiterated its demand only with respect to the retrospective re-allocation of certain common costs between Development Areas (DA’S) of Rajasthan block of ₹ 27,236 million ($ 364 million) for the period upto March 31, 2017.

Subsequently, the Company in January 2020 received notifications from DGH on audit exceptions arising out of its audit for the FY 2017-18, which comprises of the consequential effects on profit oil due to the aforesaid matters and certain new matters on cost allowability plus interest aggregating to ₹ 48,284 million ($ 645 million), representing share of Vedanta limited and its subsidiary, which have been suitably responded to by the Company.

The Company believes that it has sufficient as well as reasonable basis (pursuant to PSC provisions & approvals), supported by legal advice, for having claimed such costs and for allocating common costs between different DAs. In the Company’s opinion, these computations of the aforesaid demand / audit exceptions are not appropriate and the accounting adjustments sought for issues pertaining to Year 2007 and onwards are based on assumptions that are not in consonance with the approvals already in place. The Company’s view is also supported by independent legal opinion and the Company has been following the process set out in PSC to resolve these aforesaid matters. Thus, the Company sought for appointment of a sole expert for opining on the audit exceptions by a letter dated November 14, 2019 and thereafter on May 14, 2020, Company has issued a notice of Arbitration proceeding on the above matters and is confident of resolution of matters in its favor. The Tribunal stands constituted. Further, on September 23, 2020, GoI had filed an application for interim relief before Delhi High Court seeking payment of all disputed dues. The bench was not inclined to pass any ex-parte orders and now the matter is scheduled for hearing on December 23, 2020.

Further to above stated letter from GoI on October 26,2018, in view of pending non-finalization of the Addendum to PSC, the extraordinary situation prevailing on account of COVID-19 and non-finalisation of issues including the aforesaid DGH demand, the GoI granted permission to the Group to continue petroleum operations in RJ-ON-90/I block, till the execution of the Addendum to PSC or for a period upto January 31, 2021, whichever is earlier.

In our view, above mentioned condition linked to PSC extension is untenable and has not resulted in creation of any liability and cannot be a ground for non-extension. In addition, all necessary procedures prescribed in the PSC including appropriate dispute resolution process, in respect of the stated audit observation have also been satisfied. Accordingly, in our view, the PSC extension approval granted vide DGH letter dated October 26, 2018 upholds with all conditions addressed and no material liability would devolve upon the Group.

(v)	Flue-gas desulfurization (FGD) implementation:

Ministry of Environment, Forest and Climate Change (MOEF&CC) has revised emission norms for coal-based power plants in India. Accordingly, both captive and independent coal-based power plants in India are required to comply with these revised norms for reduction of sulphur oxide (SOx) emissions for which the current plant infrastructure is to be modified or new equipment’s have to be installed. Timelines for compliance to the revised norm for various plants in the Group range from December 2019 to March 2022. Different power plants are at different stages of the implementation process. However, it is unlikely that the implementation would be completed by the stipulated date.

MOP issued notification dated 02/07/2020 to restrict imports from China. Power China SEPCO1 has communicated their inability to execute the FGD project quoting aforementioned MOP notification and prevailing COVID situation in India. TSPL is proceeding with further steps for retendering the FGD project. A show cause notice has been issued by Central Pollution Control Board (‘CPCB’) to TSPL and other power plants which were required to meet December 31, 2019 deadline. Further, CPCB vide notice dated May 08, 2020 published on its website, has imposed penalty of ₹ 2 million per month per non-compliant unit and any further directions based on the periodic review of compliance status. Subsequent to period end, CPCB has extended the timelines to install FGD at TSPL to February 28, 2021 for Unit-1, December 31, 2020 for Unit-2 and October 31, 2020 for Unit-3.

TSPL filed a petition before Punjab State Electricity Regulatory Commission (PSERC) for approval of MoEF notification as change in law in terms of Article 13 of PPA on June 30, 2017. PSERC vide its order dated December 21, 2018 has held that MoEF notification is not a change in law as it does not impose any new requirements. TSPL had filed an appeal before Hon’ble Appellate Tribunal for Electricity (APTEL) challenging the said order of PSERC. APTEL has pronounced the order on August 28, 2020 in favour of TSPL allowing the cost pass through. PSPCL has filed an appeal against this order in Supreme Court.

Similarly, other power plants of the Group in India are required to comply with the revised norms in the coming year(s). Group’s respective operations have been engaging with the concerned authorities to extend the timeline for compliance. The timelines have been extended for BALCO and Aluminum business of the Company to June 2021.

(vi) ESL Steel Limited (formerly known as Electrosteel Steels Limited) (ESL), had filed application for renewal of Consent to Operate (‘CTO’) on August 24, 2017 for the period of five years which was denied by Jharkhand State Pollution Control Board (‘JSPCB’) on August 23, 2018, as JSPBC awaited response from MOEF over a 2012 show-cause notice. After a personal hearing towards the show cause notice, the Ministry of Environment, Forests and Climate Change revoked the Environmental Clearance (EC) on September 20, 2018. The Hon’ble High Court of Jharkhand granted stay against both revocation orders, and allowed the continuous running of the plant operations under regulatory supervision of the JSPCB. Jharkhand High Court on September 16, 2020 passed an order vacating the interim stay in place beyond September 23, 2020, while listed the matter for final hearing in November 2020. ESL urgently filed an SLP in the Supreme Court, and on September 22, 2020, ESL was granted permission to run the plant till further orders.

As the courts had permitted ESL to apply for statutory clearances without prejudice to their rights, ESL has been granted stage I forest clearance by MOEF&CC in December 2019 and Terms of Reference for 3 MTPA steel plant in August 2020. The company is working aggressively to comply with the terms of reference to secure the revised EC immediately, and does not envisage a material liability in this aspect.

4. Business Combination

Ferro Alloys Corporation Limited - Business Combination

On September 21, 2020, the Company acquired control over Ferro Alloys Corporation Limited (“FACOR”). FACOR was admitted under Corporate insolvency resolution process in terms of the Insolvency and Bankruptcy Code, 2016 of India. The National Company Law Tribunal (NCLT) vide its order dated January 30, 2020 approved the resolution plan for acquiring controlling stake in FACOR. Pursuant to the approved resolution plan, FACOR will be wholly owned subsidiary of the Company. FACOR holds 90% in its subsidiary, Facor Power Limited (FPL).

FACOR is in the business of producing Ferro Alloys and owns a Ferro Chrome plant with capacity of 72,000 TPA, two operational Chrome mines and 100 MW of Captive Power Plant through its subsidiary, FACOR Power Limited (FPL). The acquisition will complement the Group’s existing steel business as the vertical integration of ferro manufacturing capabilities has the potential to generate significant efficiencies.

The business combination has been accounted for on a provisional basis under IFRS 3.

The fair value of the identifiable assets and liabilities of FACOR as at the date of the acquisition were provisionally estimated as below:

	(₹ in million)	($ in million)
Particulars	Provisional Fair Value	Provisional Fair Value
Property, Plant and Equipment including Capital work in progress	580	8
Capital work-in-progress	1,020	14
Intangible assets	101	1
Bank deposits	40	1
Other non-current assets	160	2

Non-current assets	1,901	26

	(₹ in million)	($ in million)
Particulars	Provisional Fair Value	Provisional Fair Value
Inventories	460	6
Trade and other receivables	367	5
Cash and cash equivalents	113	2
Short-term Investments	699	10
Income tax assets	13	0
Current assets	1,652	23

Total Assets (A)	3,553	49

Borrowings	77	1
Other liabilities	1,193	16

Total Liabilities (B)	1,270	17

Net Assets (C = A-B)	2,283	31

Satisfied by:
Cash Consideration Paid for Equity acquired	340	5
Cash Consideration Paid for Debt acquired	220	3
Zero coupon Non Convertible Debentures issued by FACOR repayable equally over 4 years commencing March 2021 (Nominal value ₹ 2,865 million)*	2,362	32

Total Purchase consideration (D)	2,922	40

Non-Controlling interest on acquisition (10% of net liabilities of FPL) (E)	(639)	(9)
Bargain Gain/Goodwill (C-D-E)	0	0

*	Includes NCDs of nominal value ₹ 23 million ($ 0 million) yet to be issued as part of purchase consideration.

Considering the time involved in the valuation and complexities involved in the acquired business, the Group is still in the process of finalizing the fair valuation, which is expected to be finalized by the year end. As a result, the effects of the same have been accounted for on a provisional basis, as permitted by IFRS 3.

Since the date of acquisition, FACOR has contributed Nil and Nil to the Group revenue and profit before taxation respectively for the six months ended September 30, 2020. If FACOR had been acquired at the beginning of the year, the Group revenue would have been ₹ 367,147 million ($ 4,992 million) and the profit before exceptional items and tax of the Group would have been ₹ 55,591 million ($ 756 million).

Non-controlling interest has been measured at the non-controlling interest’s proportionate share of FPL’s identifiable net assets.

Acquisition costs of ₹ 28 million ($ 0 million) have been charged to the consolidated statement of profit and loss.

5. Segment information

Description of segment and principal activities

The Group is a diversified natural resource group engaged in exploring, extracting and processing minerals and oil and gas. The Group produces zinc, lead, silver, copper, aluminium, iron ore, oil and gas and commercial power and has a presence across India, South Africa, Namibia, U.A.E, Ireland, Australia, Japan, South Korea, Taiwan and Liberia. The Group is also in the business of port operations and manufacturing of glass substrate and steel. The Group has seven reportable segments: copper, aluminium, iron ore, power, Zinc India (comprises of zinc and lead India), Zinc international, oil and gas and others. The management of the Group is organized by its main products: copper, Zinc (comprises of zinc and lead India, silver India and zinc international), aluminium, iron ore, oil and gas, power and others. ‘Others’ segment mainly comprises of port/berth, steel, glass substrate and ferro alloys business and those segments which do not meet the quantitative threshold for separate reporting. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Group’s chief operating decision maker (“CODM”).

Segment Revenue, Profit, Assets and Liabilities include the respective amounts identifiable to each of the segments and amount allocated on a reasonable basis. Unallocated expenditure consists of common expenditure incurred for all the segments and expenses incurred at corporate level. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and unallocated liabilities respectively.

The accounting policies of the reportable segments are the same as the Group’s accounting policies. The operating segments reported are the segments of the Group for which separate financial information is available. Earnings before interest, depreciation and amortisation and tax (Segment profit) are evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance and is a non-IFRS measure. The Group’s financing (including finance and other costs and investment and other income) and income taxes are reviewed on an overall basis and are not allocated to operating segments.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

a. For the six months ended September 30, 2019

	Copper (₹ in million)	Zinc India (₹ in million)	Zinc International (₹ in million)	Aluminium (₹ in million)	Power (₹ in million)	Iron Ore (₹ in million)	Oil and Gas (₹ in million)	Others (₹ in million)	Elimination (₹ in million)	Total (₹ in million)
Revenue
Sales	49,618	92,660	17,145	134,040	33,491	15,521	63,269	23,315	—	429,059
Inter-segment sales	—	—	—	62	673	23	—	432	(1,190)	—
Segment revenue	49,618	92,660	17,145	134,102	34,164	15,544	63,269	23,747	(1,190)	429,059
Cost of Sales and expenses	(51,278)	(47,710)	(13,800)	(133,480)	(26,049)	(12,382)	(26,712)	(21,858)	1,190	(332,079)
Segment profit / (loss)	(1,660)	44,950	3,345	622	8,115	3,162	36,557	1,889	—	96,980
Depreciation and amortisation	(742)	(11,289)	(3,446)	(8,191)	(2,916)	(1,340)	(19,292)	(2,329)	—	(49,545)
Other items**	—	—	—	—	—	—	—	—	—	(340)
Impairment	—	—	—	—	—	—	—	(5,040)	—	(5,040)

Operating profit / (loss)	(2,402)	33,661	(101)	(7,569)	5,199	1,822	17,265	(5,480)	—	42,055
Investment and other income										14,570
Finance and other costs										(29,524)

Profit before tax										27,101

b. As at March 31, 2020

Assets and liabilities
Assets
Segment assets	64,853	206,643	51,831	486,545	174,210	34,450	155,551	80,247		1,254,330
Financial assets investments										911
Deferred tax asset										82,669
Short-term investments										327,210
Cash and cash equivalents (including restricted cash and cash equivalents)										51,558
Income tax asset										26,530
Others										12,197

Total assets										1,755,405

Liabilities
Segment liabilities	45,368	47,650	12,266	179,278	16,418	11,813	102,055	15,454	—	430,302
Borrowings										579,475
Current tax liabilities										1,894
Deferred tax liabilities										29,675
Others										32,164

Total liabilities										1,073,510

**	Other items represent forex on MAT credit entitlements which have not been allocated to any segment.

c. For the six months ended September 30, 2020

	Copper (₹ in million)	Zinc India (₹ in million)	Zinc International (₹ in million)	Aluminium (₹ in million)	Power (₹ in million)	Iron Ore (₹ in million)	Oil and Gas (₹ in million)	Others (₹ in million)	Elimination (₹ in million)	Total (₹ in million)	Total (US dollars in million)
Revenue
Sales	42,813	93,428	10,058	124,112	28,784	14,889	30,555	20,268		364,907	4,962
Inter-segment sales				270		277		124	(671)	—
Segment revenue	42,813	93,428	10,058	124,382	28,784	15,166	30,555	20,392	(671)	364,907	4,962
Cost of Sales and expenses	(43,502)	(48,762)	(6,790)	(94,674)	(20,078)	(10,576)	(17,553)	(17,928)	671	(259,192)	(3,524)
Segment profit / (loss)	(689)	44,666	3,268	29,708	8,706	4,590	13,002	2,464		105,715	1,438
Depreciation and amortisation	(765)	(11,650)	(1,436)	(8,353)	(2,902)	(1,096)	(10,636)	(2,602)		(39,440)	(536)
Other items**				950						1,178	16

Operating profit / (loss)	(1,454)	33,016	1,832	22,305	5,804	3,494	2,366	(138)		67,453	918
Investment and other income										15,518	211
Finance and other costs										(26,224)	(357)

Profit before tax										56,747	772

Assets and liabilities
Assets
Segment assets	66,963	201,284	52,970	469,996	177,991	33,767	161,061	79,292		1,243,324	16,907
Financial assets investments										1,321	18
Deferred tax asset										61,532	837
Short-term investments										277,148	3,769
Cash and cash equivalents (including restricted cash and cash equivalents)										78,143	1,062
Income tax asset										29,516	402
Others										50,564	687

Total assets										1,741,548	23,681

Liabilities
Segment liabilities	44,946	38,971	8,569	146,136	17,625	10,934	99,872	14,610		381,663	5,189
Borrowings										620,615	8,439
Current tax liabilities										3,236	44
Deferred tax liabilities										27,464	374
Others										23,456	319

Total liabilities										1,056,434	14,365

**

Other items represent Renewable Power Obligation (RPO) liability reversal of ₹ 950 million ($ 13 million) and forex gain on MAT credit entitlements which has not been allocated to any segment of ₹ 228 million ($ 3 million).

Disaggregation of Revenue

Below table summarises the disaggregated revenue from contracts with customers: —

For the six months ended September 30,

	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Oil	60,401	27,430	373
Gas	3,380	1,874	25
Zinc Metal	82,356	68,410	930
Lead Metal	17,127	17,470	238
Silver Metal & Bars	11,903	18,769	255
Iron Ore	5,594	5,981	81
Metallurgical Coke	86	463	6
Pig Iron	11,146	10,627	145
Copper Products	49,812	39,804	541
Aluminium Products	128,432	122,644	1,668
Power	27,009	19,945	271
Steel Products	19,072	15,959	217
Others	9,654	8,727	119

Revenue from contracts with customers	425,972	358,103	4,869
Revenue from contingent rents	8,333	7,680	105
Gains/ (losses) on provisionally priced contracts	(5,246)	(876)	(12)

Total Revenue	429,059	364,907	4,962

6. Investment and other income

For the six months ended September 30,	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Fair value gain on financial assets at fair value through profit or loss (FVTPL)	2,538	7,790	106
Interest income:
Interest income on financial assets at fair value through profit or loss	5,372	3,047	41
Interest income on bank deposits at amortized cost	660	2,212	30
Interest income on loans and receivables at amortized cost	2,691	1,718	24
Others	311	334	5
Dividend income on investments held at FVOCI	17	17	0
Dividend income – financial assets at fair value through profit or loss	296	12	0
Foreign exchange gain/ (loss) net	2,685	388	5

	14,570	15,518	211

7. Finance and other costs

For the six months ended September 30,	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Interest expense on financial liabilities at amortised cost	29,742	26,082	355
Unwinding of discount on provisions	461	344	5
Net foreign exchange loss on borrowings and creditors for capital expenditure	2,711	582	8
Other finance costs	1,588	1,098	15
Net interest on defined benefit arrangements	96	97	1
Capitalisation of finance costs	(5,074)	(1,979)	(27)

	29,524	26,224	357

8. Income tax expense

The major components of income tax expense for the six months ended September 30, 2019 and 2020 are indicated below:

(a) Tax charge/ (credit) recognised in the consolidated statement of Profit or loss

For the six months ended September 30,	2019	2020	2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Current tax:
Current tax on profit for the period	9,533	8,854	120

Total current tax (a)	9,533	8,854	120

Deferred tax:
Origination/(reversal) of temporary differences*	(19,186)	18,351	250
(Credit) in respect of deferred tax for earlier years	(18)	—	—

Total deferred tax charge/ (credit) (b)	(19,204)	18,351	250

Net tax expense/(credit) ((a)+(b))	(9,671)	27,205	370

Profit before tax	27,101	56,747	772
Effective income tax rate (%)	(35.7%)	47.9%	47.9%

*

Consequent to the declaration of dividend (including from accumulated profits) by the subsidiaries, the unabsorbed depreciation as per tax laws have been utilized by the Company leading to a deferred tax charge of ₹ 12,831 million in the half year ended September 30, 2020. Further, during the corresponding half year ended September 30, 2019, section 115BAA of the Income Tax Act was introduced and based on the expected timing of adoption of the same, the Group remeasured its deferred tax balances as at April 1, 2019 and recognised a deferred tax credit of ₹ 23,151 million in the half year ended September 30, 2019. In case the actual timing of adoption of section 115BAA is changed from what is presently estimated the deferred tax balances would be required to be remeasured.

(b)

The tax department had raised demands on account of remeasurement of certain tax incentives under section 80IA and 80 IC of the Income Tax Act. During the previous year, based on the favorable orders from Income Tax Appellate Tribunal relating to AY 09-10 to AY 12-13, the Commissioner of Income Tax (Appeals) has allowed these claims for AY 14-15 to AY 15-16, which were earlier disallowed and has granted refund of amounts deposited under protest. Against the Tribunal order, department had filed an appeal in Hon’ble Rajasthan High Court in financial year 2017-18 which is yet to be admitted. As per the view of external legal counsel, Department’s appeal seeks re-examination of facts rather than raising any substantial question of law and hence it is unlikely that appeal will be admitted by the High Court. Due to this there is a strong prima facie case that ITAT order will stand confirmed and department’s appeal would be dismissed. The amount involved in this dispute is ₹ 105,658 million and ₹ 109,000 million ($ 1,482 million) as at March 31, 2020 and September 30, 2020 respectively, plus applicable interest upto the date of settlement of the dispute.

9. Earnings per share (“EPS”)

The following reflects the income and share data used in the basic and diluted earnings per share computations:

Computation of weighted average number of shares

For the six months ended September 30,	2019	2020
Weighted average number of ordinary shares for basic earnings per share*	3,702,506,169	3,703,288,875
Effect of dilution:
Potential ordinary shares relating to share option awards	16,406,412	20,486,599

Adjusted weighted average number of ordinary shares for diluted earnings per share	3,718,912,581	3,722,997,996

Computation of basic and diluted earnings per share

Basic earnings per share:

For the six months ended September 30,	2019	2020	2020
	(₹ in million except EPS data)	(₹ in million except EPS data)	(US dollars in million except EPS data)
Profit for the period attributable to equity holders of the parent	25,210	16,448	224
Weighted average number of ordinary shares for basic earnings per share*	3,702,506,169	3,703,288,875	3,703,288,875

Earnings per share	6.81	4.44	0.06

Diluted earnings per share:

For the six months ended September 30,	2019	2020	2020
	(₹ in million except EPS data)	(₹ in million except EPS data)	(US dollars in million except EPS data)
Profit / (loss) for the period attributable to equity holders of the parent	25,210	16,448	224
Adjusted weighted average number of ordinary shares for diluted earnings per share*	3,718,912,581	3,722,997,996	3,722,997,996

Earnings per share	6.78	4.42	0.06

*	After excluding the impact of treasury shares

10. Restricted cash and cash equivalents

Restricted cash and cash equivalents consist of the following:

	As at,
	March 31, 2020	September 30, 2020	September 30, 2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Cash at banks[1]	960	968	13

	960	968	13

[1]

Cash at banks is restricted in use as it relates to unpaid dividends of ₹ 941 million and ₹ 950 million ($ 13 million) as at March 31, 2020 and September 30, 2020 respectively. It also includes earmarked escrow amount of ₹ 19 million and ₹ 18 million ($ 0 million) as at March 31, 2020 and September 30, 2020 respectively, relating to unclaimed redeemable preference shares.

11. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at March 31,
	March 31, 2020	September 30, 2020	September 30, 2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Cash at banks and in hand	23,922	18,608	253
Short-term deposits	26,676	58,567	796

	50,598	77,175	1,049

Short-term deposits are made for periods of between one day and three months, depending on the immediate cash requirements of the respective companies, and earn interest at the respective short-term deposit rates.

12. Borrowings

Current borrowings consist of:

	As at,
	March 31, 2020	September 30, 2020	September 30, 2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Banks and financial institutions	112,710	96,700	1,315
Others	—	50	1
Current maturities of long-term borrowings	99,521	133,062	1,809

Current borrowings (A)	212,231	229,812	3,125

Non-current borrowings consist of:

	As at March 31,
	March 31, 2020	September 30, 2020	September 30, 2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Banks and financial institutions	294,233	357,885	4,867
Non-convertible debentures	163,874	163,189	2,219
Redeemable preference shares	19	18	0
Non-convertible bonds	1,462	1,558	21
Others	7,177	1,215	16

Non-current borrowings	466,765	523,865	7,123
Less: Current maturities of long-term borrowings	(99,521)	(133,062)	1,809

Non-current borrowings, net of current maturities (B)	367,244	390,803	5,314

Debt securities issued / repaid during the period:

In September 2016, Vedanta Ltd issued NCDs of ₹ 6,000 million ($ 82 million) at an interest rate of 8.70%. These NCDs are secured by way of first ranking pari passu charge on movable fixed assets in relation to the Lanjigarh Refinery Expansion Project (having capacity beyond 2 MTPA and upto 6 MTPA) situated at Lanjigarh, Orissa. The Lanjigarh Refinery Expansion Project shall specifically exclude the 1 MTPA alumina refinery of Vedanta Limited along with 90 MW power plant in Lanjigarh and all its related capacity expansions. The NCDs have been fully repaid in April 2020.

In August 2015, Vedanta Ltd issued NCDs of ₹ 20,000 million ($ 272 million) at an interest rate of 9.45%. These NCDs are secured by way of movable fixed assets in relation to the 1.6 MTPA Aluminium Smelter alongwith 1215 MW (135MW * 9) captive power plant located in Jharsuguda and 1 MTPA Alumina Refinery alongwith 90 MW co-generation power plant located at Lanjigarh in Odisha State and shall include all present movable plant and machinery, machinery spares, tools and accessories, fixtures, mechanical and electrical equipments, machinery and all other movable fixed assets and all estate, right, title, interest, property, claims and demands whatsoever in relation to assets. The NCDs have been fully repaid in August 2020.

In August, 2017, TSPL issued NCDs of ₹ 5,000 million ($ 68 million) at an interest rate of 7.85%. These NCDs are secured by first pari passu charge on movable and/or immovable fixed assets of TSPL with a minimum asset cover of 1 times during the tenure of NCD and an unconditional and irrevocable corporate guarantee by Vedanta Limited. The NCDs have been fully repaid in August 2020.

In August 2017, BALCO had issued NCDs of ₹ 5,000 million ($ 68 million) at an interest rate of 7.94%. These were secured by first pari passu charge over the immovable property (excluding of leasehold land and coal block assets) of BALCO .The NCDs of ₹ 2,000 million have been repaid in March 2020 and balance ₹ 3,000 million were repaid in July 2020.

In May 2017, VGCB has issued NCDs of ₹ 4,250 million ($ 58 million) at an interest rate of 8.25%. These NCDs are secured by way of first pari-passu charge on the specific movable and/or immovable fixed assets, as may be identified and notified by the Issuer to the Security Trustee from time to time, with minimum asset coverage of 1 time of the aggregate face value of Bonds outstanding at any point of time. The asset cover thereof exceeds 1 time of the principal amount of the said debentures. The NCDs have been fully repaid in September 2020.

In September 2020, HZL issued NCDs of ₹ 35,200 million ($ 479 million) at an interest rate of 5.35%. These NCDs are unsecured. The NCDs are due for repayment in three yearly installments commencing from September 2021. As at September 30, 2020, the carrying value is ₹ 35,200 million ($ 479 million).

In September 2020, Ferro Alloys Corporation Limited issued zero coupon NCDs of ₹ 2,842 million ($ 39 million). These NCDs are secured by way of charge against all existing assets of the company. The NCDs are due for repayment in four annual equal installments commencing from March 2021. As at September 30, 2020, the carrying value is ₹ 2,342 million ($ 32 million) (Refer Note 4 – Business combination)

13. Financial instruments

A. Financial assets and liabilities:

The following tables present the carrying value and fair value of each category of financial assets and liabilities as at March 31, 2020 and September 30, 2020.

As at March 31, 2020:

	(₹ in million)
Financial assets	Fair value through profit or loss		Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value
Financial assets investments
—at fair value	500		411	—	—	911	911
Other non—current assets	—		—	—	49,384	49,384	49,384
Trade and other receivable	506	*	—	—	51,392	51,898	51,898
Short term investments
—Bank deposits	—		—	—	80,633	80,633	80,633
—Other investments	246,577		—	—	—	246,577	246,577
Financial instruments (derivatives)	2,760		—	4,187	—	6,947	6,947
Cash and cash equivalents	—		—		50,598	50,598	50,598
Restricted cash and cash equivalents	—		—	—	960	960	960

Total	250,343		411	4,187	232,967	487,908	487,908

*	Under IFRS 9, provisionally priced receivables are fair valued at each reporting date.

As at March 31, 2020:

	(₹ in million)
Financial liabilities	Fair value through profit or loss		Derivatives designated as hedging instrument	Amortised cost	Others*	Total carrying value	Total fair value
Borrowings	—		—	579,475	—	579,475	580,521
Acceptances	—		—	101,851	—	101,851	101,851
Trade and other payables	5,170	**	—	205,445	2,472	213,087	213,087
Financial instruments (derivatives)	464		947		—	1,411	1,411

Total	5,634		947	886,771	2,472	895,824	896,870

*	Includes put option liability accounted for at fair value
**	Under IFRS 9, provisionally priced payables are fair valued at each reporting date.

As at September 30, 2020:

	(₹ in million)							(US dollars in million)
Financial assets	Fair value through profit or loss		Fair value through other comprehensive income	Derivatives designated as hedging instruments	Amortised cost	Total carrying value	Total fair value	Total carrying value	Total fair value
Financial assets investments
—at fair value	500		821	—	—	1,321	1,321	18	18
Other non—current assets	—		—	—	65,380	65,380	65,380	889	889
Trade and other receivable	809	*	—	—	88,883	89,692	89,692	1,220	1,220
Short term investments
—Bank deposits	—		—	—	1,13,416	1,13,416	1,13,416	1,542	1,542
—Other investments	1,63,732		—	—	—	1,63,732	1,63,732	2,227	2,227
Financial instruments (derivatives)	120		—	67	—	187	187	3	3
Cash and cash equivalents	—		—	—	77,175	77,175	77,175	1,049	1,049
Restricted cash and cash equivalents	—		—	—	968	968	968	13	13

Total	1,65,161		821	67	3,45,822	5,11,871	5,11,871	6,961	6,961

*	Under IFRS 9, provisionally priced receivables are fair valued at each reporting date.

As at September 30, 2020:

	(₹ in million)							(US dollars in million)
Financial liabilities	Fair value through profit or loss		Derivatives designated as hedging instrument	Amortised cost	Others*	Total carrying value	Total fair value	Total carrying value	Total fair value
Borrowings	—		—	6,20,615	—	6,20,615	6,19,803	8,439	8,428
Acceptances	—		—	89,874	—	89,874	89,874	1,222	1,222
Trade and other payables	7,360	**	—	1,91,463	2,527	2,01,350	2,01,350	2,738	2,738
Financial instruments (derivatives)	1,892		2,823	—	—	4,715	4,715	64	64

Total	9,252		2,823	9,01,952	2,527	9,16,554	9,15,742	12,463	12,452

*	Includes put option liability accounted for at fair value
**	Under IFRS 9, provisionally priced payables are fair valued at each reporting date.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The below table summarizes the categories of financial assets and liabilities as at March 31, 2020 and September 30, 2020 measured at fair value:

As at March 31, 2020	(Level 1)	(Level 2)	(Level 3)
	(₹ in million)
Financial assets
At fair value through profit or loss
— Investments	75,975	170,602	500
— Derivatives financial assets	—	2,760	—
— Trade and other receivables	—	506	—
At fair value through other comprehensive income
— Financial asset investments held at fair value	304	—	107
Derivatives designated as hedging instruments
— Derivatives financial assets	—	4,187

	76,279	178,055	607
Financial liabilities
At fair value through profit or loss
—Derivatives financial liabilities	—	464	—
Trade payable	—	5,170	—
Derivatives designated as hedging instruments
—Derivatives financial liabilities	—	947	—
Trade and other payables- Put option liability with non controlling interest	—	—	2,472

	—	6,581	2,472

As at September 30, 2020	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
	(₹ in million)			(US dollars in million)
Financial assets
At fair value through profit or loss
— Investments	34,917	1,28,816	500	475	1,752	7
— Derivatives financial assets	—	120	—	—	2	—
— Trade and other receivables	—	809	—	—	11	—
At fair value through other comprehensive income
— Financial asset investments held at fair value	714	—	107	10	—	1
Derivatives designated as hedging instruments
— Derivatives financial assets		67		—	1	—

	35,631	1,29,812	607	485	1,766	8

Financial liabilities
At fair value through profit or loss
—Derivatives financial liabilities	—	1,892	—	—	26	—
Trade payable	—	7,360	—	—	100	—
Derivatives designated as hedging instruments
—Derivatives financial liabilities	—	2,823	—	—	38	—
Trade and other payables- Put option liability with non controlling interest	—	—	2,527	—	—	34

	—	12,075	2,527	—	164	34

The below table summarizes the fair value of borrowings which are carried at amortised cost as at March 31, 2020 and September 30, 2020:

As at March 31, 2020	(Level 2)
(₹ in million)
Financial Liabilities
—Borrowings	580,521

580,521

As at September 30, 2020	(Level 2)	(Level 2)
	(₹ in million)	US dollars in million
Financial Liabilities
—Borrowings	6,19,803	8,428

	6,19,803	8,428

The fair value of the financial assets and liabilities are at the amount that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair values:

•

Investments traded in active markets are determined by reference to quotes from the financial institutions; for example: Net asset value (NAV) for investments in mutual funds declared by mutual fund house. For other listed securities traded in markets which are not active, the quoted price is used wherever the pricing mechanism is same as for other marketable securities traded in active markets. Other current investments and structured investments are valued by referring to market inputs including quotes, trades, poll, primary issuances for securities and /or underlying securities issued by the same or similar issuer for similar maturities and movement in benchmark security, etc.

•

Financial assets forming part of Trade and other receivables, cash and cash equivalents (including restricted cash and cash equivalents), bank deposits, financial liabilities forming part of trade and other payables, acceptances and short-term borrowings being carried at amortised cost: Approximate their carrying amounts largely due to the short-term maturities of these instruments.

•

Non-current fixed-rate and variable-rate borrowings: Fair value has been determined by the Group based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project.

•	Quoted financial asset investments: Fair value is derived from quoted market prices in active markets.

•	Unquoted financial asset investments: Fair value of unquoted securities are determined by reference to discounted cash flows model.

•

Derivative financial assets/liabilities: The Group enters into derivative financial instruments with various counterparties. Interest rate swaps, foreign exchange forward contracts and commodity forward contracts are valued using valuation techniques, which employs the use of market observable inputs. The most frequently applied valuation techniques by the Group include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate curves and forward rate curves of the underlying commodity. Commodity contracts are valued using the forward LME rates of commodities actively traded on the listed metal exchange i.e. London Metal Exchange, United Kingdom (UK).

•

Other non-current financial assets and financial liabilities: Fair value is calculated using a discounted cash flow model with market assumptions, unless the carrying value is considered to approximate to fair value.

For all other financial instruments, the carrying amount is either the fair value, or approximates the fair value.

The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationship and the value of other financial instruments recognised at fair value.

The estimated fair value amounts as at March 31, 2020 and September 30, 2020 have been measured as at that date. As such, the fair values of these financial instruments subsequent to reporting date may be different than the amounts reported at each period-end.

There were no significant transfers between level 1, level 2 and level 3 during the current period.

14. Shareholders’ equity

	As at March 31, 2020 (in Million)	As at March 31, 2020 (₹ Million)	As at September 30, 2020 (in Million)	As at September 30, 2020 (₹ Million)	As at September 30, 2020 (US dollars in million)
Authorised Share Capital:
Opening and closing balance (equity shares of ₹ 1 each with voting rights) a	44,020	44,020	44,020	44,020	599
Authorised preference share capital:
Opening and closing balance (preference shares of ₹ 10 each)	3,010	30,100	3,010	30,100	409
Issued , subscribed and paid up
Equity shares of ₹ 1 each with voting right [a,b,c,d]	3,718	3,718	3,718	3,718	51

a)	The Company has one class of equity shares having a par value of ₹ 1 per share. Each shareholder is eligible for one vote per share held and dividend as and when declared by the Company.

b)	This includes 261,780,208 equity shares in form of 65,445,052 ADS and 156,496,036 equity shares in the form of 39,124,009 ADS as at March 31, 2020 and September 30, 2020, respectively.

c)

Includes 308,232 equity shares as at March 31, 2020 and 308,232 equity shares as at September 30, 2020 kept in abeyance. These shares are not part of listed equity capital and pending allotment as they are sub-judice.

d)	Includes 14,378,261 equity shares as at March 31, 2020 and 13,392,506 equity shares as at September 30, 2020 held by Vedanta Limited ESOS Trust.

Securities premium

Securities premium is created to record amounts received in excess of the par value of shares in separate account as required by the Indian Companies Act. The securities premium account may be applied by the company towards the issue of unissued shares of the company to the members of the company as fully paid bonus shares, writing off the preliminary expenses of the company, writing off the expenses of, or the commission paid or discount allowed on any issue of shares or debentures of the company, providing for the premium payable on the redemption of any redeemable preference shares or of any debentures of the company; or for the purchase of its own shares or other securities.

Retained earnings includes amongst others, general reserve, debenture redemption reserve, capital reserve and preference share redemption reserve.

General reserve

Under the erstwhile Indian Companies Act 1956, a general reserve was created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers was to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the Company for that year, then the total dividend distribution is less than the total distributable results for that year. Consequent to introduction of Companies Act 2013, the requirement to mandatory transfer a specified percentage of the net profit to general reserve has been withdrawn. The balances in general reserves, as determined in accordance with applicable regulations, was ₹ 160,950 million and ₹ 160,950 million ($ 2,189 million) as at March 31, 2020 and September 30, 2020 respectively.

Debenture redemption reserve

As per the earlier provision under the Indian Companies Act, companies that issue debentures were required to create debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain 25% as a reserve of outstanding redeemable debentures. The amounts credited to the debenture redemption reserve may not be utilized except to redeem debentures. The MCA vide its Notification dated August 16, 2019, had amended the Companies (Share Capital and Debenture) Rules, 2014, wherein the requirement of creation of Debenture Redemption Reserve has been exempted for certain class of companies, hence, in view of the same, Vedanta Limited is not required to create Debenture Redemption Reserve. Retained earnings include ₹ 11,115 million and ₹ 5,831 million ($ 79 million) of debenture redemption reserve as at March 31, 2020 and September 30, 2020 respectively.

Preference share redemption reserve

The Indian Companies Act provides that companies that issue preference shares may redeem those shares from profits of the Company which otherwise would be available for dividends, or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided, either by reducing the additional paid in capital (securities premium account) or out of profits, before the shares are redeemed.

If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the preference share redemption reserve account. This amount should then be utilised for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of Vedanta Limited. Retained earnings include ₹ 30,869 million and ₹ 30,869 million ($ 420 million) of preference share redemption reserve as at March 31, 2020 and September 30, 2020 respectively.

Capital reserve

The balance in capital reserve as at March 31, 2020 and September 30, 2020 is ₹ 184,328 million and ₹ 183,347 million ($ 2,493 million) respectively. The balance in capital reserve has mainly arisen pursuant to extinguishment of non-controlling interests of erstwhile Cairn India Limited and acquisition of ASI. Further, changes in capital reserve are due to recognition/derecognition of put option liability and non-controlling interests pertaining to ASI.

15. Commitments, contingencies, and guarantees

In the normal course of business, the Group enters into certain capital commitments and also gives certain financial guarantees.

A. Capital commitments

The Group has a number of continuing operational and financial commitments in the normal course of business including:

•	Exploratory mining commitments;

•	Oil & gas commitments;

•	Mining commitments arising under production sharing agreements; and

•	Completion of the construction of certain assets.

Estimated amount of contracts remaining to be executed on capital accounts and not provided for:

	As at,
	March 31, 2020	September 30, 2020	September 30, 2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Oil & Gas sector
Cairn India	31,464	19,428	258

Aluminium sector
Lanjigarh Refinery (Phase II)	15,728	15,709	208
Jharsuguda 1.25 MTPA smelter	4,140	4,080	54

Zinc sector
Zinc India (mines expansion, solar and smelter)	9,123	6,302	84
Gamsberg mining & milling project	1,306	851	11

Copper sector
Tuticorin Smelter 400 KTPA*	27,913	30,037	398

Others	16,112	13,060	173

Total	105,786	89,467	1,186

*	currently contracts are under suspension under the force majeure clause as per the contract

Committed work programme (Other than capital commitment):

	As at,
	March 31, 2020	September 30, 2020	September 30, 2020
	(₹ in million)	(₹ in million)	(US dollars in million)
Oil & Gas sector
Cairn India (OALP - New Oil and Gas blocks)	58,409	56,736	753

Other Commitments

(i)

Power Division of the Company has signed a long term power purchase agreement (PPA) with Gridco Limited for supply of 25% of power generated from the power station with additional right to purchase power at (5%/7%) at variable cost as per the conditions referred to in PPA.The PPA has a tenure of twenty five years.

(ii)

TSPL has signed a long term power purchase agreement (PPA) with Punjab State Power Corporation Limited (PSPCL) [formerly known as Punjab State Electricity Board (PSEB)] for supply of power generated from the power plant. The PPA has tenure of twenty five years.

B. Guarantees

The aggregate amount of indemnities and other guarantees on which the Group does not expect any material losses, was ₹ 64,878 million and ₹ 94,739 million ($ 1,288 million) as at March 31, 2020 and September 30, 2020 respectively.

The Group has given guarantees in the normal course of business as stated below:

•

Guarantees and bonds advanced to the customs authorities in India of ₹ 4,713 million and ₹ 4,364 million ($ 59 million) as at March 31, 2020 and September 30, 2020 respectively relating to the export and payment of import duties on purchases of raw material and capital goods.

•	Guarantees issued for Group’s share of minimum work programme commitments of ₹ 29,059 million and ₹ 29,005 million ($ 394 million) as at March 31, 2020 and September 30, 2020 respectively.

•	Guarantees of ₹ 537 million and ₹ 147 million ($ 2 million) issued under bid bond for placing bids as at March 31, 2020 and September 30, 2020 respectively.

•

The Group’s overseas subsidiaries have given guarantees to Vedanta Resources Limited (VRL) and its subsidiaries majorly in respect of certain short term borrowings amounting to Nil and ₹ 31,257 million ($ 425 million) as at March 31, 2020 and September 30, 2020 respectively. Subsequent to the balance sheet date, these guarantees have been extinguished. Refer Note 17.

•

Bank guarantees of ₹ 1,150 million ($ 16 million) outstanding as at September 30, 2020 has been provided by the Group on behalf of Volcan Investments Limited to Income tax department, India as a collateral in respect of certain tax disputes.

•

Other guarantees of ₹ 29,419 million and ₹ 28,816 million ($ 392 million) as at March 31, 2020 and September 30, 2020 respectively issued for securing supplies of materials and services, in lieu of advances received from customers, litigation, for provisional valuation of custom duty and also to various agencies, suppliers and government authorities for various purposes. The Group does not anticipate any liability on these guarantees.

C. Export Obligations

The Indian entities of the Group have export obligations of ₹ 38,269 million and ₹ 34,381 million ($ 468 million) as at March 31, 2020 and September 30, 2020 respectively on account of concessional rates of import duty paid on capital goods under the Export Promotion Capital Goods Scheme and under the Advance License Scheme for the import of raw material laid down by the Government of India.

In the event of the Group’s inability to meet its obligations, the Group’s liability would be ₹ 6,072 million and ₹ 5,368 million ($ 73 million) as at March 31, 2020 and September 30, 2020 respectively, plus applicable interest.

The Group has given bonds of ₹ 16,950 million and ₹ 17,587 million ($ 223 million) as at March 31, 2020 and September 30, 2020 respectively to custom authorities against these export obligations.

D. Contingencies

The Group discloses the following legal and tax cases as contingent liabilities.

Hindustan Zinc Limited: Department of Mines and Geology

The Department of Mines and Geology of the State of Rajasthan issued several show cause notices to HZL in August, September and October 2006, aggregating ₹ 3,339 million ($ 45 million) as at March 31, 2020 and September 30, 2020 claiming unlawful occupation and unauthorised mining of associated minerals other than zinc and lead at HZL’s Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan during the period from July 1968 to March 2006. In response, HZL filed a writ petition against these show cause notices before the High Court of Rajasthan in Jodhpur. In October 2006, the High Court issued an order granting a stay and restrained the Department of Mines and Geology from undertaking any coercive measures to recover the penalty. In January 2007, the High Court issued another order granting the Department of Mines and Geology additional time to file their reply and also ordered the Department of Mines and Geology not to issue any orders cancelling the lease. The State Government filed for an early hearing application in the High Court. The High Court has passed an order rejecting the application stating that Central Government should file their replies. HZL believes it is unlikely that the claim will lead to a future obligation and thus no provision has been made in the financial statements.

Vedanta Limited: Income tax

In March 2014, Vedanta Limited (notice was served on Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited) received a show cause notice from the Indian Tax Authorities (‘Tax Authorities’) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (CUHL), for acquiring shares of Cairn India Holdings Limited (CIHL), as part of their internal reorganisation. The Tax Authorities have stated in the notice that a short-term capital gain has accrued to CUHL on transfer of the shares of CIHL to Vedanta Limited, in the financial year 2006–2007, on which tax should have been withheld by the Company. Pursuant to this, various replies were filed with the Tax Authorities. After several hearings, the Income Tax Authority, in March 2015, issued an order holding the Company as ‘assessee in default’ and raised a demand totalling ₹ 204,947 million ($ 2,787 million) (including interest of ₹ 102,473 million ($ 1,393 million)). The Company had filed an appeal before the First Appellate Authority, Commissioner of Income Tax (Appeals) which vide order dated July 03, 2017 confirmed the tax demand against the Company. The Company has challenged the Commissioner of Income Tax’s (Appeals) order before the Income Tax Appellate Tribunal (ITAT).

The Company also filed a writ petition before the Delhi High Court wherein it has raised several points for assailing the aforementioned Income Tax Authority’s order.

The matter came up for hearing on February 05, 2020 before Delhi High Court but adjourned and the next date of hearing is February 03, 2021.

Separately CUHL, on whom the primary liability of tax lies, had received an Order from the ITAT in the financial year 2016-17 holding that the transaction is taxable in view of the clarification made in the Act but also acknowledged that being a retrospective transaction, interest would not be levied. Hence affirming a demand of ₹ 102,473 million ($ 1,393 million) excluding the interest portion that had previously been claimed. The tax department has appealed this order before the Delhi High Court. As a result of the above order from ITAT, the Group considers the risk in respect of the interest portion of claim to be remote. Further, as per the recent recovery notice dated October 12, 2018 received from the Tax Recovery Officer (TRO) appointed for CUHL, tax demand of CUHL of approx. ₹ 49,960 million ($ 679 million) along with interest is outstanding. Further, in the said notice, tax department had also instructed to remit the preference shares redemption amount including dividend payable thereon to the TRO. Accordingly, amount aggregating to ₹ 6,070 million ($ 83 million) has been paid to the TRO on October 26, 2018 thus reducing the liability to ₹ 43,890 million ($ 597 million). Vedanta has also paid interim dividend of ₹ 50 million ($ 1 million) to the TRO. Accordingly, the Group has revised the contingent liability to ₹ 43,840 million and ₹ 43,840 million ($ 596 million) as at March 31, 2020 and September 30, 2020 respectively.

In the event, the case is finally decided against the Company, the demand payable along with interest as per the above mentioned order would be ₹ 204,947 million ($ 2,787 million), of which only ₹ 43,840 million ($ 596 million) is considered as possible. Separately, but in connection with this litigation, Vedanta Resources Limited has filed a Notice of Claim against the Government of India (‘GOI’) under the UK India Bilateral Investment Treaty (the BIT). The International Arbitration Tribunal passed a favourable order on jurisdiction and Transparency and hearing on merits have been completed in May 2019 and order will be passed in due course. The Government of India has challenged the jurisdiction and Transparency orders of Arbitration Tribunal before the High Court of Singapore. The Singapore High court heard the Transparency matter on February 24, 2020 and passed favorable order and held that it will take up the Jurisdiction issue after receiving Tribunal’s award on merits. GOI has appealed the above High Court order before Singapore Supreme Court.

Ravva Joint Venture arbitration proceedings

ONGC Carry

The Ravva Production Sharing Contract (PSC) obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties (including Vedanta Limited (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited)) whereas four other issues were decided in favour of Government of India (GOI) in October 2004 (Partial Award). The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia upheld the Partial Award. As the Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitration Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted and the Final Award was passed in October 2016 in Vedanta Limited’s favour. GOI’s challenge of the Final Award has been dismissed by the Malaysian High Court and the next appellate court in Malaysia i.e. Malaysian Court of Appeal. GOI then filed an appeal at Federal Court of Malaysia. The matter was heard on February 28, 2019 and the Federal Court dismissed GOI’s leave to appeal. The Company has also filed for the enforcement of the Partial Award and Final Award before the Hon’ble Delhi High Court. The matter has been listed for hearing on January 12, 2021.

Base Development Cost

Ravva joint operations had received a claim from the Ministry of Petroleum and Natural Gas, Government of India (GOI) for the period from 2000-2005 for ₹ 8,922 million ($ 129 million) for an alleged underpayment of profit petroleum (by recovering higher Base Development Costs (“BDC”) against the cap imposed in the PSC) to the Government of India (GOI), out of which, Vedanta Limited’s (Cairn India Limited which subsequently merged with Vedanta Limited, accordingly now referred to as Vedanta Limited) share will be ₹ 2,170 million ($ 29 million) plus interest. Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award in January 2011 allowing claimants (including Vedanta Limited) to recover the development costs spent to the tune of ₹ 20,797 million ($ 276 million) and disallowed over run of ₹ 1,646 million ($ 22 million) spent in respect of BDC along with 50% legal costs.

The Company filed for the enforcement of the said Award before the Hon’ble Delhi High Court. The Hon’ble Court vide its order dated February 19, 2020 allowed the petition for enforcement of the arbitration award against which the GOI filed an SLP before the Hon’ble Supreme Court of India. The Hon’ble Court on September 16, 2020 pronounced the order in favour of Vedanta, rejecting all objections of the GOI and allowed enforcement of the Arbitration Award. With the Supreme Court order the Ravva BDC Matter stands closed.

In connection with the above two matters, the Company has received an order dated October 22, 2018 from the GOI directing oil marketing companies (OMCs) who are the offtakers of Ravva Crude to divert the sale proceeds to Government’s account. Against an interim application, filed by Vedanta Limited along with one of its joint venture partner, seeking stay of such action from GOI, before the Delhi High Court, where enforcement petitions for both matters were then pending, the Court directed the OMCs to deposit above sums to the Delhi High Court for both BDC and ONGC Carry matters. However, Vedanta Limited (and other joint venture partner) has been given the liberty to seek withdrawal of the amounts from the Court upon furnishing a bank guarantee of commensurate value. On the basis of the above direction, the customers have deposited ₹ 6,885 million ($ 94 million) out of which ₹ 6,207 million ($ 84 million) has been withdrawn post submission of BG.

The Hon’ble Delhi High Court vide its order dated May 28, 2020 read with order dated June 4, 2020 has directed that all future sale proceeds of Ravva Crude w.e.f. June 5, 2020 be paid directly to Vedanta Limited by the OMCs. In view of the closure of the BDC matter, the Company has also filed an application in HC on September 22, 2020 seeking refund of remaining ₹ 678 million (US$ 9 million) and release of Bank guarantees submitted in Court pertaining to the BDC matter.

During the proceedings of the above matter, the GOI has also filed an interim application seeking deposit by the said OMCs of an amount of ₹ 6,509 million ($ 86 million) (Vedanta’s share of ₹ 4,189 million ($ 56 million) towards interest on the alleged short payment of profit petroleum by the petitioners i.e. Vedanta Limited (and other joint venture partner)

The matter has been listed for hearing on January 12, 2021 along with ONGC carry case. While the Company does not believe the GOI will be successful in its challenge, if the Arbitral Awards in above matter is reversed and such reversal is binding, the Company would be liable for approximately ₹ 6,958 million plus interest and ₹ 4,712 million ($ 64 million) plus interest as at March 31, 2020 and September 30, 2020 respectively.

Proceedings related to the Imposition of Entry Tax

Vedanta Limited and other Group companies i.e. Bharat Aluminium Company Limited (BALCO) and Hindustan Zinc Limited (HZL) challenged the constitutional validity of the local statutes and related notifications in the states of Chhattisgarh, Odisha and Rajasthan pertaining to the levy of entry tax on the entry of goods brought into the respective states from outside.

Post some contradictory orders of High Courts across India adjudicating on similar challenges, the Supreme Court referred the matters to a nine judge bench. Post a detailed hearing, although the bench rejected the compensatory nature of tax as a ground of challenge, it maintained status quo with respect to all other issues which have been left open for adjudication by regular benches hearing the matters.

Following the order of the nine judge bench, the regular bench of the Supreme Court proceeded with hearing the matters. The regular bench remanded the entry tax matters relating to the issue of discrimination against domestic goods bought from other States to the respective High Courts for final determination but retained the issue of jurisdiction for levy on imported goods, for determination by the regular bench of the Supreme Court. Following the order of the Supreme Court, the Group filed writ petitions in respective High Courts.

On October 09, 2017, the Supreme Court has held that states have the jurisdiction to levy entry tax on imported goods. With this Supreme Court judgment, imported goods will rank pari passu with domestic goods for the purpose of levy of Entry tax. Vedanta Limited and its subsidiaries have amended their appeals (writ petitions) in Odisha and Chhattisgarh to include imported goods as well. With respect to Rajasthan, the State Government has filed a counter petition in the Rajasthan High Court, whereby it has admitted that it does not intend to levy the entry tax on imported goods.

The issue pertaining to the levy of entry tax on the movement of goods into a Special Economic Zone (SEZ) remains pending before the Odisha High Court. The Group has challenged the levy of entry tax on any movement of goods into SEZ based on the definition of ‘local area’ under the Odisha Entry Tax Act which is very clear and does not include a SEZ. In addition, the Government of Odisha further through its SEZ Policy 2015 and the operational guidelines for administration of this policy dated August 22, 2016, exempted the entry tax levy on SEZ operations.

The total claims against Vedanta Limited and its subsidiaries are ₹ 13,664 million and ₹ 13,894 million ($ 189 million) net of provisions made as at March 31, 2020 and September 30, 2020 respectively.

BALCO: Challenge against imposition of Energy Development Cess

BALCO challenged the imposition of Energy Development Cess levied on generators and distributors of electrical energy at the rate of 10 paise per unit on the electrical energy sold or supplied before the High Court on the grounds that the cess is effectively on production and not on consumption or sale since the figures of consumption are not taken into account and the cess is discriminatory since captive power plants are required to pay at the rate of 10 paise while the State Electricity Board is required to pay at the rate of 5 paise. The High Court of Chhattisgarh by its order dated December 15, 2006 declared the provisions imposing ED Cess on CPPs as discriminatory and therefore ultra vires the Constitution. BALCO sought a refund of the cess amounting to ₹ 345 million ($ 5 million) it had already paid till March 2006 under protest.

The State of Chhattisgarh filed a Special Leave Petition before the Supreme Court and the SC whilst issuing notice has stayed the refund of the Cess already deposited and the Supreme Court has also directed the State of Chhattisgarh to raise the bills but no coercive action be taken for recovery of the same. In case the Supreme Court overturns the decision of the High Court, Balco would, in addition to above, would be liable to pay ₹ 8,407 million and ₹ 8,842 million ($ 120 million) as at March 31, 2020 and March 31, 2020 respectively. Accordingly, the total liability on the Group would be ₹ 8,752 million and ₹ 9,188 million ($ 125 million) as at March 31, 2020 and September 30, 2020 respectively.

Miscellaneous disputes- Income tax

The Group is involved in various tax disputes amounting to ₹ 19,093 million and ₹ 19,097 million ($ 260 million) as at March 31, 2020 and September 30, 2020 respectively relating to income tax. It also includes similar matters where initial assessment is pending for subsequent periods and where the Group has made claims and assessments are in progress. These mainly relate to the disallowance of tax holiday for 100% Export Oriented Undertaking under section 10B of the Income Tax Act, 1961, disallowance of tax holiday benefit on production of gas under section 80IB of the Income Tax Act, 1961, on account of depreciation disallowances under the Income Tax Act and interest thereon which are pending at various appellate levels. Interest and penalty, if any would be additional. Refer note 8(b) for other income tax disputes.

The Group believes that these disallowances are not tenable and accordingly no provision is considered necessary.

Miscellaneous other disputes

The Group is subject to various claims and exposures which arise in the ordinary course of conducting and financing its business from the excise, indirect tax authorities and others. These claims and exposures mostly relate to the assessable values of sales and purchases or to incomplete documentation supporting the companies’ returns or other claims.

The approximate value of claims (excluding the items as set out separately above) against the Group companies total ₹ 39,960 million and ₹ 39,044 million ($ 531 million) as at March 31, 2020 and September 30, 2020 respectively.

The Group considers that it can take steps such that the risks can be mitigated and that there will no significant unprovided liabilities arising.

Except as described above, there are no pending litigations which the Group believes could reasonably be expected to have a material adverse effect on the results of operations, cash flows or the financial position of the Group.

16. Other matters

(a) i. Call option — HZL

Pursuant to the Government of India’s policy of disinvestment, the Company in April 2002 acquired 26% equity interest in Hindustan Zinc Limited (HZL) from the Government of India. Under the terms of the Shareholder’s Agreement (‘SHA’), the Company had two call options to purchase all of the Government of India’s shares in HZL at fair market value. The Group also acquired an additional 20% of the equity capital in HZL through an open offer. The Group exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital, increasing its shareholding to 64.9%. The second call option provides the Company the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option was subject to the right of the Government of India to sell 3.5% of HZL shares to HZL employees. The Company exercised the second call option on July 21, 2009. The Government of India disputed the validity of the call option and refused to act upon the second call option. Consequently, the Company invoked arbitration which is in the early stages. The next date of hearing is to be notified. The Government of India without prejudice to the position on the Put / Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route. Meanwhile, the Supreme Court has, in January 2016, directed status quo pertaining to disinvestment of Government of India’s residual shareholding while hearing the public interest petition filed. Vedanta Limited has filed an early hearing application in Supreme Court. The hearings in the matter have started and will now be listed for further arguments in due course. On August 13, 2020, the Supreme Court passed an order removing the status quo order in place and has allowed the arbitration proceedings to continue. The matter will now be heard in due course.

ii. Call option — BALCO

Pursuant to the Government of India’s policy of divestment, the Company in March 2001 acquired 51% equity interest in BALCO from the Government of India. Under the terms of the SHA, the Company had a call option to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 02, 2004. The Company exercised this option on March 19, 2004. However, the Government of India contested the valuation and validity of the option and contended that the clauses of the SHA violate the erstwhile Companies Act, 1956 by restricting the rights of the Government of India to transfer its shares and that as a result such provisions of the SHA were null and void. In the arbitration filed by the Company, the arbitral tribunal by a majority award rejected the claims of the Company on the ground that the clauses relating to the call option, the right of first refusal, the “tag along” rights and the restriction on the transfer of shares violate the erstwhile Companies Act, 1956 and are not enforceable.

The Company has challenged the validity of the majority award before the Hon’ble High Court at Delhi and sought for setting aside the arbitration award to the extent that it holds these clauses ineffective and inoperative. The Government of India also filed an application before the High Court to partially set aside the arbitral award in respect of certain matters involving valuation. The matter will be listed for hearing in due course. Meanwhile, the Government of India without prejudice to its position on the Put / Call option issue has received approval from the Cabinet for divestment and the Government is looking to divest through the auction route.

In view of the lack of resolution on the options, the non-response to the exercise and valuation request from the Government of India, the resultant uncertainty surrounding the potential transaction and the valuation of the consideration payable, the Company considers the strike price of the options to be at the fair value, which is effectively nil, and hence the call options have not been recognised in the financial statements.

(b) The Company continues to recognise bauxite purchased under long term linkage arrangement with Orissa Mining Corporation Ltd (OMC) at provisional prices (based on last successful e-auction at Rs 673/MT) pending conduct of e-auction by OMC for discovery of prices of bauxite supplied after September 2019 with undertakings to pay the differential price that may be determined based on the next successful e-auction of bauxite. OMC conducted e-auction on August 31, 2020 with floor price of Rs 1,707/MT determined on the basis of Rule 45 of Minerals Concession Rules, 2016 (the Rules). There was no bidder at that floor price. However, OMC raised demand of ₹ 2,810 million ($ 38 million) on the Company towards differential pricing and interest for bauxite supplied after the aforesaid date.

The Company had filed a writ petition before Hon’ble High Court of Orissa in September 2020 for resumption of bauxite supplied in accordance with applicable Government of Odisha Gazette notification dated February 24, 2018. Hon’ble High Court has issued interim Order dated October 8, 2020 directing that the petitioner shall be permitted to lift the quantity of bauxite mutually agreed under the terms of the long term linkage arrangement for the remaining period of the financial year 2020-21 on payment of Rs 1,000/MT and furnishing an undertaking for the differential amount with the floor price arrived at by OMC under the Rules, subject to final outcome of the petition which is pending.

Supported by legal opinions obtained, management believes that the provisions of the Rules are not applicable to sale of bauxite under long term linkage arrangement and, hence, it is not probable that the Company will have any material obligation towards the aforesaid commitments.

(c) As at September 30, 2020, the Company and its subsidiaries have an outstanding receivable equivalent to ₹ 4,290 million ($ 60 million) (net of provision of ₹ 2,090 million ($ 28 million)) from Konkola Copper Mines Plc (KCM), a company whose majority shares are held by Vedanta Resources Limited through its subsidiary (VRL Group), predominantly regarding monies advanced against future purchase of copper cathode/anode. A provisional liquidator has been managing KCM’s affairs since May 2019, whose appointment and the liquidation proceedings have been challenged by VRL. The Group, based on its assessment considering the actions taken by VRL Group, believes that there is a high probability of success and does not expect any material adjustment to the net carrying amount of the receivables.

(d) Government of India (GoI) vide Office Memorandum (“OM”) No. O-19025/10/2005-ONG-DV dated February 01, 2013 allowed for Exploration in the Mining Lease Area after expiry of Exploration period and prescribed the mechanism for recovery of such Exploration Cost incurred. Vide another Memorandum dated October 24, 2019, GoI clarified that all approved Exploration costs incurred on Exploration activities, both successful and unsuccessful, are recoverable in the manner as prescribed in the OM and as per the provisions of PSC. Accordingly, during the previous year, the Group recognized revenue of ₹ 12,755 million ($ 174 million), for past exploration costs, through increased share in the joint operations revenue as the Group believes that cost recovery mechanism prescribed under OM for profit petroleum payable to GOI is not applicable to its Joint operation partner, view which is also supported by an independent legal opinion. However, the Joint operation partner carries a different understanding and the matter is pending resolution.

(e) In July 2017, the Appellate Tribunal for Electricity dismissed the appeal filed by one of the Group’s subsidiaries, Talwandi Sabo Power Limited (TSPL) with respect to the interpretation of how the calorific value of coal and costs associated with it should be determined. However, APTEL had allowed payment of shunting and unloading charges. TSPL filed an appeal before the Honourable Supreme Court (SC), which by an order dated March 07, 2018 has decided the matter in favour of TSPL. PSPCL has not paid the due amount as per the direction of the Supreme court. Therefore, TSPL filed its contempt petition before the SC. On August 07, 2019, SC passed order in the contempt petition in favour of TSPL and ordered PSPCL to pay the due amount in 8 weeks. PSPCL paid ₹ 10,021 million during the previous year. PSPCL filed an application in Supreme Court on October 10, 2019 seeking direction to designate an appropriate authority for arriving at the final amount as per its order. On November 25, 2019 the application had been dismissed and SC directed PSPCL to pay the remaining amount within 12 weeks (i.e. by February 17, 2020). On February 13, 2020, PSPCL filed a miscellaneous application seeking additional time for compliance of order dated November 25, 2019. TSPL also filed a second contempt petition on November 13, 2019 in Supreme Court regarding the remaining amount receivable from PSCPL. PSPCL filed counter affidavit in reply to the second contempt petition. TSPL filed rejoinder to the counter affidavit on February 24, 2020 and the next date of hearing is awaited. The outstanding dues (included in trade receivables) as at March 31, 2020 and September 30, 2020 is ₹ 2,472 million and ₹ 3,100 million respectively and interest receivable in relation to this dispute as at March 31, 2020 and September 30, 2020 is ₹ 1,399 million and ₹ 1,399 million respectively.

In another matter relating to assessment of whether there has been a change in law following the execution of the Power Purchase Agreement, the Appellate Tribunal for Electricity has dismissed the appeal in July 2017 filed by TSPL. TSPL filed an appeal before the Honourable Supreme Court to seek relief which is yet to be listed. The outstanding trade receivables in relation to this dispute and other matters is ₹ 12,978 million as at March 31, 2020 and ₹ 13,765 million ($ 187 million) as at September 30, 2020. The Group, based on external legal opinion and its own assessment of the merits of the case, remains confident that it is highly probable that the Supreme court will uphold TSPL’s appeal and has thus continued to treat these balances as recoverable.

(f) As at September 30, 2020, trade receivables amounting to ₹ 14,776 million ($ 201 million) are overdue and it includes ₹ 4,445 million ($ 59 million) outstanding on account of certain disputes raised by the customer relating to computation of power tariffs pending adjudication by Appellate Tribunal For Electricity (APTEL).

The customer has also raised certain claims on the Company in respect of short supply of power for which a provision of ₹ 2,177 million ($ 30 million) has been made in the books of account. Various Minutes of Meetings (MOMs) were signed with the customer for computing the short supply claims, which were subject to approval of Odisha Electricity Regulatory Commission (OERC). On June 22, 2020 OERC pronounced its order on computation methodology for short supply claims, basis which both the parties have to recompute the amount of claim and settle the matter in two months from the date of the order. On initial impact assessment of the said order by the Company, it believes that no further provisioning is required in this regard.

The Company has filed an appeal on August 24, 2020 before APTEL against said OERC Order which will be listed for hearing on January 19, 2021. GRIDCO has also sought review of said OERC Order, which was heard by OERC on November 3, 2020 and the Company has been directed to file its reply. The matter is posted for hearing by OERC on December 22, 2020.

Pending finalization of above short supply claims and adjudication on power tariff computation by APTEL, the customer has withheld ₹ 14,776 million ($ 201 million), which the Company is confident of recovering fully.

(g) Pursuant to Management Committee recommendation and minutes of Empowered Committee of Secretaries (ECS) filed by GoI, Vedanta Limited had considered cost recovery of ₹ 16,176 million ($ 251 million) in FY 2017-18, being the cost incurred over the initially approved FDP of Pipeline Project. Vedanta Limited’s claim for the resultant profit petroleum of ₹ 3,219 million ($ 43 million), which had been previously paid, has been objected by the GoI. This advance profit petroleum has been fully adjusted against the profit petroleum payable in June 2020.

(h) In terms of various notifications issued by the Ministry of Environment, Forest and Climate Change (MoEF&CC), ash produced from thermal power plant are required to be disposed of by the Group in the manner specified in those notifications. However, compliance with manner of disposal as specified in those notifications is not achieved due to lack of demand from user agencies side. Consequently, the Group is storing ash produced in ash dyke in accordance with conditions of the Environmental Clearance & Consent to Operate granted by the MOEF&CC,Office of State Pollution Control Board (OSPCB) & Chhattisgarh Environment Conservation Board (CECB) respectively as well as supplying the same to user agencies. Management believes storage of ash in ash dykes/ ash pond in accordance with environmental clearances received by the Group are enough compliance with the applicable notifications issued by MoEF&CC which is supported by a legal opinion obtained.

The National Green Tribunal (NGT) has also taken cognizance of the matter and vide its order dated February 12, 2020 has ordered for levy of environmental compensation on generating companies on account of their failure to comply the aforesaid notifications. The Group has filed SLPs before the Hon’ble Supreme Court challenging the order dated February 12, 2020 of the NGT and the same was heard by the Court on September 11, 2020 and granted an ad interim stay against recoveries in pursuance of NGT order. Management believes that the outcome of the appeal will not have any significant adverse financial impact on the Group which is supported by a legal opinion obtained.

(i) The Department of Mines and Geology (DMG) of the State of Rajasthan initiated the royalty assessment process from Jan 2008 to 2019 and issued a show cause notice vide an office order dated January 31, 2020 amounting to ₹ 19,250 million ($ 262 million). The Group has challenged (the show cause notice or / and) computation mechanism of the royalty on the ground that the State has not complied with the previous orders of Rajasthan High Court where a similar computation mechanism was challenged and Court had directed DMG to reassess basis the judicial precedents and mining concession rules. Pending compliance of previous orders, High Court has granted a stay on the notice and directed DMG not to take any coercive action. State has filed an affidavit commenting on the representation submitted by Group and has sought for an early hearing. Since the State has failed to examine all the points raised by Group, Group will seek a direction to decide on all the points. Based on the opinion of external council, the Group believes that it has strong grounds of a successful appeal, and the chances of an outcome which is not in favor of the Group is remote.

(j) During the current period, the Company entered into a ₹ 100,000 million ($ 1,360 million) long-term syndicated loan facility agreement. This loan is secured by way of pledge over the shares held by the Company in Hindustan Zinc Limited (HZL) representing 14.82% of the paid up share capital of HZL along-with a non-disposal undertaking in respect of its shareholding in HZL to the extent of 50.1% of the paid up share capital of HZL. As at September 30, 2020, the principal amount participated for and outstanding under the facility is ₹ 50,000 million ($ 680 million).

(k) The Company’s statutory auditors, in their independent auditor’s review report dated November 06, 2020 on the unaudited consolidated financial results of the Company and its subsidiaries, its associates and joint ventures for the quarter ended September 30, 2020 and year to date from April 01, 2020 to September 30, 2020 submitted to the Indian stock exchanges pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended, qualified their conclusion regarding the Company’s wholly owned overseas subsidiaries’ loans (of which USD 956 million (approximately ₹ 70,400 million) was outstanding on the date of issuance of their report) and other receivables (of USD 35 million (approximately ₹ 2,580 million), including finance income of USD 9 million (approximately ₹ 660 million) on the aforesaid loans recorded in the current six months) from its parent companies and its subsidiaries. Owing to the inherent uncertainties caused by the fact that the parent company has reported a material uncertainty relating to its going concern and a funding shortfall in a plausible downside case, in its most recent financial statements for the year ended March 31, 2020, the auditor expressed their inability to comment on whether adjustments, if any, would be required to be made to the Company’s financial results for recording the aforesaid transactions initially at fair value and subsequently for recording any expected credit losses on such balances, as required under Ind AS 109. These results along with the independent auditor’s review report have been filed in the form 6-K with the SEC on November 10, 2020 and are also available on the Company’s website.

17. Related party transactions

Ultimate controlling party

Vedanta Limited is a majority-owned and controlled subsidiary of Vedanta Resources Limited (‘VRL’). Volcan Investments Limited (‘Volcan’) and its wholly owned subsidiary together hold 100 % of the share capital and 100 % of the voting rights of VRL. Volcan is 100 % beneficially owned and controlled by the Anil Agarwal Discretionary Trust (‘Trust’).

List of related parties and relationships

The Group enters into transactions in the normal course of business with its related parties, including its parent Vedanta Resources Limited (VRL), and the companies over which it has significant influence. A summary of significant related party transactions for the six months ended September 30, 2019 and 2020 and closing balances as at March 31, 2020 and September 30, 2020 are noted below.

The significant transactions relate to the normal sale and purchase of goods and loans and investments. All inter-company transactions and balances are eliminated on consolidation.

List of related parties and relationships -

A)	Entities Controlling the Company (Holding Companies)

•	Volcan Investments Limited (‘Volcan’)

•	Volcan Investments Cyprus Limited

Intermediate Holding Companies

•	Vedanta Resources Limited

•	Vedanta Resources Holdings Limited

•	Twin Star Holdings Limited

•	Finsider International Company Limited

•	Westglobe Limited

•	Welter Trading Limited

•	Richter Holdings Limited

•	Vedanta Resources Finance Limited

•	Vedanta Resources Cyprus Limited

B)	Fellow subsidiaries (with whom transactions have taken place)

•	Konkola Copper Mines*

•	Sterlite Technologies Limited

•	Sterlite Power Transmission Limited

•	Sterlite Iron and Steel Company Limited

•	Sterlite Power Grid Ventures Limited

C)	Post Retirement Benefit Plan

•	Balco Employees Provident Fund Trust

•	Hindustan Zinc Ltd Employees Contributory Provident Fund Trust

•	Sesa Group Employees Provident Fund Trust

•	Sesa Mining Corporation Limited Employees Provident Fund Trust

•	Sesa Resources Limited Employees Provident Fund Trust

•	HZL Employee group Gratuity Trust

•	Sesa Group Employees Gratuity Fund and Sesa Group Executives Gratuity Fund

•	Sesa Resources Limited Employees Gratuity Fund

•	Sesa Mining Corporation Limited Employees Gratuity Fund

•	HZL Superannuation Trust

•	Sesa Group Executives Superannuation scheme Fund

•	Sesa Resources Limited and Sesa Mining Corporation Limited Employees Superannuation Fund

D)	Associates and Joint Ventures (with whom transactions have taken place)

•	RoshSkor Township (Pty) Ltd

•	Goa Maritime Private Limited

E)	Other Related Parties (with whom transactions have taken place)

I) Enterprises over which key management personnel/their relatives have control or significant influence

•	Vedanta Medical Research Foundation

•	Vedanta Foundation

•	Cairn Foundation

•	Sesa Community Development Foundation

•	Janhit Electoral Trust

•	Fujairah Gold Ghana

•	Runaya Refinery LLP

II) Enterprises which are Associates/Joint Ventures of entities under common control

•	India Grid trust **

*

Konkola Copper Mines Plc (KCM) ceased to be a related party w.e.f. May 21, 2019. In March 2020, a provision of ₹ 2,070 million was recognised in relation to monies advanced to KCM against future purchase of copper cathode/ anode.

**	Ceased to be related party during the year ended March 31st, 2020.

The below details provide the total amount of transactions that have been entered into with related parties for the relevant period. The significant transactions relate to the normal sale and purchase of goods and loans and investments.

		For the six months ended September 30, 2019
		Entities controlling the company/ Fellow Subsidiaries (₹ in million)	Associates/Joint Ventures (₹ in million)	Others (₹ in million)	Total (₹ in million)	Total (US dollars in million)
	Income:
(i)	Sales	4,215	—	0	4,215	60
(ii)	Other Income
a)	Interest income /guarantee commission/ (Finance costs)	225	—	—	225	3
b)	Outsourcing Service Income	15	—	—	15	0
c)	Dividend Income	—	—	76	76	1

	Expenditure and other transactions:
(i)	Purchases of goods/services	30		—	26	56	1
(ii)	Long Term Incentive Plan (Recovery)	(4)		—	(1)	(5)	(0)
(iii)	Management and brand fees expenses	1,581		—	—	1,581	22
(iv)	Corporate Social Responsibility Expenditure / donation	—		—	463	463	7
	Transactions during the period:
(i)	Loans given / (repaid)	0		3	—	3	0
(ii)	Financial guarantee given / (taken)	—		—	77	77	1
(iii)	Investment made/(redeemed)	44,847	(1)	—	—	44,847	635

		As at Mar 31, 2020
		Entities controlling the company/ Fellow Subsidiaries		Associates/ Joint Ventures	Others	Total	Total
		(₹ in million)		(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
	Balances as at year end:
(i)	Trade Receivables	30		—	—	30	0
(ii)	Loans to	793		42	—	835	11
(iii)	Receivable from	1,325	*	10	23	1,358	18
(iv)	Trade Payables	1,143		—	67	1,210	16
(v)	Payable to	601		—	681	1,282	17
(vi)	Investments	1,013		—	—	1,013	13
(vii)	Guarantees outstanding given / (taken)	—		—	255	255	3
(viii)	Banking Limits assigned/utilised/renewed to/for group companies(4)	1,150		—	—	1,150	15
(ix)	Remuneration, Commission and consultancy fees payable to KMP and their relatives	—		—	63	63	1

*

During the financial year ended March 31, 2019, as part of its cash management activities, CIHL purchased an economic interest in a structured investment for the equity shares of Anglo American Plc (AA Plc), a company listed on the London Stock Exchange, from Volcan for a total consideration of ₹ 38,124 million (GBP 428 million, USD 541 million) determined based on an independent third-party valuation. In July, 2019, the transaction was unwound and the investments were redeemed for a total consideration of ₹ 44,847 million (GBP 519 million, USD 639 million), representing the actual price Volcan realised from selling the shares of AA Plc to an unrelated third-party net of applicable costs, out of which ₹ 926 million (GBP 10 million, USD 12 million) is outstanding.

For the six months ended September 30, 2020
		Entities controlling the company/ Fellow Subsidiaries	Associates/Joint Ventures	Others	Total	Total
		(₹ in million)	(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
Income:
(i)	Sales	3,544	—	37	3,581	49
(ii)	Other Income

a)	Interest income /guarantee commission/ (Finance costs)	879		—	—	879	12
b)	Outsourcing Service Income	16		—	—	16	0
c)	Dividend Income	17		—	—	17	0
	Expenditure and other transactions:
(i)	Purchases of goods/services	—		—	91	91	1
(ii)	Management and brand fees expenses	2,819		—	—	2,819	38
(iii)	Corporate Social Responsibility Expenditure / donation	—		—	176	176	2
(iv)	Guarantee Commission Expense (1)	544		—	—	544	7
	Transactions during the period:
(i)	Loans given / (repaid)	39,374	(2)	—	—	39,374	535
(ii)	Financial guarantee given / (taken)	31,786	(2)	—	8	31,794	432
(iii)	Financial guarantee relinquished	—		—	12	12	0

		As at September 30, 2020
		Entities controlling the company/ Fellow Subsidiaries		Associates/ Joint Ventures	Others	Total	Total
		(₹ in million)		(₹ in million)	(₹ in million)	(₹ in million)	(US dollars in million)
	Balances as at year end:
(i)	Trade Receivables	395		—	—	395	5
(ii)	Loans to	39,512	(2)	43	—	39,556	538
(iii)	Receivable from	10,558		10	23	10,591	144
(iv)	Trade Payables	346		—	109	455	6
(v)	Payable to	446		—	678	1,124	15
(vi)	Investments(3)	174		—	—	174	2
(vii)	Guarantees outstanding given / (taken)	31,267	(2)	—	250	31,517	429
(viii)	Banking Limits assigned/utilised/renewed to/for group companies(4)	1,150		—	—	1,150	16
(ix)	Remuneration, Commission and consultancy fees payable to KMP and their relatives	—		—	—	10	0

(1)	Cairn PSC and OALP guarantee to Government

Vedanta Resources Limited as a parent company has provided financial and performance guarantee to Government of India for erstwhile Cairn India Group’s obligation under the Production Sharing Contract (‘PSC’). The guarantee provides for making available financial resources equivalent to Cairn India’s share for its obligation under PSC, personnel and technical services in accordance with industry practices and any other resources in case Cairn India is unable to fulfil its obligations under PSC.

Vedanta Resources Limited has also provided parent company financial and performance guarantee to Government of India for Vedanta Limited’s obligation under the Revenue Sharing Contract (‘RSC’) in respect of 41 Blocks awarded under the Round 1 of Open Acreage Licensing Policy (OALP) by Government of India. The guarantee provides for making available financial resources equivalent to Vedanta’s share for its obligation under RSC, personnel and technical services in accordance with industry practices and any other resources in case Vedanta is unable to fulfil its obligations under RSC.

During the current period, the Board has approved a consideration to be paid for Guarantee provided for OALP blocks which will include one time charge of ₹ 1,839 million ($ 25 million) i.e. 2.5% of the total estimated cost of initial exploration phase of ₹ 73,540 million ($ 1 billion) and an annual charge of 1% of spend subject to a minimum of ₹ 735 million ($ 10 million) and maximum of ₹ 1,470 million ($ 20 million). The Company has paid ₹ 2,574 million ($ 35 million) till 30 September, 2020 to Vedanta Resources Limited in this regard.

(2)

As part of its cash management activities, the Company’s overseas subsidiaries had extended certain loan and guarantee facilities to Vedanta Resources Limited (VRL) and its subsidiaries. Subsequent to September 2020, the guarantee was extinguished and converted into a loan and a total amount of ₹ 70,340 million (US $956 million) is outstanding carrying interest @ 7% p.a.

(3)	During the period, part of investments in bonds of Vedanta Resources Limited have been disposed off in the open market for a consideration of ₹ 1,912 million (US $ 26 million).

(4)	Bank guarantee given by the Company on behalf of Volcan Investments Limited in favour of Income tax department, India as collateral in respect of certain tax disputes of Volcan.

18. Subsequent events

(I) Subsequent to the balance sheet date, the Board of Directors of the Company through resolution passed by circulation on October 24, 2020 have approved first interim dividend of ₹ 9.50 per equity share i.e. 950% on face value of Re. 1/- per share for the year ended March 31, 2021.

(II) Subsequent to the balance sheet date, Zinc International’s Gamsberg Mine had a geotechnical failure. Consequently, the mining activities at Gamsberg Mine have been suspended. The Group does not expect this to have a material effect on the financial position of the Group.

There are no other material adjusting or non-adjusting subsequent events, except as already disclosed.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for fiscal year 2020. Some of the statements in the following discussion are forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth elsewhere in this report and those set forth below.

Overview

We are a globally diversified natural resource company engaged in exploring, extracting and processing of minerals and oil and gas. We produce zinc, lead, silver, oil and gas, copper, aluminium, iron ore, steel, commercial power and glass substrate and have a presence across India, Ireland, Liberia, Namibia, South Africa, Australia, United Arab Emirates, South Korea and Taiwan. We have experienced significant growth through various expansion projects, acquisition of our zinc and aluminium businesses in 2002 and 2001 respectively, through the GoI’s disinvestment programs, the acquisition of the zinc business of Anglo American Plc in Namibia, South Africa and Ireland in fiscal year 2011, acquisition of oil and gas business in 2012, acquisition of 90.0% controlling stake in ESL under the Insolvency and Bankruptcy Code (IBC) 2016, in line with the Resolution Plan approved by NCLT, Kolkata and by successfully growing our acquired businesses. We have further strengthened our presence across commodities through an all share merger with Sesa Goa in August 2013 through the Re-organization Transactions. For more information refer our Annual Report on Form 20-F for the fiscal year ended March 31, 2020 filed with the SEC on September 25, 2020. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations, inexpensive labor and large talent pools.

The following table is derived from our unaudited consolidated financial data and sets forth:

•	the revenue from external customers for each of our business segments as a percentage of our revenue on a consolidated basis;

•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and

•

the segment profit, calculated by adjusting operating profit for depreciation and amortization and other exceptional items, as applicable for each of our business segments, as a percentage of our segment profit on a consolidated basis.

	For the Six Months Ended September 30,
	2019	2020
	(in percentages)
Revenue:
Zinc India	21.6	25.6
Zinc International	4.0	2.8
Oil and gas	14.7	8.4
Iron ore	3.6	4.2
Copper	11.6	11.7
Aluminium	31.2	34.1
Power	7.8	7.9
Steel	4.9	5.2
Corporate and others	0.6	0.2

Total	100.0	100.0

	For the Six Months Ended September 30,
	2019	2020
	(in percentages)
Operating Profit:
Zinc India	79.4	48.9
Zinc International	(0.2)	2.7
Oil and gas	40.7	3.5
Iron ore	4.3	5.2
Copper	(5.7)	(2.2)
Aluminium	(17.9)	33.1
Power	14.2	8.6
Steel	2.3	2.4
Corporate and others	(17.1)	(2.3)

Total	100.0	100.0

Segment Profit(1):
Zinc India	46.3	42.3
Zinc International	3.4	3.1
Oil and gas	37.7	12.3
Iron ore	3.3	4.3
Copper	(1.7)	(0.7)
Aluminium	0.6	28.1
Power	9.2	8.2
Steel	2.2	2.7
Corporate and others	(1.1)	(0.4)

Total	100.0	100.0

Note:

(1)

Segment profit is presented as required by IFRS 8 and is calculated by adjusting depreciation, amortization, other exceptional item and impairment from operating profit. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is an indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods.

The following table reconciles operating profit to segment profit for the periods presented:

	For the Six Months Ended September 30,
	2019		2020		2020
	(in million)
Zinc India:
Operating profit/(loss)	₹	33,661	₹	33,016	$449
Plus:
Depreciation and amortization	₹	11,289	₹	11,650	$158

Segment profit	₹	44,950	₹	44,666	$607

Zinc International:
Operating profit/(loss)	₹	(101)	₹	1,833	$25
Plus:
Depreciation and amortization	₹	3,446	₹	1,436	$20

Segment profit	₹	3,345	₹	3,268	$44

Oil and gas:
Operating profit/(loss)	₹	17,264	₹	2,367	$32
Plus:
Depreciation and amortization	₹	19,293	₹	10,633	$145

Segment profit	₹	36,557	₹	13,001	$177

Iron ore:
Operating profit/(loss)	₹	1,823	₹	3,494	$48
Plus:
Depreciation and amortization	₹	1,339	₹	1,097	$15

Segment profit	₹	3,162	₹	4,590	$62

Copper:
Operating profit/(loss)	₹	(2,402)	₹	(1,454)	$(20)
Plus:
Depreciation and amortization	₹	742	₹	765	$10

Segment profit	₹	(1,660)	₹	(689)	$(9)

Aluminium:
Operating profit/(loss)	₹	(7,569)	₹	22,305	$303
Plus:
Depreciation and amortization	₹	8,191	₹	8,353	$114
Impairment		—	₹	(950)	$(13)

Segment profit	₹	622	₹	29,708	$404

Power:
Operating profit/(loss)	₹	6,020	₹	5,804	$79
Plus:
Depreciation and amortization	₹	2,916	₹	2,902	$40

Segment profit	₹	8,936	₹	8,706	$118

Corporate and Others:
Operating profit/(loss)	₹	(6,480)	₹	(139)	$(2)
Plus:
Depreciation and amortization	₹	2,329	₹	2,602	$35

Segment profit	₹	1,889	₹	2,464	$34

Our Business

Overview

We are a globally diversified natural resources company with low cost operations. Our business is principally located in India. We have operations and projects in India, South Africa, Namibia, UAE, Ireland, Australia, Japan, South Korea, Taiwan and Liberia and have over 20,000 employees worldwide. We are primarily engaged in zinc, oil and gas, iron ore, copper, aluminium, commercial power generation and steel businesses and are also developing and operating port operation, glass businesses and infrastructure assets. We have expanded our existing business across oil and gas, copper, zinc, aluminium and iron ore and acquired new businesses, such as, the steel business through acquisition of ESL in 2018. We believe our experience in operating and expanding our businesses in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well-positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to generate strong demand for metals, oil and gas and power.

We are the leading and only integrated zinc producer with a 77.0% market share by sales volume of the Indian zinc market in fiscal year 2020, according to the India Lead Zinc Development Association (“ILZDA”), and among the primary producers of aluminium with approximately 40.0% primary market share amongst the total domestic sales in India based on internal estimates in fiscal year 2020. Together with our joint operation partners, we account for approximately 25% of India’s domestic crude oil production as of March 31, 2020, according to the provisional data published by Petroleum Planning and Analysis Cell of MoPNG. We are one of the two custom copper smelters in India with a 13.0% primary market share by sales volume in fiscal year 2020, according to the International Copper Association (India).

Zinc Business

Our fully integrated Zinc India business is owned and operated by HZL. In 2020, HZL was the second largest zinc-lead miner and fourth largest zinc-lead smelter based on production volumes and in the lowest cost decile in terms of all zinc mining operations worldwide, according to Wood Mackenzie Production Rankings. We have a 64.9% ownership interest in HZL, with the remainder owned by the GoI (29.5%) and institutional and public shareholders (5.6%). We have exercised the second call option to acquire the GoI’s remaining ownership interest in HZL although the exercise is currently subject to dispute. HZL’s operations include five lead-zinc mines, one rock phosphate mine, four hydrometallurgical zinc smelters, two lead smelters, one pyrometallurgical lead-zinc smelter, eight sulphuric acid plants, six captive power plants in northwest India, and processing and refining facilities for zinc, lead and silver at Pantnagar, located in the state of Uttarakhand in northern India. HZL’s mines supply almost all of its concentrate requirements. The silver refinery of HZL has been added to the London Bullion Market Association’s (LBMA) good delivery list for silver with effect from April 16, 2018. HZL is India’s third refiner to be listed on LBMA. LBMA lists those refineries whose gold and silver bars have found, when originally tested, to meet the required standard for acceptability in the London bullion market. HZL is among the top 10 silver producers globally.

Our Zinc International business comprises of:

(i) 100.0% stake in Skorpion, which owns the Skorpion mine and refinery in Namibia and

(ii) 74.0% stake in Black Mountain Mining, which owns the Black Mountain mine and the Gamsberg mine in South Africa.

Oil and Gas Business

Our oil and gas business is primarily owned and operated by Vedanta Limited and its subsidiary – CIHL. The oil and gas business segment has a diversified asset base with 58 blocks in India. The blocks are primarily located across the Indian basins in Barmer, Krishna-Godavari, Cambay, Assam, Gujarat Kutch and Cauvery. Previously Vedanta Limited – oil and gas business owned a block in Orange Basin in South Africa, for which Vedanta Limited along with joint venture partner Petro SA, filed closure application with Petroleum Agency South Africa (“PASA”) on September 19, 2018, to exit from South Africa operations. The application has been accepted and closure certificate has been granted by PASA on September 20, 2019.

Vedanta Limited is primarily engaged in the business of exploration, development and production of crude oil, gas and related by-products. Oil and gas business continue to contribute significantly to India’s domestic crude oil production. Vedanta Limited operates approximately 25% of India’s domestic crude oil production.

Iron Ore Business

We are engaged in the exploration, mining and processing of iron ore. In India, we own the rights to reserves consisting of 73.07 million tons of iron ore at an average grade of 47.8%, as of March 31, 2020. In addition, we manufacture pig iron and metallurgical coke, and also operate two waste heat recovery plants of 30 MW each in Goa.

Our mining operations are carried out in the states of Goa and Karnataka, both of which became subject to suspension of mining activities due to alleged environmental and other violations by miners, which has adversely impacted our production of iron ore since August 2011. The suspension was imposed by the state government of Goa and this suspension was upheld by the Supreme Court of India on the mining activities in the state of Goa from September 2012 to April 2014 and a suspension imposed by the state government of Karnataka until April 2013. Although we resumed operations in Karnataka after receiving the stage I forest clearance from the state government of Karnataka and a temporary working permission from the MoEF&CC, the temporary working permission expired on July 31, 2014. Karnataka operations were halted for the period from August 1, 2014 to February 27, 2015. We resumed operations in Karnataka after all statutory clearances were in place from February 28, 2015. Following the Supreme Court of India’s order in April 2014, High Court of Bombay at Goa in August 2014 has pronounced the order to renew mining leases in Goa. The MoEF & CC and the state government have also revoked their suspension orders subject to limits imposed by the Supreme Court, for renewal of the leases and consent to operate from the Government of Goa. In August 2015, our mining operations resumed in our principal mines after completion of necessary statutory formalities and fulfillment of conditions annexed by the Supreme Court and the state government of Goa. The Supreme Court passed its final order in the matter on February 7, 2018 wherein it set aside the second renewal of the mining leases granted by the state of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until new mining leases (not new renewals or other renewals) and new environmental clearances are granted under the MMDR Act. Our mines in the state of Goa were impacted consequent to the judgement of the Supreme Court.

We had also acquired the WCL iron ore project in Liberia, which is at the exploration stage, comprising Bomi hills, Bea Mountain and Mano river deposits.

Copper Business

Our copper business is principally one of custom smelters. Our assets include a smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and three captive power plants at Tuticorin in Southern India, a refinery and a copper rod plant and three blister/secondary material processing plant at Silvassa in Western India, a precious metal refinery that produces gold and silver, a doré anode plant and a copper rod plant at Fujairah in the UAE. We own the Mt. Lyell copper mine in Tasmania, Australia. The operation of Mt Lyell mine was suspended in January 2014, following a mud slide incident. Subsequently, the operations at Mt. Lyell copper mine has been placed under care and maintenance since July 9, 2014 following a rock falling on the ventilation shaft in June 2014.

In an appeal filed by the Group against the closure order of the Tuticorin Copper smelter by Tamil Nadu Pollution Control Board (“TNPCB”), the appellate authority National Green Tribunal (“NGT”) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post the interim order, the plant recommenced operations on June 23, 2013. Based on Expert Committee’s report on the operations of the plant stating that the plant’s emission were within prescribed standards and based on this report, NGT ruled on August 08, 2013 that the Copper smelter could continue its operations and recommendations made by the Expert Committee be implemented in a time bound manner. The Group has implemented all of the recommendations. TNPCB has filed an appeal against the order of the NGT before the Supreme Court of India.

In the meanwhile, the application for renewal of Consent to Operate (CTO) for existing copper smelter, required as per procedure established by law was rejected by TNPCB in April 2018. Vedanta Limited has filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order. During the pendency of the appeal, there were protests by a section of local community raising environmental concerns and TNPCB vide its order dated May 23, 2018 ordered closure of existing copper smelter plant with immediate effect. Further, the Government of Tamil Nadu, issued orders dated May 28, 2018 with a direction to seal the existing copper smelter plant permanently. The Company believes these actions were not taken in accordance with the procedure prescribed under applicable laws. Subsequently, the Directorate of Industrial Safety and Health passed orders dated May 30, 2018, directing the immediate suspension and revocation of the Factory License and the Registration Certificate for the existing smelter plant.

The Company has appealed this before the National Green Tribunal (NGT). NGT vide its order on December 15, 2018 has set aside the impugned orders and directed the TNPCB to pass fresh orders for renewal of consent and authorization to handle hazardous substances, subject to appropriate conditions for protection of environment in accordance with law.

The State of Tamil Nadu and TNPCB approached Supreme Court in Civil Appeals on January 02, 2019 challenging the judgement of NGT dated December 15, 2018 and the previously passed judgement of NGT dated August 08, 2013. The Supreme Court vide its judgement dated February 18, 2019 set aside the judgements of NGT dated December 15, 2018 and August 08, 2013 on the basis of maintainability alone and directed the Company to file an appeal in High court.

The Company has filed a writ petition before Madras High Court challenging the various orders passed against the Company in 2018 and 2013. On August 18, 2020, the Madras High Court delivered the judgement wherein it dismissed all the Writ Petitions filed by the Company. The SLP was admitted on 31st August 2020 wherein the court had directed the parties to file their counters and rejoinders if any. Subsequent to the same, the counter affidavits and the rejoinders were filed by the parties and the matter was listed on 16th November 2020 wherein Vedanta Limited had informed the court for a need to look at a workable approach and an option to resume the plant operations (atleast on a trial basis so that allegations of pollution could be checked). Pursuant to the same an IA was filed by Vedanta.

The Matter was then listed on 2nd December 2020 before Supreme Court Bench comprising of Justices Rohinton Nariman, Naveen Sinha & K M Joseph. The Bench after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. The case will be listed once physical hearing resumes in Supreme court

Aluminium Business

Our aluminium business is based out of Chhattisgarh and Odisha. We operate the business in Chhattisgarh through BALCO, in which we have a 51.0% ownership interest, with the remainder owned by the GoI. We have exercised our option to acquire the GoI’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. BALCO’s operations include two bauxite mines, the Chotia coal block, 1,710 MW captive power plants, an alumina refinery (operations of which have been suspended since September 2009), a 245,000 tpa aluminium smelter, a 325,000 tpa aluminium smelting and fabrication facilities in Central India.

Our aluminium operations in Odisha were earlier operated through Vedanta Aluminium Limited, which is now merged with Vedanta Limited pursuant to the Re-organization Transactions. The operations include 2.0 million tpa alumina refinery at Lanjigarh with associated 90 MW coal based captive power plant. The alumina refinery at Lanjigarh was commissioned in March 2010 and second stream was restarted in April 2016 increasing the alumina refinery’s total capacity to 1.4 million tpa. We also capitalized a debottlenecking project for the alumina refinery in March 2017 increasing the refinery’s total capacity to 2 million tpa.

We also own a 0.5 million tpa aluminium smelter and we are currently in the process of ramping up our 1.25 million tpa smelter facilities in Jharsuguda, which will increase our total capacity to 1.75 million tpa at Jharsuguda. We also have associated 1,215 MW and 1,800 MW (three units of 600 MW each) coal based captive power plants at Jharsuguda. Our 1.25 million tpa smelter initially commenced production on December 1, 2015 and 1,008 pots have been capitalized as of September 30, 2020.

Power Business

We operate multiple power plants across locations in India. Our power business comprises of a 600 MW thermal power plant in Jharsuguda, Odisha, 300 MW thermal power plant in BALCO, Chhattisgarh, 474 MW thermal power plants in Rajasthan, 106.5 MW thermal power plant in Tamil Nadu and a 1,980 MW thermal power plant in Mansa, Punjab.

We, currently, operate a 600 MW thermal coal-based commercial power facility at Jharsuguda and it has a power purchase agreement with GRIDCO Limited, a nominee of the state government of Odisha (“GRIDCO”).

BALCO, now, operates a 300 MW unit as an independent power plant.

In July 2008, Sterlite Energy succeeded in an international bidding process and was awarded the project for the construction of a 1,980 MW (comprising three units of 660 MW each) coal-based commercial thermal power plant at Talwandi Sabo in the State of Punjab in India. The power plant was set up through Vedanta Limited’s wholly owned subsidiary TSPL. All 3 units have been fully commissioned now.

Our power business also includes 274 MW of wind power plants operated by HZL and 106.5 MW power plant at MALCO situated at Mettur Dam in southern India. The MALCO plant has been put under care and maintenance from May 26, 2017.

Steel Business

We operate the steel business through ESL in which we have 95.49% ownership interest as at March 31, 2020. ESL owns and operates an integrated steel manufacturing facility near Bokaro, Jharkhand and has a current capacity of 1.5 mtpa. It primarily consists of one sinter plant, a vertical coke oven plant, two blast furnaces, an oxygen plant, a lime calcination plant, a steel melting shop, a wire rod mill, a bar mill, a captive power plant and a DI pipe plant. ESL is selling primarily TMT bars, wire rods, DI pipes, pig iron and steel billets in open market and has established its presence in the domestic market.

ESL’s consent to operate the greenfield integrated steel plant at Bokaro was not renewed by the JSPCB following its expiry in December 2017. A writ petition was filed by ESL before the Jharkhand High Court against the orders issued by the JSPCB of rejecting ESL’s application for the renewal of its consent to operate. The MoEF issued an order on 20 September 2018 revoking the environment clearance of ESL which was also challenged before the Jharkhand High Court in a separate writ petition. The Jharkhand High Court granted a stay against orders on MoEF and JSPCB and allowed the plant operations to continue till the next date of hearing and also allowed ESL to apply for statutory clearance without prejudice to its rights and contentions. Pursuant to this order ESL has applied for forest diversion proposal on 4 October 2018 without prejudice to its rights and contentions. On 16 September 2020, the Jharkhand High Court passed an order that the plant operations were to continue only until 23 September 2020 (the “September 2020 Jharkhand High Court Order”). ESL filed a special leave petition before the Supreme Court of India and in an urgent hearing on 22 September 2020, the Supreme Court of India granted ESL a stay of the September 2020 Jharkhand High Court Order and granted ESL permission to continue operating the plant until further orders from the Supreme Court of India.

Factors Affecting Results of Operations

Our results of operations are primarily affected by commodity prices, input commodity inflation and deflation, our cost of production, our production output, government policy in India and exchange rates.

Metal and Oil Prices, Copper TcRc and Power Tariff

Overview

Our results of operations are significantly affected by the commodity prices of natural resources that we produce, which are based on LME / LBMA prices in our zinc and aluminium business, other benchmark prices in our oil, gas, iron ore and steel businesses and by the TcRc of copper in our copper business. The TcRc of copper, the commodity prices of the metals that we produce, and the benchmark price of oil, gas and iron ore can fluctuate significantly as a result of changes in the supply and demand for zinc, lead, silver, oil, gas, iron ore, copper aluminium and steel among others. While natural resources producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual natural resources producers including our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles have historically influenced and are expected to continue to influence our financial performance.

During the six months ended September 30, 2020, the commodity prices negatively impacted our revenue and operating profit. During the first half of fiscal year 2021 average prices were down by 44% for Brent, 10% for Aluminium, 0% for copper, 15% for zinc, 9% for lead which were partially offset by higher prices at silver by 28% compared to the first half of fiscal year 2020.

Zinc and Aluminium

The revenue of our zinc and aluminium businesses fluctuate based on the volume of our sales and the respective LME prices of zinc, lead and aluminium and the LBMA price of silver. Our zinc business is fully integrated and its profitability is dependent upon the difference between the LME price of zinc and lead, LBMA price of silver and our cost of production, which includes the costs of mining and smelting. For the portion of our aluminium business where the bauxite is sourced from BALCO’s own bauxite mines, profitability is dependent upon the LME price of aluminium less our cost of production, which includes the costs of bauxite mining or purchase of bauxite from third parties, transportation costs, refining of bauxite into alumina and smelting of alumina into aluminium. For the portion of our aluminium business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminium less cost of the sourced alumina and our cost of production.

During the six months ended September 30, 2020, 75% of BALCO’s alumina requirement and 37% of Jharsuguda’s alumina requirement were purchased from third parties, with the rest supplied by our Lanjigarh alumina refinery.

The following table sets forth the daily average zinc and Aluminium LME prices for the six months ended September 30, 2019 and 2020:

	For the Six Months Ended September 30,
	2019	2020
	(in US dollars per ton)
Zinc LME	$2,549	$2,154
Lead LME	$1,958	$1,776
Aluminium LME	$1,777	$1,604
Silver LBMA*	$513	$657

*	Silver is denominated in $/kg

Crude oil and natural gas

Movement in the price of crude oil and discount to oil prices based on quality parameters significantly affects result of operations of our oil and gas business and decline in crude oil prices may adversely affect revenues and profits. Historically, international prices for oil have been volatile and have fluctuated widely due to many factors that are beyond our control, including, but not limited to overall economic condition, supply and demand dynamics for crude oil and natural gas, political developments, the ability of petroleum producing nations to set and maintain production levels and prices, the price and availability of other energy sources and weather conditions. Lower oil prices may also reduce the economic viability of planned projects or those in early stages of development.

The following table sets out the average price of Brent, an international benchmark oil blend, according to US Energy Information Administration, for the six months ended September 30, 2019 and 2020:

	For the Six Months Ended September 30,
	2019	2020
	(US dollar per barrel)
European Brent	$65.3	$36.5

Realization discount to Brent

The prices of various crude oil are based upon the price of the key benchmark crude oil such as Dated Brent, West Texas Intermediate, and Dubai/Oman. The crude oil prices move based upon market factors such as demand and supply. The regional producers price their crude oil on a premium or discount over the benchmark crude oil based upon differences in quality and competitiveness of various grades.

For Rajasthan and Cambay blocks, the crude oil is benchmarked to Bonny Light, a West African low sulphur crude oil that is frequently traded in the region, with appropriate adjustments for crude quality. Dated Brent reflects the values of North Sea cargo loading within the next 10-25 days, it incorporates the Brent, Forties, Oseberg and Ekofisk crude oil with the most competitive grade setting the price. European Brent spot prices and dated Brent prices are almost similar.

Ravva crude benchmark has been changed from Tapis and Minas crude grades (South Asian Crudes) to Bonny Light. The crude oil price benchmarks are based on crude oil sales agreements. Movements in the discount range affect our revenue realization and any increase in quality differentials may adversely impact our revenues and profits.

Iron Ore

The revenue of the iron ore business fluctuates based on the volume of sales and the market price of iron ore. The prices for iron ore are significantly dependent on the global and regional imbalances between the demand and supply of iron ore, worldwide steel-making capacity and transportation costs. The profitability of the iron ore business is dependent on its selling price, grade and cost of production which includes cost of extracting, processing iron ore and royalty.

We currently operate a two metallurgical coke plants and a pig iron plant with an installed capacity of 522,000 TPA ,120,0000 TPA and 832000 TPA respectively in Goa and Maharashtra. The second Metcoke plant was acquired in first half of fiscal year 2020, at Sindudhurg, Maharashtra, which became operational on 9th September 2019.

We manufacture pig iron through the blast furnace route. We have a patent for the technology for the manufacture of energy recovery based metallurgical coke.

The following table sets forth the daily average iron ore prices (62% iron) for the six months ended September 30, 2019 and 2020:

	For the Six Months Ended September 30,
	2019	2020
	(US dollar per dmt)
China Imported Iron Ore Fines (62% iron, cost and freight Tianjin Port)	$100.8	$105.6

Copper

The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 100% of our copper concentrate requirements during fiscal year 2020, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. During the current year, as the smelter operations at Tuticorin is shut, the company has procured Anodes and Cathodes with negotiated Rc and premiums. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid and gypsum and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized in first haft of fiscal year 2021 and corresponding period of last year

	For the Six Months Ended September 30,
	2019	2020
Copper Rc	$49/t	$73/t
Copper LME	$5,952/t	$5,956/t

Power

Under the Indian Electricity Act, the Central Electricity Regulatory Commission or the CERC determines tariffs for the supply of electricity by a generating company. In case of shortage of electricity supply, the CERC may fix the minimum and maximum tariff for sale or purchase of electricity, pursuant to an agreement entered into between a generating company and licensees, for up to one year. Under the guidelines issued by the Ministry of Power, the determination of the tariff for a particular project depends on the mode of participation in the project (i) through signing a memorandum of understanding, based on tariff principles prescribed by CERC (cost plus basis, comprising capacity charge, energy charge, unscheduled interchange charge and incentive payments) or (ii) competitive bidding, where tariff is market based.

Our tariffs are based on the memorandum of understanding route for contracted quantity. Tariff for supply of power from our Jharsuguda power plant to GRIDCO according to the power purchase agreement is determined on the basis of principles laid down under the tariff regulation notified by the CERC. In the case of our 1,980 MW thermal power plant at Talwandi Sabo, the project was set up through a tariff based competitive bidding process and therefore the capacity charges and efficiency have been determined in line with the bidding process and in accordance with guidelines set out in the power purchase agreement with PSPCL. Fuel cost subject to quoted efficiency will be a pass-through. Further, surplus power sold to multiple customers is based on the pricing determined by demand and supply of the power markets.

The average power realization price (excluding TSPL) for the six months ended September 30, 2019 and September 30, 2020 was ₹ 3.57 and ₹ 3.14 per unit respectively. The average power realization price for TSPL for the six months ended September 30, 2019 and September 30, 2020 was ₹ 4.38 per unit and ₹ 3.10 per unit respectively based on the Plant Availability Factor (“PAF”).

Steel

The revenue of our steel business fluctuates based on the volume of our sales and the prices of steel in domestic market. More than 79.9% of the sales in steel business happened in domestic market (98.6% in the same corresponding period of fiscal year 2020) and its prices are directly affected by the demand and supply of steel in the domestic market. Our major raw material are iron ore bearing raw material (‘IBRM’) and coking coal. IBRM is entirely sourced from domestic market. Coking coal is mostly imported and is generally purchased based on index price or spot prices. Any fluctuation in coking coal and iron ore prices impacts our cost of production. The steel prices are influenced by many factors including demand, supply, raw material cost, capacity utilization and improvement in manufacturing process. The profitability of our steel business is determined based on the sale price less the purchase price of raw material including manufacturing cost.

India Market Premium

Generally, our products in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the GoI, the costs to transport metals to India and regional market conditions. See “Government Policy” in 20F March 31, 2020. As a result, we endeavor to sell large quantities of our products in India.

Hedging

Our usual policy is to sell products at prevailing market prices and not to enter into price hedging arrangements. Hence no such contract to forward sell the any of the commodity has been entered for six months ended September 30, 2020 & September 30, 2019.

Cost of Production

Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, oil and gas extraction, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, energy cost, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminium business.

The cost of production of our oil and gas business include expenditures incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (excluding the Rajasthan block) and production payments payable pursuant to the production sharing contracts. Cess forms a major component of the cost of production and any change in the rate of the cess will impact the result of the operations.

The cost of production of copper for our custom smelting and refining operations consists of cost of converting copper concentrate into copper cathodes but does not include the cost of copper concentrate. We purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a TcRc that we negotiate with our suppliers, but which is influenced by the prevailing market rate for the TcRc. We attempt to make the LME prices a pass through for us as both the copper concentrate purchases and sales of finished copper products are based on LME prices. The profitability of the copper custom smelting and refining business is therefore dependent upon the amount by which the TcRc that we negotiate with our external suppliers exceeds our smelting and refining costs.

Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metallurgical coke, which is used in the zinc smelting process, are currently sourced from a combination of long term and spot contracts.

Our iron ore business meets its most of the power requirement through its two captive power plants of 30 MW each and from the grid run by the electricity department of the government and in the event the requirement of power is not satisfied through the grid, then we use generators.

Our aluminium business, which has high energy consumption due to the power intensive nature of aluminium smelting operation, sources its thermal coal requirement mostly from Mahanadi Coalfields Limited and South Eastern Coal Fields Limited, subsidiaries of Coal India Limited through linkage coal, linkage auction coal, captive coal blocks and any other sources. During the fourth quarter of fiscal year 2015, BALCO was successful in securing one coal mine in coal block auctions conducted by the GoI, namely the Chotia coal block. The total reserves at the Chotia block are 19.66 million tons with the annual production capacity of one million tons. The production commenced at the Chotia mine during the fourth quarter of fiscal year 2016. As of now, mine is not operating due to COVID-19, however, the shortfall is procured from Coal India through e-auctions. Recently, in October 2018, Tranche IV of linkage coal was secured of 3.2 million tons quantity and is being materialized. This takes our coal security to 72.0% of our requirements. Rest of the coal requirement is met through open market purchases and imports.

We successfully secured the Jamkhani captive coal block in Odisha for our Jharsuguda operations in November 2019.

We bid and won the Radhikapur (West) coal block in the recently held, 11th tranche coal mines e-auction under the Coal Mines (Special Provisions) Act, 2015. The coal mine is in the state of Odisha’s Talcher coalfield, fully explored and has total reserves (proved and indicated) of approximately 312 million tonnes and 6 MTPA mine capacity. This has the potential to meet our coal requirements across the Group, especially for power generation at aluminium smelters, in addition to presenting commercial sale opportunities.

HZL continues to import coal from third party suppliers. HZL’s operations source their back-up power from liquid fuel-based captive power plants or from local power companies. The liquid fuel is sourced from third-party suppliers on yearly contracts.

For our zinc and iron ore business and the portions of our aluminium businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production.

In our iron ore businesses, the ore extraction and its processing costs to produce saleable ore is generally a small percentage of overall cost of production.

In our aluminium business, alumina is produced from bauxite ore. The cost of production of alumina is dependent on the cost of bauxite and cost of converting it to alumina. The cost of bauxite makes up for almost 55.0% of the cost of production, wherein bauxite logistics is a significant component. Our bauxite sourcing is from several sources including Odisha mining corporation (OMC), BALCO’s captive mines and other local and global suppliers.

In iron ore, logistics represents approximately 25 % to 30 % of the total cost of production in the case of exports. In addition, a significant cost of production in our iron ore business is the royalty that the miner pays on dispatch of iron ore from mines at the rate declared by the Indian Bureau of Mines. See “Government Policy—Taxes, royalties and cess payments” in 20F March 31, 2020.

In the commercial power generation business, production costs are mainly coal costs and the coal is largely sourced from the domestic market. Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per unit labor costs.

We outsource a majority of BALCO’s mining operations; The operations and maintenance activities at the Jharsuguda 2,400 MW power facilities and TSPL 1,980 MW power facilities are substantially outsourced to third party contractors.

Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represent relatively significant portion of our costs of production.

The cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products from the refining or smelting processes. We present costs of production for our metal products on the following basis: (i) cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses); excluding depreciation and finance costs, and (ii) cost of production net of by-product revenues which represents cost of production before by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry. Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the period to calculate US dollar cost of production per lb or per ton of metal as reported.

The following table sets forth our average realized Rc and cost of production for each of our metals, power, oil and gas for the six months ended September 30, 2019 and 2020:

	For the Six Months Ended September 30,
	Unit of Measurement	2019	2020
	(in US dollars per ton, except as indicated)
Refining Charges (Rc)(1)		$49	73
Cost of production before by-product revenue(2)
Zinc India(3)		$1,473	1,295
Zinc International(4)		$1,761	1,465
Oil and Gas(5)	$/boe	25.4	18.5
Iron ore(6)		$—	—
Steel(7)		$461	349
Copper smelting and refining(8)	¢/lb	—	—
Aluminium(9)		$1,869	1,340
Power – Jharsuguda 600 MW plant(10)	₹/unit	4.9	2.3
Cost of production net of by-product revenue(2)
Zinc India(3)		$1,408	1,259
Zinc International(4)		$1,652	1,349
Oil and Gas(5)	$/boe	25.4	18.5
Iron ore(6)		$—	—
Steel(7)		$461	349
Copper smelting and refining(8)	¢/lb	—	—
Aluminium(9)		$1,869	1,340
Power – Jharsuguda 600 MW plant(10)	₹/unit	4.9	2.3

Notes:

(1)	Represents our average realized Rc for the period.
(2)

Cost of production per unit is not a recognized measure under IFRS as issued by the IASB. We have included cost of production as it is a key performance indicator used by the management to assess the performance of our operations. We also believe it is a measure used by investors and analysts to evaluate companies in our industry. Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Our computation of cost of production should be considered in addition to, and not as a substitute for other measures of financial performance and liquidity reported in accordance with IFRS as issued by the IASB. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other metal companies, though our measure may not be comparable to similarly titled measures reported by other companies.

(3)

Cost of production of zinc before by-product revenue decreased from $1,473 per ton for the six months ended September 30, 2019, to $1,295 per ton for the six months ended September 30, 2020. The cost of production declined due to number of cost reduction initiatives yielding results, further supported by decline in coal, metcoke and cement prices.

(4)

Cost of production before by-product credit decreased from $1,761 per ton for the six months ended September 30, 2019 to $1,465 per ton for six months ended September 30, 2020, a decrease of 17%. This was mainly driven by higher production at Gamsberg, efficiencies from lower consumption factors, lower TCRCs, high cost Skorpion operation going under Care & Maintenance and depreciation of local currency.

(5)

Cost of production for oil and gas is $18.47 per net boe for six months ended September 30, 2020 in comparison to $25.40 per net boe for six months ended September 30, 2019. The Cost of production has decreased primarily on account of lower cess expense (being ad-veloram) on account of decreased realizations during the current period.

(6)

Cost of production for iron ore for the period ending September 30, 2019 & September 30, 2018 was not considered due to suspension of mining in Goa pursuant to Hon’ble Supreme Court judgement dated February 7, 2018 directing mining operations of all companies in Goa to stop with effect from March 16, 2018.

(7)

Cost of production after adjusting by-product revenue decreased from $461 per ton in first half of the fiscal year 2020 to $349 per ton in the first half of the fiscal year 2021. The cost reduction was mainly reduced on account of softening of commodity prices, curtailed annual shutdown and other operational efficiencies.

(8)	Cost of production of copper for period ending September 30, 2020 & September 30, 2019 has not been considered due to halted smelting operations since end of March 2018 pursuant to order by TNPCB.
(9)

Cost of production before adjusting by-product revenue decreased from $1,869 per ton in first half of fiscal year 2020 to $1,340 per ton in the first half of fiscal year 2021. The cost decrease was mainly due to fall in alumina price indices and tailwinds in most input commodity prices, lower power cost due to lower coal cost and rupee depreciation.

(10) Power cost at Jharsuguda 600 MW plant has decreased from ₹ 4.9/unit to ₹ 2.3/unit.

We present below the cost of production for our metal products on the following basis:

(i) cost of production before by-product revenue, which represents the direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses), excluding depreciation and finance costs, and

(ii) cost of production net of by-product revenues which represents cost of production after by-product revenue offset by any amounts we receive upon sale of by-products from such operations. Offsetting by-product revenues is useful to the management and investors to compare our cost competitiveness with our peers in the industry as it is a common metric used by our peers in the industry.

We explain the cost of production for each metal as set forth below:

•

In the case of Zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production before by-product revenue is the cost of extracting ore and conversion of the ore into zinc metal ingots. Payment of royalty and provision towards contribution to DMF and NMET is included in determining the cost of production. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the by-product sulphuric acid, which is deducted from the cost of production consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal. Our Zinc India segment primarily consists of zinc ingot production and lead is only a co-product of zinc while silver is a by-product arising from lead smelting process. Accordingly, the cost of production presented for Zinc India operations is only for zinc ingot production and the cost of production of lead and silver are not presented.

•

Our Zinc International operations consist of the Skorpion mine and refinery in Namibia, Black Mountain mine in South Africa and the Lisheen mine in Ireland which ceased operations in December 2015. Skorpion produces special high-grade zinc ingots. As a result, the cost of production before by-product revenue with respect to the Skorpion mine consists of the total direct cost of mining zinc ore and producing zinc in the refinery through a leaching, refining and electro-winning process. Skorpion mine does not produce any material by-products. Cost of production before by-product revenue of zinc at Black Mountain mine consists of direct mining costs, concentrator costs, TcRc and direct services cost. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from copper consistent with the industry practice. At Black Mountain mine lead is only a co-product of zinc while silver is a by-product of lead. Accordingly, the cost of production presented for Black Mountain mine is only for zinc production and the cost of production of lead and silver are not presented. Cost of production at Gamsberg mine consists of direct mining costs, concentrator costs, TcRc and direct services cost. At Gamsberg mine there is no significant by-product. The Lisheen mine which ceased operations in December 2015, produced zinc and lead concentrate. Therefore, the cost of production before by-product revenue with respect to the Lisheen mine consisted of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue from lead and silver consistent with the industry practice. Royalties paid are also included in the cost of production. The total cash cost before by-product revenue and net of by-product revenue is divided by the total number of tons of zinc metal produced or zinc and lead metal-in-concentrate produced to calculate the cost of production before by-product revenue and net of by-product revenue per ton of zinc metal produced or zinc and lead metal-in-concentrate produced.

•

The cost of production in our oil and gas business consists of expenditure incurred towards the production of crude oil and natural gas including statutory levies, such as cess, royalties (excluding the Rajasthan block) and production payments payable pursuant to the production sharing contracts as well as operational expenditures such as costs relating to manpower, repairs and maintenance of facilities, power generation and fuel for such facilities, water injection, insurance, and storage, transportation and freight of crude oil and natural gas, among others. The total production cost is divided by the entitlement interest quantity of oil and gas produced to determine the cost of production per barrel of oil equivalent.

•

In the case of iron ore, cost of production relates to the iron ore mining and processing cost. Payment of royalty fees and provision towards contribution to DMF and NMET are included in determining the cost of production at Goa, whereas at Karnataka iron ore business royalties are under the scope of the buyer. The total cost is divided by the total number of tons of iron ore produced to calculate the cost of production per ton of iron ore. Our iron ore segment also includes met coke and pig iron. However, the cost of production presented for iron ore operations does not include met coke and pig iron.

•

In the case of steel, the cost of production after by-product revenue includes the cost of producing hot metal which includes Iron bearing raw material IBRM comprises of iron ore fines, lumps, pellets and mill scale; Coking coal comprises of hard coking, semi soft coking coal, high fluidity coal etc.; and fluxes comprises of lime and Dolomite. This Cost also includes conversion cost of hot metal into saleable products such as Wire Road, TMT Bar, DI Pipe, Pig iron and billets. The total cost before by-product revenue and net of by-product revenue is divided by total quantity to determine the cost of production before by-product and net of by-product revenue per ton of steel produced.

•

In the case of copper, cost of production before by-product and free copper revenue relates only to our custom smelting and refining operations (and not for our mining operations) and consists of the cost of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Cost of production net of by-product and free copper revenue represents cost of production before by-product and free copper revenue, net of revenue earned from the sale of by-product, sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs, in line with the cost reporting practice of custom smelters globally. The total cash costs before by-product and free copper revenue and net of by-product and free copper revenue are divided by the total number of pounds of copper metal produced to calculate the cost of production before by-product and free copper revenue and net of by-product and free copper revenue per pound of copper metal produced.

•

Cost of production of aluminium includes the average cost of production in the BALCO and Odisha aluminium assets. The cost of production before by-product revenue includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite to alumina into aluminium metal. Cost of production net of by-product revenue represents cost of production before by-product revenue, net of revenue earned from the sale of by-products, such as vanadium, which is consistent with the industry practice. The total cash cost before by-product revenue and net of by-product revenue is divided by the total quantity of hot metal produced to determine the cost of production before by-product revenue and net of by-product revenue per ton of aluminium hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this report in calculating this measure. This is because, the hot metal production, which excludes the value-added cost of casting, is the measure generally used in the aluminium metal industry for calculating measures of cost of production.

•

Cost of production before by-product revenue and net of by-product revenue is divided by the daily average exchange rate for the period to calculate US dollar cost of production per lb or per ton of metal or per barrel of oil equivalent as reported.

•

Cost of production of power for Jharsuguda 600 MW power plant (excluding 274 MW HZL power plant), the TSPL 1,980 MW, BALCO 300 MW IPP power plant and the 106.5 MW MALCO’s power plant includes the cost of coal and other liquid fuels used for generating power and other overhead costs such as operating, maintenance and manpower costs. The total cost is divided by the total net units generated to calculate the cost of production per unit of energy produced.

Production Volume and Mix

Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our revenue generally fluctuates as a result of changes in our production volumes. Production volumes depend on our production capacities, which have increased in recent years across all our businesses. For our mining operations, production volumes also depend upon the quality and consistency of the ore. Per unit production costs are significantly affected by changes in production volumes in that, higher volumes of production generally reduce the per unit production costs. Therefore, our production volumes are a key factor in determining our overall cost competitiveness. The following table summarizes our production volumes for our primary products for the periods indicated:

		For the Six Months Ended September 30,
Segment	Product	2019	2020
		(‘000 tons except where otherwise stated)
Zinc India	Zinc	338	338
	Lead(1)	91	101
	Silver (tonnes)(1)	293	320
Zinc International
- Skorpion	Zinc	41	1
- BMM	Copper(2)	2	2
	Zinc(2)	15	13
	Lead(2)	21	15
Gamsberg	Zinc(2)	47	60
Oil and Gas (on net basis)(3)	Crude Oil (mmbbls)	13.5	11.3
	Natural Gas (bscf)(4)	7.0	8.2
Iron Ore	Saleable Ore Production (million dmt)	2.4	2.4
Steel	Pig Iron	73	110
	Billet	41	135
	TMT	217	95
	Wire rod	187	140
	DI pipe	76	47
Copper	Copper cathode(5)	31	41
	Copper rods	43	51
Aluminium	Ingots(6)	523	637
	Value Added Products(6)(7)	411	290
	Hot Metal	14	13
Power	Power (Million Units)	6,773	5,843

Notes:

(1)	Refers to production excluding captive consumption
(2)	Refers to mined metal content in concentrate.
(3)	While computing EI production, Ravva royalty fees have not been netted off.
(4)	Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and re-injected gas and gas consumed in operations.
(5)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for production of one ton of copper rods.
(6)	Includes production capitalized in first half of fiscal years 2020 and 2021 of Nil kT and 0.1 kT respectively
(7)	Value added products of Aluminium include production of billets, rods and rolled products.

Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production volume. In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminium rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenue from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating profit and operating margins to fluctuate.

Profit Petroleum

The GoI is the owner of the hydrocarbons wherein it has assigned the responsibility to the joint operation (contractor) to explore, develop and produce the hydrocarbons. Contractor is entitled to recover out of petroleum produced, all the costs incurred according to the production sharing contracts in exploring, developing and producing the hydrocarbons, which is known as “Cost Petroleum”. Excess of revenue (value of hydrocarbons produced) over and above the cost incurred as above, is called “Profit Petroleum”, which is shared between the GoI and contractor parties as per procedure laid down in production sharing contracts.

Profit Petroleum sharing between the GoI and the contractor is determined by PTRR Method (Post Tax Rate of Return) in case of Ravva and CB-OS/2 and on the investment multiple method in case of Rajasthan and KG-ONN-2003-1 blocks as defined in their respective production sharing contracts.

The share of Profit Petroleum, in any year, is calculated for the contract/development area on the basis of the post-tax rate of return/investment multiple actually achieved by the companies at the end of the preceding year for the contract/development area.

The following table summarizes the current government share of Profit Petroleum for various development areas:

Block/Development Area	Government share of profit petroleum as at September 30,
	2018	2019	2020
Ravva	60%	60%*	70%
Cambay – Lakshmi	45%	45%	45%
Cambay – Gauri	55%	55%	55%
Rajasthan – DA1	40%	40%	40%
Rajasthan – DA2	40%	40%	40%
Rajasthan-DA3	—	20%	20%
KG-ONN-2003-1	—	15%	15%

*	70% w.e.f. 28th October 2019.

With the increase in the operations and revenue in each block, the above-mentioned percentage is subject to increase, leading to a higher government share of profit petroleum. This will have an adverse impact on our result of operations as it will lead to an increase in our share of profit petroleum expense to be paid to the GoI.

Government Policy

India Customs Duties

We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, petroleum products, alumina, carbon and caustic soda being the primary examples. The following table sets forth the customs duties that were applicable for the periods indicated:

	April 01, 2015 to February 29, 2016	March 1, 2016 to July 5, 2019	July 5, 2019 to Present
Copper	5.0%	5.0%	5.0%
Copper concentrate	2.5%	2.5%	2.5%
Zinc	5.0%	5.0%	5.0%
Lead	5.0%	5.0%	5.0%
Silver	10.0%	10.0%	12.5%
Aluminium	5.0%	7.5%	7.5%
Steel	10.0%	10.0%	10.0%

Further, social welfare surcharge as a duty of customs has been introduced through the Finance Bill 2018 on imported goods at a rate of 10.0% on basic custom duty (rate of social welfare surcharge on silver is 3.0%). However, education cess and secondary education cess that was together levied at a rate of 3.0% on imported goods were abolished.

The GoI may reduce or abolish customs duties on copper and aluminium in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any further reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a small extent on the continuation of import duties and any reduction would have an adverse effect on our results of operations and financial condition.

The import duty at the rate of 2.5% is levied on copper concentrate and rock phosphate.

In GST regime, on import of coal, following duties are levied under customs act which was applicable from July 01, 2017:

•	Basic custom duty (BCD) at the rate of 2.5% which is non - creditable

•	Integrated Goods and Service Tax (IGST) at the rate of 5% which is a creditable duty

GSTC Cess @ 400/ MT cess- for which proportionate refund is available with respect to exported goods in ratio of export turnover /total turnover.

Goods imported for the purposes of “Petroleum operations” are exempt from customs duty under Notification No 12/2012 – Customs dated March 17, 2012, Sr. No. 358 and 359, conditions no 42 and 43 respectively (further amended by Notification No 12/2016 – Customs dated 01-03-2016, sr. no. 357A, condition on 40a). Goods which are imported for purposes other than petroleum operations such as software, IT related goods or any other material required for office purposes are subject to customs duty as per the applicable rates in force ranging between approximately 24% to 27% depending upon the classification of goods as stated in the customs tariff 2016-17.

Export Incentives

The GoI provides a variety of export incentives to Indian companies. Exports of copper, aluminium and zinc from India receive assistance premiums from the GoI. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell large quantities of our products domestically.

In fiscal year 2019 and 2020, exports accounted for 21.0% and 20.0% respectively, of our zinc India business revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on zinc concentrate, zinc ingots, lead concentrate and Lead Ingot for the periods indicated:

	April 01, 2015 to November 11, 2016 (percentage of F.O.B value of exports)	November 11, 2016 to January 31,2020 (percentage of F.O.B value of exports)	February 1, 2020 to Present (percentage of F.O.B value of exports)
Zinc concentrate	1.0%	—	—
Zinc ingots	1.9%	1.5%	1.3%
Lead concentrate	1.0%	—	—

In fiscal year 2019 and 2020, exports accounted for 24% and 29%, respectively, of our copper business revenue. The following table sets forth the export assistance premiums, in the form of Market Linked focus Product Scheme as a percentage of the F.O.B. value of exports, on copper cathode and copper rods for the period indicated:

October 1, 2011 to March 31, 2015 (percentage of F.O.B value of exports)
Copper Cathode	2.0%
Copper rods#	2.0%

#	Applicable for export to Czech Republic only.

Further, with effect from April 1, 2015, the New Merchandise Exports from India Scheme was introduced in place of Market Linked Focus Product Scheme. In the new scheme, no export incentive has been notified for copper products.

In fiscal years 2019 and 2020, exports accounted for 60.5% and 61.5% respectively, of our aluminium business revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on aluminium ingots, aluminium rods and aluminium rolled products for the periods indicated:

	April 1, 2015 to November 14, 2016	November 15, 2016 to Present
Aluminium ingots	1.90%	1.00%
Aluminium rods	1.90%	1.50%
Aluminium billets	1.90%	1.00%
Aluminium rolled product	0%	1.50%

In the case of sales to specified markets (as defined herein), export assistance premiums for these products would extend to 2% of the F.O.B value of exports made to the countries specified under the Merchandise Export from India Scheme (“MEIS”). The MEIS was implemented under the Foreign Trade Policy of India in 2015-20 (due to COVID-19 situation, the validity of the policy has been extended for another one year). The purpose of this scheme is to provide Indian exporters certain incentives such as tax benefits, and thereby enhance India’s export competitiveness in certain specified markets, including, but not limited to Argentina, Austria, Bulgaria, Cambodia, Chile, and New Zealand. The GoI may further reduce export incentives in the future, which would adversely affect our results of operations.

In fiscal year 2015, export assistance premiums on aluminium rolled products were eliminated and duty exemption scheme of duty free import authorization was introduced to enable duty free import of inputs required for export production pursuant to Chapter 4 of the foreign trade policy whereby advance authorization for inputs and exports items was given under the Standard Input Output Norm (“SION”) policy scheme.

In six months, period during the fiscal year 2019 exports accounted for 5% of our Steel India business revenue. The following table sets forth the export assistance premiums, as a percentage of the F.O.B value of exports, on wire rod and billet for the periods indicated:

September 21, 2013 to Present
Wire Rod	4.0%
Billet	3.5%

India export duties

The GoI levies duty on the export from India of certain products mentioned under the second schedule of the Customs Tariff Act 1975, including iron ore and concentrates, at a specified rate (ad valorem on the Free on Board value of exports). The GoI levied export duty on iron ore fines and lumps @20% on FOB value and further increased to 30% with effect from December 31, 2011 to April 29, 2015. Effective from April 30, 2015, the export duty on iron ore fines with Fe content less than 58.0% is 10.0% and more than 58.0% Fe, duty rate is 30.0% and for iron ore fines it is 30.0%. Effective from March 01, 2016 the export duty on iron ore fines and lumps with Fe content less than 58.0% is nil and more than 58.0% Fe, duty rate is 30.0%.

Taxes, royalties and cess payments

Tax rate applicable for Normal tax provisions – Domestic Company

i.

The effective statutory corporate/income tax payable an Indian company for fiscal year 2017 was 34.70% (i.e. statutory tax rate of 30% plus applicable surcharge@ 12.0% on the tax and an additional cess of 3.0% on the corporate tax including surcharge). The rate of cess has been increased from 3% to 4% vide Finance Act 2018 effective from 1 April 2018. Hence, applicable effective corporate tax rate for fiscal year 2018 is 34.944%

Government of India vide Taxation Laws (Amendment) Bill, 2019 provided an option to existing domestic companies to pay tax at a concessional rate of 22% plus surcharge of 10% on tax and 4% on tax plus surcharge, this results into effective tax rate of 25.17%

The concessional tax rate is applicable subject to surrender of specified deductions/ incentives by the Company exercising the option. These incentives, among others, include deductions relating to (i) newly established units in Special Economic Zones, (ii) expenditure on scientific research and skill development projects, (iii) investment in new machinery/ plant in notified backward areas, (iv) depreciation of new machinery/ plant, and (v) various other Chapter VI-A provisions).

ii.

A corporate taxpayer is required to exercise its option of being governed under concessional tax regime before due date of filing of tax return. Option once exercised cannot be withdrawn and applicable to all subsequent tax years. This is effective from Fiscal Year 2019.

iii.

Further, the Amendment Bill 2019, provides an option for New Domestic Manufacturing Companies (NDMC) to pay effective tax rate @ 17.16% (i.e. statutory tax rate of 15% plus surcharge @ 10% on the tax and an additional cess of 4 % on the corporate tax including surcharge). This rate is applicable to NDMC provided the new company is set up on or after 30 September 2019 and commences manufacturing before 31 March 2023. Further, incentives mentioned at point (i) above will also not be available to NDMC. New manufacturing companies will not include companies: (a) formed by splitting up or reconstruction of an existing business, (b) engaged in any business other than manufacturing or production, and (c) using any plant or machinery previously used in India (except under certain specified conditions).

Tax rate applicable under Minimum Alternate Tax (MAT) regime – Domestic Company

iv.

The Amendment Bill 2019, reduced MAT base tax rate from 18.5% to 15% plus applicable surcharge and cess. The effective MAT rate for all Indian Company for fiscal year 2017, 2018 and 2019 would be 21.34%, 21.55%, and 17.47% respectively. Further, companies opting for concessional tax regime (as explained above) would not be required to pay MAT.

Tax rate applicable to Foreign Company under under Normal regime and Minimum Alternate Tax (MAT) regime – Business Profit

v.

The effective statutory corporate/income tax payable a Foreign Company having a Permanent Establishment in India is 43.26% for fiscal year 2018 and 43.68% for fiscal year 2019 ( i.e. statutory tax rate of 40% plus applicable surcharge@ 12.0% on the tax and an additional cess of 3.0 / 4.0 % on the corporate tax including surcharge).

vi.

For non-resident foreign companies effective MAT rate reduced from 20.20% to 16.38% of the book profit as prepared under generally accepted accounting principles in India, or Indian GAAP. The excess of amounts paid as MAT over the regular income tax amount during the year is carried forward and set off against normal corporate tax payable in any of the succeeding fifteen years (as amended by finance Act 2017) subject to certain conditions.

Dividend Distribution Tax

vii.

The tax rates imposed on us in respect of dividends paid in prior periods have varied. According to the Finance Act, 2014, dividend distribution tax is to be levied on gross distributable surplus amount instead of amount paid net of taxes. This has resulted in increase in the effective dividend distribution tax to from 16.995% to 20.60%. Further, the finance act 2015 has increased the surcharge from 10.0% to 12.0%, which has resulted in effective tax rate of 20.35% with effect from fiscal year 2016. The Finance Act, 2018 increased the rate of cess from 3.0% to 4.0% which will result in an effective dividend distribution tax rate of 20.6% from April 1, 2018. This tax is payable by the company declaring distributing or paying the dividends. Dividends received from our Indian subsidiaries are also subject to DDT, however, such dividend received from subsidiary is reduced while computing DDT liability in our hands. Further dividend received from our subsidiary is exempt from tax in our hand.

Previously Service tax is applicable at 14% with effect from June 1, 2015 until July 1, 2017. Further, an additional ‘Swachh Bharat Cess” at 0.5% with effect from November 14, 2015 and “Krishi Kalyan Cess” at 0.5% with effect from June 1, 2016 on the value of taxable services were applicable until July 1, 2017. Accordingly, the effective service tax rate until July 1, 2017 was payable at 15%.

We pay service tax as a service provider and service recipient.

As a service provider: we paid service tax as a service provider at a rate of 12.4% to 14.5% under the following categories:

•	Business support services;

•	Oil transfer service;

•	Port service; and

•	Management consultant service.

As a service recipient- we paid service tax as a service recipient under following categories:

•

Foreign service providers: we are responsible to pay service tax directly to tax authorities in case of Foreign Service providers who are not having any permanent establishment in India. In case service providers having a permanent establishment in India, they are responsible to recover the applicable service taxes and pay to tax authorities. We are also paying service tax as recipient of services on the parent company overheads payable to ultimate parent company, Vedanta Resources Plc;

•

Service tax on fees payable to directors of company: we are paying service tax on the fees payable to non-executive/independent directors. The fee includes director sitting fees and/or any commissions payable to the directors;

•

Other services: in the case of services received from any goods transport agency and payments towards any sponsorship, we are responsible to pay service tax directly to tax authorities as per the applicable rates; and

•

Domestic service providers: In the case of certain services received from non-company domestic service providers, liability of payment of service tax has been casted on the recipient of services with effect from July 1, 2012 under Notification No. 30/2012-Service Tax dated June 20, 2012 as per the applicable rates.

We paid an excise duty of 12.5% with effect from March 1, 2015 (for the period from March 17, 2012 to February 28, 2015, the excise duty was 12% and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale up to February 28, 2015). We charged the excise duty and additional charge to our domestic customers. We paid excise duty on metallurgical coke at the rate of 6.0% and on pig iron of 12.5%. HZL paid excise duty on silver at the rate of 8.5% effective from March 1, 2016 (8.0% prior to that) and an additional charge of 3.0% on the excise duty has been eliminated with effect from March 1, 2015. Goods procured for the purposes of “Petroleum Operations” and which are exempt from customs duty are also exempt from excise duty under notification 12 /2012-Central Excise dated March 17, 2012, Sr. No 336 provided conditions as provided have been satisfied, all goods supplied under international competitive bidding and are exempt from customs duty.

Goods and Service Tax: Effective from July 1, 2017, the new tax “Goods and service tax” has been implemented in India. The present indirect tax regime envisages levy of multiple federal and state taxes with respect to the operations undertaken by businesses. The transition from the previous regime to goods and service tax (“GST”) regime is a tax reform, which is aimed at addressing the existing anomalies and strengthening the concept of unified market. GST is a supply driven concept and would therefore apply on supply of goods and services. On the whole, most central and state levies (such as excise duty, service tax, CVD and special additional duty, central sales tax and value added tax have been subsumed into GST. Therefore, the existing taxable events have been replaced by a single taxable event of supply of goods and services under GST. Basic customs duty (“BCD”) and related customs cess continue to be applicable on import of goods.

Taxes under GST apply as follows:

•	Central goods and service tax and state goods and service tax are simultaneously levied on intra-state supply of goods and services.

•	Integrated goods and service tax are levied on imports and inter-state supply of goods and services.

•	In addition, GST compensation cess also applies on certain specified goods and services.

The general rate of GST on our output supplies is 18.0%. However, supply of iron ore attracts GST at the rate of 5.0%, whereas silver attracts GST at 3.0%. Further, GST will be levied on crude oil and natural gas from the date to be notified by GST council and therefore, until the time GST council notifies inclusion of these products in GST, they would continue to attract existing indirect tax levies. Goods imported for the purposes of “petroleum operations” are subject to integrated service tax at 5.0% as per Notification No. 50/2017-Customs, dated June 30, 2017, S.No- 404 condition no-48. BCD continues to be exempt. A similar exemption notification has also been issued to tax inter-state and intra-state supplies of goods for petroleum operations at an effective rate of 5.0%. Procurement of coal attracts GST compensation cess at ₹ 400 per ton in addition to the GST rate of 5.0%. Effective July 1, 2017, CVD and SAD has been subsumed in integrated goods and service tax which is applicable at the rates as mentioned in below table:

Integrated Goods and Service Tax rate from July 1, 2017
Copper	18.0%
Copper concentrate	5.0%
Zinc	18.0%
Lead	18.0%
Silver	3.0%
Aluminium	18.0%
Iron ore	5.0%
Steel	18.0%

We are also subject to government royalties. We pay royalties to the state governments of Chhattisgarh, Rajasthan, Goa and Karnataka in India based on extraction of bauxite, lead-zinc and iron ore. The most significant of these is the royalty that HZL is required to pay to the state government of Rajasthan, where all of HZL’s mines are located at a rate of 10.0% with effect from September 1, 2014 (the rate was 8.4% from August 13, 2009 to August 31, 2014), of the zinc LME price payable on the zinc metal contained in the concentrate produced, 14.5% (the rate was 12.7% from August 13, 2009 to August 31, 2014) of the lead LME price payable on the lead metal contained in the concentrate produced and at a rate of 7.0% of silver LME price chargeable on silver-metal produced. In addition, a further amount of royalty effective from January 12, 2015, for DMF at 30.0% of base royalty and NMET at 2.0% of base royalty, has been notified. The royalties paid by BALCO on the extraction of bauxite are not material to our results of operations. The royalty payable for our iron ore business is at 15.0% of pit mouth value (PMV) declared by the Indian Bureau of Mines.

Royalty is also payable at Cairn to the state government of Rajasthan and Andhra Pradesh for the extraction of crude oil and natural gas. We also pay cess to the GoI. Generally, in respect of oil and gas operations, royalty and cess payments are made by the joint operation partners in proportion to their participating interest and are cost recoverable.

For the Rajasthan block, entire royalty payments are made by ONGC at the rate of 20.0% of well-head value for crude oil and 10.0% of well-head value for natural gas and are cost recoverable. Until February 2016, cess is paid at the rate of ₹ 4,500 per mt for crude oil; pursuant to amendments in the Finance Act 2016, cess is paid at the rate of 20.0% ad-valorem from March 2016 onwards. National Calamity Contingent Duty (NCCD) is paid at the rate of ₹ 50 per mt. Sales tax payments are made at the rate of 2.0% (central sales tax) on sale of both crude oil and at the rate of 2.0% (central sales tax) and 5.5% (value added tax) on natural gas.

For the Ravva block, royalty is ₹ 481 per mt and cess is fixed at ₹ 900 per mt on crude oil. Royalty on natural gas is 10.0% of well-head value of gas. Sales tax payments stand at 2.0% (central sales tax) or 5.0% (value added tax) on crude oil and 14.5% on natural gas.

For the Cambay block, the entire royalty and cess payments are made by ONGC and are not cost recoverable. We only participate in the payment of NCCD at the rate of ₹ 50 per mt. Sales tax payments (central sales tax) are made at a rate of 2.0% on crude oil and 15.0% (value added tax) on natural gas.

Our royalties in Zinc International business are as follows:

•	3.0% of sale value of the products for Skorpion;

•

7.0% of turnover for BMM. The royalty rate applied on the turnover is 0.5% if the adjusted earnings before interest and tax (“adjusted EBIT”) is negative, and in the event the adjusted EBIT is positive, the royalty rate applied on the turnover is 0.5% plus the rate computed at 100/9 times the adjusted EBIT upon turnover. In any event, the maximum royalty rate is capped at 7.0%; and•    3.5% of turnover for Lisheen. The turnover is identified as gross revenue less smelter deductions, treatment charges, freight and marine insurance charges on a semi-annual basis.

Tax Incentives

Certain businesses of the Group within India are eligible for specified tax incentives. Most of such tax exemptions are relevant for the companies operating in India. These are briefly described as under:

The location based exemption

In order to boost industrial and economic development in undeveloped regions, provided certain conditions are met, profits of newly established undertakings located in certain areas in India may benefit from a tax holiday. Such a tax holiday works to exempt 100.0% of the profits for the first five years from the commencement of the tax holiday, and 30.0% of profits for the subsequent five years. This deduction is available only for units established up to March 31, 2012. However, such undertaking would continue to be subject to the MAT. The Group has such types of undertakings at Haridwar and Pantnagar, which are part of HZL. In the current year, Haridwar and Pantnagar units are eligible for deduction at 30.0% of taxable profits.

Sectoral Benefit – Power Plants and Port Operations

To encourage the establishment of infrastructure certain power plants and ports have been offered tax holiday up to 100 % of profits and gains for any ten consecutive years within a block of fifteen year period from the year of commencement of operations, this is subject to certain conditions. The Group currently has total operational capacity of 8.5 GW of thermal based power generation facilities and wind power capacity of 274 MW and port facilities. However, such undertakings would continue to be subject to MAT provisions. The Group has power plants which benefit from such deductions, at various locations of HZL (where such benefits has been drawn), Talwandi Sabo Power Limited, Vedanta Limited and Bharat Aluminium Company Limited (where no benefit has been drawn) and port facilities at Vizag General Cargo Berth Limited (where no benefit has been drawn).

Sectoral benefit – Oil and gas

Provided certain conditions are met, profits of newly constructed industrial undertakings engaged in the oil and gas sector may benefit from a deduction of 100% of the profits of the undertaking for a period of seven consecutive years. This deduction is only available to blocks licensed under NELP prior to March 31, 2011 and NELP VIII for production of natural gas. In order to be eligible for this deduction, commercial production should have been started prior to 31 March 2017. Such businesses would continue to be subject to the MAT provisions. In the Group, Cairn India Limited (now merged with Vedanta Limited) and Cairn Energy Hydrocarbons Limited benefited from such deductions till March 31, 2016.

Special Economic Zone – SEZ

Provided certain conditions are met, profits of newly established undertakings located in SEZ may benefit from a tax exemption. Such a tax exemptions works to 100.0% Income Tax exemption on export income for SEZ units under Section 10AA of the Income Tax Act for first 5 years, 50.0% for next 5 years thereafter and 50.0% of the ploughed back export profit for next 5 years.

Investment Allowance under Section 32 AC of the Income Tax Act

Incentive for acquisition and installation of new high value plant or machinery to manufacturing companies by providing an additional deduction of 15.0% of the actual cost of plant or machinery acquired and installed during the year. The actual cost of the new plant or machinery should exceed ₹ 250 million to be eligible for this deduction. The deduction under section 32AC was available till March 31, 2017.

In addition, the subsidiaries incorporated in Mauritius are eligible for tax credit to the extent of 80.0% of the applicable tax rate on foreign source income.

Exchange Rates

We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc, iron ore, aluminium and power businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars, South African Rand and Namibian dollar. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar, South African Rand and Namibian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee, Australian dollar, and South African Rand and Namibian dollar has the opposite effect on our results of operations.

The following table sets forth the average value of the Indian Rupee against the US dollar, Namibian dollar against the US dollar and the South African Rand against the US dollar for the periods indicated:

	For the Six Months Ended September 30,
	2019		2020
	(per US Dollar)
Indian Rupees	₹	69.97	₹	74.85
Namibia Dollars		NAD 14.53		NAD 17.44
South African Rand		ZAR 14.53		ZAR 17.44

Source: Reserve Bank of India, oanda.com

The average exchange rate of the Indian Rupee against the US dollar was ₹ 69.97 per US dollar during the six months ended September 30, 2019 and ₹ 74.85 per US dollar during the six months ended September 30, 2020, depreciation of 7%.

Results of Operations

Overview

Consolidated Statement of Income

The following table is derived from our unaudited condensed consolidated financial data and sets forth our operating results as a percentage of revenue for the six months ended September 30, 2019 and 2020:

	For the Six Months Ended September 30,
	2019	2020
	(in percentages)
Consolidated Statement of Income:
Revenue	100.0	100.0
Cost of sales	(85.2)	(76.9)
Gross profit	14.8	23.1
Other operating income	1.1	1.7
Distribution cost	(2.1)	(2.3)
Administration expenses	(4.0)	(4.0)
Operating profit	9.8	18.5
Investment income	3.4	4.3
Finance costs	(6.9)	(7.2)
Profit before taxes	6.3	15.6
Tax expense	2.3	(7.5)
Profit for the period	8.6	8.1
Profit attributable to:
Equity holders of the parent	5.9	4.5
Non-controlling interest	2.7	3.6

Comparison of the six months ended September 30, 2020 and September 30, 2019

Revenue, Other Operating Income and Operating Profit

Consolidated

Revenue decreased from ₹ 429,059 million during the six months ended September 30, 2019 to ₹ 364,907 million ($4,962 million) during the six months ended September 30, 2020, decrease of ₹ 64,152 million, or 14.95%. This was primarily driven by a decrease in commodity prices, decrease in sales volume oil and gas, zinc international, copper, aluminium, and power businesses. This decrease was partially offset by an increase in the volume at Zinc India business and the depreciation of Indian rupee.

Other operating income increased from ₹ 4,752 million during the six months ended September 30, 2019 to ₹ 6,151 million ($84 million) during the six months ended September 30, 2020, an increase of ₹ 1,399 million or 29.4%. The increase was primarily due to royalty refund at Zinc international and insurance proceed received on account of interruption at Skorpion mines in Zinc International.

Operating profit increased from ₹ 42,055 million during the six months ended September 30, 2019 to ₹ 67,453 million ($917 million) during the six months ended September 30, 2020, an increase of ₹ 25,398 million, or 60.4%. The increase was largely due to lower input commodity prices, lower depreciation & amortization, rupee depreciation charge partially offset by lower commodity prices. Operating profit margin increased from 9.8% during the six months ended September 30, 2019 to 18.5% during the six months ended September 30, 2020.

Factors contributing to the decrease in the operating profit were as follows:

•

Cost of sales decreased from ₹ 365,623 million during the six months ended September 30, 2019 to ₹ 242,192 million ($3,293 million) during the six months ended September 30, 2020, a decrease of ₹ 123,431 million, or 3.4%. Cost of sales decreased primarily due to lower input commodity price, lower sales volume at Zinc International, Aluminium, Iron Ore, Steel & Power business. The cost of sales as a percentage of revenue decreased from 85.2%, during the six months ended September 30, 2019 to 76.9% during the six months ended September 30, 2020.

•

Distribution costs decreased from ₹ 9,145 million during the six months ended September 30, 2019 to ₹ 8,283 million ($113 million) during the six months ended September 30, 2020, an decrease of ₹862 million or 9.4% primarily due to lower volumes at Zinc International, Oil & Gas and Steel business.

•

Administration expenses decreased from ₹ 16,976 million in the six months September 30, 2019 to ₹ 13,690 million ($186 million) during the six months ended September 30, 2020, a decrease of ₹ 3,286 million, or 19.4%. Decrease is mainly due to Skorpion mine put under maintenance and care, lower admin expense at Aluminium and Iron ore business, partially offset by increase in CSR expense.

Zinc India

Revenue from external customers in the Zinc India segment increased from ₹ 92,660 million during the six months ended September 30, 2019 to ₹ 93,428 million ($1,270 million) during the six months ended September 30, 2020, an increase of ₹ 768 million, or 0.8%. The increase was primarily on account of higher volumes, rupee depreciation and higher silver prices. This increase was partially offset by decrease in zinc and lead prices and lower premium.

Specifically:

•

The daily average zinc cash settlement price on the LME decreased from $2,549 per ton during the six months ended 30 September 2019 to $2,154 per ton during the six months ended 30 September 2020, a decrease of 15.5%.

•

Zinc ingot production remained flat at 338 kt during the six months ended 30 September 2020 to the six months ended 30 September 2019. Zinc ingot sales increased from 335 kt during the six months ended 30 September 2019 to 344 kt during the six months ended 30 September 2020, an increase of 2.4%, in line with production.

•

Zinc ingot sales in the domestic market decreased from 245 kt during the six months ended 30 September 2019 to 182 kt during the six months ended 30 September 2020, a decrease of 25.8%, due to the the nationwide lockdown as a result of the COVID-19 pandemic restricting domestic sales. Export sales increased from 90 kt during the six months ended 30 September 2019 to 161 kt during the six months ended 30 September 2020, an increase of 79.4% due to higher exports owing to domestic market lockdown.

•

The daily average lead cash settlement price on the LME decreased from $1,958 per ton during the six months ended 30 September 2019 to $1,776 per ton during the six months ended 30 September 2020, a decrease of 9.3%.

•

Lead ingot production increased from 91 kt during the six months ended 30 September 2019 to 101 kt for the six months ended 30 September 2020, an increase of 10.4%. Lead ingots sales increased from 91 kt during the six months ended 30 September 2019 to 102 kt during the six months ended 30 September 2020, an increase of 11 kt or 11.6%.

•

Silver ingot production increased from 293 tons during the six months ended 30 September 2019 to 320 tons during the six months ended 30 September 2020, an increase of 26.1%. This increase was in line with the higher lead production and higher concentrate inventory. The daily average silver LBMA price marginally increased from $16.0/oz to $20.4/oz, an increase of 28.0% during the six months ended 30 September 2020 compared to the six months ended 30 September 2019. Sale of silver ingots increased from 289 tons during the six months ended 30 September 2019 to 348 tons during the six months ended 30 September 2020, an increase of 20.4%.

Operating profit in the Zinc India segment decreased from ₹ 33,661 million during the six months ended September 30, 2019 to ₹ 33,016 million ($449 million) during the six months ended September 30, 2020, a decrease of ₹ 645 million, or 1.9%. The decrease was primarily on account of lower Zinc and Lead commodity prices. As a result, operating margin decreased from 36.3% during the six months ended September 30, 2019 to 35.3% during the six months ended September 30, 2020.

Zinc International

Revenue to external customers in the Zinc International segment decreased from ₹ 17,145 million during the six months ended September 30, 2019 to ₹ 10,058 million ($137 million) during the six months ended September 30, 2020, a decrease of ₹ 7,087 million or 41.3%. The decrease was primarily due to lower sales volume and realisation, which was partially offset by the depreciation of Indian rupee.

Specifically:

•

Production of refined zinc metal at Skorpion decreased from 40.7 kt during the six months ended 30 September 2019 to 0.7 kt during the six months ended 30 September 2020, a decrease of 40 kt or 98.4%. This decrease was primarily due to the suspension of operation in the Skorpion mine for care and maintenance.

•

Production of mined metal in concentrate from the BMM mines decreased from 35 kt during the six months ended 30 September 2019 to 28 kt during the six months ended 30 September 2020, a decrease of 8 kt or 36%, impacted by the COVID-19 pandemic.

•

Production of Zinc metal-in-concentrate (“MIC”) from Gamsberg increased to 60 kt for the six months ended 30 September 2020 from 47 kt for the six months ended 30 September 2019, primarily due to an increase in mill availability and improved ore grades.

•

The daily average zinc cash settlement price on the LME decreased from $2,549 per ton during the six months ended 30 September 2019 to $2,154 per ton during the six months ended 30 September 2020, a decrease of 15.5%.

•

The daily average lead cash settlement price on the LME decreased from $1,958 per ton during the six months ended 30 September 2019 to $1,776 per ton during the six months ended 30 September 2020, a decrease of 9.3%.

Profitability in the Zinc International segment increased from an operating loss of ₹101 million during the six months ended September 30, 2019 to operating profit of ₹ 1,833 million ($25 million) during the six months ended September 30, 2020, an increase of ₹ 1,934 million. The increase is mainly driven by lower cost of production and rupee depreciation, partially offset by lower volume and lower commodity prices.

Oil and Gas

Revenue from external customers in the oil and gas segment decreased from ₹ 63,269 million during the six months ended September 30, 2019 to ₹ 30,555 million ($415 million) during the six months ended September 30, 2020, a decrease of ₹ 32,714 million, or 51.7%, primarily due to decrease in oil price realization coupled with lower volumes.

Specifically:

•

Gross oil and gas production decreased from 32.8 mmboe during the six months ended September 30, 2019 to 29.6 mmboe during the six months ended September 30, 2020, a decrease of 10%. Working interest oil and gas production decreased from 21.0 mmboe during the six months ended September 30, 2019 to 18.4 mmboe during the six months ended September 30, 2020, a decrease of 13%.

•	Entitlement interest sales decreased from 13.7 mmboe during the six months ended September 30, 2019 to 12.3 mmboe during the six months ended September 30, 2020.

•

The daily average oil and gas cash settlement price on the European Brent decreased from $65.3 per boe during the six months ended September 30, 2019 to $36.5 per boe during the six months ended September 30, 2019, a decrease of 44.1%.

Operating profit in the oil and gas segment decreased from ₹ 17,265 million during the six months ended September 30, 2019 to ₹ 2,367 million ($32 million) during the six months ended September 30, 2020, a decrease of ₹ 14,898 million, or 86.3%. The decrease in operating profit for the period was mainly due to lower oil prices realisation coupled with lower volumes for six month ended September 30, 2020.

Iron Ore

Revenue from external customers decreased from ₹ 15,521 million during the six months ended September 30, 2019 to ₹15,166 million ($206 million) during the six months ended September 30, 2020, a decrease of ₹ 355 million, or 2.3%. The decrease was primarily due to lower sales realisations. Specifically:

•	Iron ore production marginally increased from 2.40 million tons during the six months ended 30 September 2019 to 2.41 million tons during the six months ended 30 September 2020.

•

Iron ore sales decreased from 2.63 million tons during the six months ended 30 September 2019 to 2.51 million tons during the six months ended 30 September 2020 as a result of [lower sales at Karnatka amidst the nation-wide lockdown caused by the COVID-19 pandemic].

•	The production of pig iron decreased from 354 kt for the six months ended 30 September 2019 to 295 kt for the six months ended 30 September 2020, a decrease of 16.7%.

Operating profit of increased from ₹ 1,822 million during the six months ended September 30, 2019 to ₹ 3,494 million ($48 million) during the six months ended September 30, 2020, an increase in the profit by ₹ 1,672 million or 91.8%. The increase in profit was on account of higher margins at pig iron business partially offset by lower sales volume at Iron Ore Karnataka.

Steel

Revenue from external customers decreased from ₹ 20,898 million during the six months ended September 30, 2019 to ₹18,812 million ($256 million) during the six months ended September 30, 2020, a decrease of ₹ 2,086 million, or 10.0%. The decrease was mainly on account of lower volumes and lower sales realisations. Specifically,:

•

Pig iron production increased from 73 kt during the six months ended 30 September 2019 to 110 kt during the six months ended 30 September 2020, an increase of 37 kt or 51%. The sale of pig iron increased from 71 kt during the six months ended 30 September 2019 to 112 kt during the six months ended 30 September 2020, an increase of 41 kt or 58%.

•

Billet production increased from 41 kt during the six months ended 30 September 2019 to 125 kt during the six months ended 30 September 2020. The sale of billet increased from 17 kt during the six months ended 30 September 2019 to 137 kt during the six months ended 30 September 2020, an increase of 120 kt or 685% due to changes in sales mix, relying on export demand of billet, rather than domestic sales amidst nation-wide lockdown caused by the COVID-19 pandemic.

•

The production of thermo mechanically treated (“TMT”) decreased from 217 kt during the six months ended 30 September 2019 to 95 kt during the six months ended 30 September 2020, a decrease of 121 kt or 56%. The sale of TMT decreased from 209 kt during the six months ended 30 September 2019 to 118 kt during the six months ended 30 September 2020, a decrease of 92 kt or 44%. The decrease was primarily due to lower demand amidst nation-wide lockdown in the COVID-19 pandemic.

•

The production of wire rod decreased from 187 kt during the six months ended 30 September 2019 to 140 kt during the six months ended 30 September 2020, a decrease of 47 kt or 25%. The sale of wire rod decreased from 193 kt for the six months ended 30 September 2019 to 154 kt for the six months ended 30 September 2020, a decrease of 39 kt or 20%, due to subdued demand amidst the nation-wide lockdown caused by the COVID-19 pandemic.

•

The production of ductile iron (“DI”) pipe decreased from 76 kt during the six months ended 30 September 2019 to 47 kt during the six months ended 30 September 2020, a decrease of 28 kt or 37%. The sale of DI pipe decreased from 65 kt during the six months ended 30 September 2019 to 55 kt during the six months ended 30 September 2020, a decrease of 11 kt or 16%.

Operating profit in the steel segment increased from ₹ 956 million during the six months ended September 30, 2019 to ₹ 1,632 million during six months ended September 30, 2020, an increase of ₹ 676 million or 70.7%. This was driven by lower cost of production driven by subdued input commodity prices, partially offset by lower sales realisation.

Copper

Revenue from external customers in the copper segment decreased from ₹ 49,618 million for the six months ended September 30, 2019 to ₹ 42,813 million ($582 million) for the six months ended September 30, 2020, a decrease of ₹ 6,805 million, or 13.7%. Specifically:

•

copper cathode production increased from 31kt during the six months ended September 30, 2019 to 41kt during the six months ended September 30, 2020, an increase of 10kt, or 32.3%. Copper cathode sales increased from 0.7kt during the six months ended September 30, 2019 to 2.4kt during the six months ended September 30, 2020.

•

production of copper rods decreased from 43kt during the six months ended September 30, 2019 to 51kt during the six months ended September 30, 2020, an increase of 8kt, or 18.3%. Copper rod sales increased from 43kt during the six months ended September 30, 2019 to 54 kt during the six months ended September 30, 2020, an increase of 10kt, or 23.9%. The increase in sales was in line of production.

•

sales of copper in the Indian market increased from 44kt during the six months ended September 30, 2019 to 55kt during the six months ended September 30, 2020, an increase of 12kt, or 26.8%, and our exports also remained flat at 0 kt.

•

The daily average copper cash settlement price on the LME increased from $5,952 per ton during the six months ended September 30, 2019 to $5,956 per ton during the six months ended September 30, 2020, an increase of 0.1%.

Operating loss in the copper segment decreased from ₹ 2,402 million during the six months ended September 30, 2019 to operating loss of ₹ 1,454 million ($20 million) during the six months ended September 30, 2020, a decrease of ₹ 948 million in operating loss, or 39.5%.

Aluminium

Revenue from external customers in the aluminium segment decreased from ₹ 134,040 million during the six months ended September 30, 2019 to ₹ 124,382 million ($1,691 million) during the six months ended September 30, 2020, a decrease of ₹ 9,658 million, or 7.2%, primarily driven by lower aluminum prices.

•	Aluminium production marginally decreased from 947 kt during the six months ended 30 September 2019 to 941 kt during the six months ended 30 September 2020, a decrease of 6 kt, or 1%.

•	Aluminium sales marginally decreased from 962 kt during the six months ended 30 September 2019 to 948 kt during the six months ended 30 September 2020, a decrease of 13 kt, or 1%.

•

Sales of aluminium ingots increased from 570 kt during the six months ended 30 September 2019 to 698 kt for the six months ended 30 September 2020, an increase of 127 kt or 22.3%. Rolled product sales decreased from 13 kt during the six months ended 30 September 2019 to 11 kt during the six months ended 30 September 2020, a decrease of 2 kt, or 11.1%. Wire rod and billet sales decreased from 379 kt during the six months ended 30 September 2019 to 239 kt during the six months ended 30 September 2020, a decrease of 139 kt, or 36.8%.

•

Aluminium sales in the domestic market decreased from 322 kt during the six months ended 30 September 2019 to 263 kt during the six months ended 30 September 2020, a decrease of 58 kt, or 18.2%. Aluminium exports increased from 639 kt during the six months ended 30 September 2019 to 685 kt during the six months ended 30 September 2020, an increase of 46 kt or 7.2%. Vedanta Limited’s domestic sales as a percentage of total sales decreased from 33.5% during the six months ended 30 September 2019 to 27.8% during the six months ended 30 September 2020, primarily due to lockdown restrictions caused by the COVID-19 pandemic.

•

The daily average aluminium cash settlement price on the LME decreased from $1,777 per ton during the six months ended 30 September 2019 to $1,604 per ton during the six months ended 30 September 2020, a decrease of 9.7%.

•

The benchmark Japanese premium decreased from $93 per ton during the six months ended 30 September 2019 to $76 per ton during the six months ended 30 September 2020, a decrease of $17 per ton or 18.4%.

Operating profit in the aluminium segment increased from operating loss of ₹ 7,569 million during the six months ended September 30, 2019 to operating profit of ₹ 22,305 million ($303 million) during the six months ended September 30, 2019, an increase of ₹ 29,874 million. This increase was primarily due to lower input commodity prices and rupee depreciation, partially offset by lower aluminium prices.

Power

Revenue from external customers in the power segment decreased from ₹ 33,491 million during the six months ended September 30, 2019 to ₹ 28,784 million ($391 million) during the six months ended September 30, 2020, a decrease of ₹ 4,707 million or 14.1%. This was primarily due to lower power sales and lower realisation at TSPL . Specifically:

•

Power sold decreased from 6,776 million units during the six months ended 30 September 2019 to 5,843 million units during the six months ended 30 September 2020. The Jharsuguda 600 MW power plant operated at a Plant Load Factor (“PLF”) of 61% in six months ended 30 September 2020, an improved performance from a PLF of 3% in six months ended 30 September 2019. At TSPL, the sale of power decreased to 3,310 million units during the six months ended 30 September 2020 from 5,312 million units during the six months ended 30 September 2019. The PPA with the state of Punjab in India compensates Vedanta Limited based on the availability of the plant. The 300 MW BALCO independent power plant (“IPP”) unit operated at a lower PLF of 68% during the six months ended 30 September 2020 compared to 72% during the six months ended 30 September 2019. Vedanta Limited has received an order dated 1 January 2019 from CSERC for the conversion of one of the two 300 MW power plants from an IPP to a captive power plant (“CPP”). The operations of Madras Aluminium Company Limited’s (“MALCO”) power plant has been suspended for care and maintenance since 26 May 2017 due to lower offtake from Telangana State Electricity Board.

•

The average power realisation price (excluding TSPL) for the six months ended 30 September 2019 and the six months ended 30 September 2020 was ₹3.57 per unit and ₹3.14 per unit, respectively. The average power realisation price for TSPL for the six months ended 30 September 2019 and the six months ended 30 September 2020 was ₹4.38 per unit and ₹3.10 per unit, respectively, based on the plant availability factor.

•

The average power generation cost (excluding TSPL) for the six months ended 30 September 2019 and the six months ended 30 September 2020 was ₹2.44 per unit and ₹2.16 per unit, respectively. The average power generation cost for TSPL for the six months ended 30 September 2019 and the six months ended 30 September 2020 was ₹3.35 per unit and ₹2.21 per unit, respectively, based on the plant availability factor.

Operating profit in the power segment decreased from ₹ 6,020 million during the six months ended September 30, 2019 to ₹ 5,804 million ($78.9 million) during the six months ended September 30, 2020, a decrease of ₹ 216 million or 3.6%. The decrease was primarily due to lower power sales and lower sales realisation.

Investment Revenue

Investment revenue increased from ₹ 14,570 million during the six months ended September 30, 2019 to ₹ 15,518 million ($211 million) during the six months ended September 30, 2020, an increase of ₹ 948 million, or 6.5%,. This was mainly due to increase in average investments and Mark to Market (MTM) movements.

Finance costs

Finance costs decreased from ₹ 29,524 million during the six months ended September 30, 2019 to ₹ 26,224 million ($357 million) during the six months ended September 30, 2020, a decrease of ₹ 3,300 million or 11.2%. This was primarily due to lower blended cost of borrowing and reduction in average borrowings.

Tax expense

Net tax expense was ₹27,205 million for the six months ended 30 September 2020, an increase of ₹36,876 million from ₹(9,671) million for the six months ended 30 September 2019. Net current tax expense was ₹8,854 million for the six months ended 30 September 2020, a decrease of ₹679 million from ₹9,533 million for the six months ended 30 September 2019. Net deferred tax expense was ₹18,351 million for the six months ended 30 September 2020 compared to a net deferred tax expense of ₹(19,204) million for the six months ended 30 September 2019. The effective tax rate was 48% for the six months ended 30 September 2020 compared to (36)% for the six months ended 30 September 2019.

Consequent to the declaration of dividend (including from accumulated profits) by the subsidiaries, the unabsorbed depreciation as per tax laws have been utilized by the Company leading to a deferred tax charge of ₹ 12,831 million in the half year ended September 30, 2020. Further, during the corresponding half year ended September 30, 2019, section 115BAA of the Income Tax Act was introduced and based on the expected timing of adoption of the same, the Group remeasured its deferred tax balances as at April 1, 2019 and recognised a deferred tax credit of ₹ 23,151 million in the half year ended September 30, 2019.

Non-controlling interest

Profit attributable to non-controlling interest increased from ₹ 11,562 million during the six months ended September 30, 2019 to ₹ 13,094 million ($178 million) during the six months ended September 30, 2020, a decrease of ₹ 1,532 million, or 13.3%. Non-controlling interest as a percentage of profit was at 44.6% for six months ended September 30, 2020.

Liquidity and Capital

As of September 30, 2020, we had cash and short-term investments and deposits (excluding restricted cash) totaling ₹ 354,323 million ($3,782 million), short term borrowings of ₹229,812 million ($3,125 million) and long-term borrowings of ₹ 390,803 million ($5,314 million). On a standalone basis, Vedanta Limited had cash and short-term investments totaling ₹ 18,926 million ($257 million) and borrowings of ₹ 321,438 million ($4,371 million). The cash flow summary of net cash provided or used for the period indicated:

	For the Six Months Ended September 30,
	2019	2020		2020
	(₹ in million)	(₹ in million)		(US Dollars in million)
Net cash provided by/ (used in):
Operating activities	₹ 105,385	₹	125,621	₹	1,708
Investing activities	₹ (8,776)	₹	(101,009)	₹	(1,374)
Financing activities	₹ (87,486)	₹	1,700	₹	23

Net Cash Provided by Operating Activities

Net cash from operating activities was ₹ 125,621 million ($1,708 million) during the six months ended September 30, 2020 as compared to net cash from operating activities of ₹ 105,385 million during the six months ended September 30, 2019. Net increase in cash flows from operating activities was mainly due to following reasons:

•

Net proceeds from investment in short term investments of ₹81,545 million ($1,109 million) in the six months ended September 30, 2020 compared to net proceeds from short term investments of ₹23,854 million in the six months ended September 30, 2019.

•

Cash used in operating assets and liabilities (working capital) in the six months ended September 30, 2020 was ₹37,249 million ($504 million) compared to cash generated of ₹ 15,394 million in the six months ended September 30, 2019.

•	Interest received of ₹ 16,039 million ($217 million) in the six months ended September 30, 2020 compared to ₹ 4,411 million in the six months ended September 30, 2019.

•	Income tax net payment of ₹ 10,494 million ($143 million) in the six months ended September 30, 2020 compared to income tax payment of ₹ 1,711 million in the six months ended September 30, 2019.

•	Interest paid of ₹ 29,855 million ($407 million) in the six months ended September 30, 2020 compared to ₹ 34,685 million in the six months ended September 2019.

Net Cash Used in Investing Activities

Net cash used in investing activities was ₹ 101,009 million ($1,374 million) during the six months ended September 30, 2020 as compared to net cash used in investing activities of ₹ 8,776 million during the six months ended September 30, 2019. Increase in net cash used in investing activities was due to:

•

Net cash invested in short term deposits of ₹ 32,528 million ($443 million) in the six months ended September 30, 2020 as compared to net cash inflow from short term deposits of ₹ 5,394 million during the six months ended September 30, 2019.

•

Increase in cash used in our expansion projects and in exploration to ₹29,021 million ($395 million) in the six months ended September 30, 2020 as compared to ₹40,789 million in the six months ended September 30, 2019.

•	Cash used in our acquisition of subsidiary ₹447 million ($6 million) in the six months ended September 30, 2020 as compared to ₹ 352 million in the six months ended September 30, 2019.

•

Increase in net restricted cash and cash equivalents by ₹ 9 million ($0 million) in the six months ended September 30, 2020 as compared to decrease of ₹ 96 million in the six months ended September 30, 2019.

•

Net cash outflow on account of loans to related parties by ₹ 39,373 million ($535 million) in the six months ended September 30, 2020 as compared outflow of ₹ 0 million in the six months ended September 30, 2019.

•

Net cash inflow from liquidation of structured investments by ₹ 0 million ($0 million) in the six months ended September 30, 2020 as compared to inflow of ₹ 26,420 million in the six months ended September 30, 2019.

Net Cash generated from/ (used in) Financing Activities

Net cash generated from financing activities was ₹ 1,700 million ($23 million) during the six months ended September 30, 2020 compared to net cash used in financing activities of ₹ 87,486 million in the six months ended September 30, 2019 primarily on account of :

•

Net cash proceeds from long term and short term debts (other than working capital, acceptances and related party debt) of ₹ 105,438 million ($1,434 million) in the six months ended September 30, 2020 as compared to net cash repayment of ₹ 42,000 million in the six months ended September 30, 2019.

•

Net cash used on account of repayment of working capital loan and acceptances of ₹ 77,622 million ($1,055 million) in the six months ended September 30, 2020 as compared to net cash used for repayment of ₹ 45,137 million in the six months ended September 30, 2019.

•

Payment of dividend to non-controlling interest of ₹ 24,456 million ($333 million) in the six months ended September 30, 2020 as compared to no payment of dividend to non-controlling interests in the six months ended September 30, 2019.

•	Payment of lease liabilities of ₹ 1,660 million ($23 million) in the six months ended September 30, 2020 as compared to payment of ₹ 277 million in the six months ended September 30, 2019.

•	No share purchase by subsidiary in the six months ended September 30, 2020 as compared to share purchase by subsidiary of ₹ 72 million in the six months ended September 30, 2019.

Off-Balance Sheet Arrangements

See “Note 14 of Notes to the consolidated financial statements”

Legal Proceedings

Forest development tax levied by the Government of Karnataka

In October 2008, we filed a writ petition in the High Court of Karnataka against the Government of Karnataka and others, challenging the imposition of a forest development tax at a rate of 8.0% (a subsequent demand was made for the payment of tax at the rate of 12.0%) on the value of iron ore sold by us from the mining leases in the forest area, pursuant to the notification by the Government of Karnataka and the memorandum/common order issued by the Deputy Conservator of Forests. In August 2009, the High Court of Karnataka permitted the Government of Karnataka to levy the forest development tax and ordered that the demand be restricted to 50.0% of the forest development tax as an interim arrangement pending disposal of the writ petition.

We filed an application before the High Court of Karnataka, seeking modification of the order in August 2009. However, the application was not taken up for hearing. Subsequently, we filed a special leave petition before the Supreme Court of India against the High Court’s order. In November 2009, the Supreme Court of India ordered the High Court of Karnataka to dispose the application for modification of the order given in August 2009 and ordered us to furnish a bank guarantee towards payment of the forest development tax. In April 2010, we were ordered by the High Court of Karnataka to pay 25.0% of the demand in cash and furnish a bank guarantee for the remaining 25.0%. On January 03, 2016, the High Court of Karnataka passed its final order quashing the forest development tax notification, holding that the rate of forest development tax levied to be 8% and directing a refund of the amounts collected from mining lessees other than state government owned companies. The state government of Karnataka appealed against the order before the Supreme Court of India, and another mining lessee also filed a counter appeal in the matter. The matter is pending before the Supreme Court and in the interim, the Supreme Court has stayed the refund of the forest development tax amount as ordered by the High Court.

Meanwhile, the Government of Karnataka amended the Karnataka Forest Act, 1963 vide the Karnataka Forest Development (Amendment) Act, 2016 (‘Amendment Act’) to validate the earlier law, making certain amendments with retroactive effect. The Amendment Act also changed the nomenclature of “Forest Development Tax” (‘FDT’) to “Forest Development fee” (‘FDF’) with retroactive effect, since the court had previously declared that FDT was a tax and not a fee, as claimed by Government of Karnataka. We challenged the validity of the Amendment Act by way of a writ petition before the Karnataka High Court. The High Court of Karnataka, on October 04, 2017, struck down the Amendment Act directing refund of the amounts collected. On March 13, 2017, the Supreme Court, in the appeal filed by state of Karnataka against the order of the High Court, has stayed the refund of the amount collected as FDF. On March 21, 2018, the Supreme Court directed that appeals against both the FDT and FDF matters will be heard together. The matter will be listed for hearing in due course.

Proceedings related to the Imposition of Entry Tax

The Company and other group companies challenged the constitutional validity of the local statutes in the states of Chhattisgarh, Odisha and Rajasthan levying entry tax on the entry of goods brought into the states from outside and other notifications, as being in violation of certain provisions of the Indian Constitution. Post some contradictory orders of High Courts across India adjudicating on similar challenges, the Supreme Court referred the matters to a nine judge bench. The Supreme Court in its order rejected the compensatory nature of tax as a ground for challenge and left all other issues open for adjudication by regular benches hearing the matter.

Following the order of the nine-judge bench, the regular bench of the Supreme Court proceeded with hearing the matters. The regular bench remanded the entry tax matters relating to the issue of discrimination against domestic goods from other States to the respective High Courts for final determination but retained the issue of jurisdiction on levy on imported goods, for determination by regular bench of the Supreme Court. Following the order of the Supreme Court, we filed a writ petition in the High Court of Rajasthan and Odisha. Hindustan Zinc Limited and BALCO have also filed writ petitions in the High Court of Rajasthan and High Court of Chhattisgarh respectively.

On October 9, 2017, the Supreme Court held that States have the jurisdiction to levy entry tax on imported goods. With this Supreme Court judgement, imported goods will rank pari passu with domestic goods for the purpose of levy of entry tax. The Company and its subsidiaries have amended their writ petitions in Orissa and Chattisgarh to include imported goods as well. With respect to Rajasthan, the State Government has filed a reply to petition in the Rajasthan High Court, whereby it has indicated that it does not intend to levy the entry tax on imported goods. The issue of discrimination has been remanded back to the High Courts for final adjudication.

In a related matter, the issue pertaining to levy of entry tax on movement of goods into a Special Economic Zone (SEZ) remains pending before the High Court of Odisha. Meanwhile, the Government of Odisha further through its SEZ Policy 2015 and the operational guidelines for administration of this policy dated August 22, 2016, exempted entry tax levy on SEZ operations.

Shenzhen Shandong Nuclear Power Construction Co. Limited has commenced arbitration proceedings against us

On February 19, 2012, Shenzhen Shandong Nuclear Power Construction Co. Limited (“SSNP”) filed a petition before the Bombay High Court under Section 9 of the Arbitration and Conciliation Act, 1996, alleging non-payment of their dues towards construction of a 210 MW co-generation power plant for a refinery expansion project at Lanjigarh, and filed a claim of Rs. 16,686 million ($ 257 million). This was subsequent to SSNP’s notice for termination of the contract dated February 25, 2011 and legal notice dated February 23, 2012 for recovery of its alleged dues. SSNP also made a request for interim relief. Under the petition, SSNP sought for a restraining order on encashment of the advance bank guarantee, injunction from disposing or creating third party right over plant and machinery at the project site and security for the amount due under the contract. On April 25, 2012, the High Court of Bombay dismissed SSNP’s petition. SSNP appealed against this order and the High Court of Bombay by its order of December 12, 2012 ordered us to deposit a bank guarantee for an amount of Rs. 1,870 million ($ 29 million) until completion of the arbitration proceedings.

On April 09, 2013, we also filed a counterclaim for delays in operations caused for which we argued that SSNP was responsible. Subsequently SSNP filed an application for an interim award of Rs. 2,020 million ($ 31 million) before the arbitral tribunal, which was not allowed.

The arbitration award has been pronounced, wherein the Tribunal has awarded an aggregate amount of Rs.2,207 million ($34 million) to SSNP along with interest at the rate of 9% from the date of filing of claim before Arbitral Tribunal. We challenged the award before the High Court of Delhi under Section 34 of Arbitration Act which was dismissed by the court post which we filed an appeal under Section 37 of the Act. The court granted us a stay subject to the deposit of the award amount. The High Court of Delhi on August 30, 2018, dismissed our appeal under Section 37 of Act and vacated all interim orders passed by the court. Challenging the order of the High Court of Delhi, we filed a Special Leave Petition before the Supreme Court in which the court has partially granted us relief on the interest component. In the meantime, SSNP filed an execution application before the High Court alleging appropriation of money, which was deposited with the court, against which we filed an appeal to get a stay of execution. We subsequently filed a reply to the Execution Petition filed by SSNP in the High Court of Delhi for handing over the drawings, documents and the Bank Guarantee by SSNP. Through an order in August 08, 2019, the registry was directed to release a sum of Rs. 347 million to SSNP out of the deposit of Rs. 920 million. The said amount of Rs. 347 million has been released in November 2019 and we have subsequently also filed a petition to recover the surplus deposit amount lying with the Registry, which would be heard in due course. In the meantime, SSNP also approached us for a settlement which was rejected, stating that the same shall not be accepted unless the settlement offer is made by SSNP in writing.

On January 06, 2020, the High Court of Delhi recorded our submissions on refund of excess security deposited with the Registry and on the issue of release of drawings and documents as sought by us. In the meantime, SSNP filed an Execution First Appeal in the same enforcement petition before the High Court of Delhi. The Execution First Appeal is listed to be heard on December 17, 2020. The aggregate award amount now stands revised at Rs. 2,943.6 million ($39 million) as of March 31, 2020.

TSPL: Dispute related to Coal GCV measurement and coal washing

Upon PSPCL’s refusal to pay energy charges to TSPL as per the provisions of a PPA between PSPCL and TSPL dated September 1, 2008. TSPL filed a petition on May 22, 2014, in PSERC against PSPCL claiming charges for washing, unloading, surface transportation, transit loss, finance charges, Gross Calorific Value (GCV) loss related to the procurement of coal. PSPCL’s contention was that fuel charges should only include charges billed by the fuel supply company namely Mahanadi Coalfields Limited, whereas TSPL contended that all costs of fuel procurement are to be considered by PSPCL under the PPA, since the obligation to supply fuel for the project is that of PSPCL under Case II Scenario IV bidding procedure of Ministry of Power. PSPCL’s obligation of signing fuel supply agreements with Mahanadi Coalfields Limited and to supply fuel for project was later upheld by APTEL in another case between TSPL and PSPCL and that judgement is subsisting since its operation has not been disturbed in PSPCL’s appeal to Supreme Court of India.

PSERC issued the final order on November 23, 2015 denying all the claims made by TSPL. TSPL filed an appeal before APTEL challenging the order of PSERC. On July 03, 2017, APTEL partially allowed the appeal awarding unloading and shunting charges to TSPL although it ruled against TSPL on other claims. TSPL filed an appeal before Supreme Court. On March 07, 2018 Supreme Court allowed TSPL’s appeal partially and dismissed cross appeals filed by PSPCL thereby allowing costs of coal washing, road transportation, unloading and shunting in energy charges payable by PSPCL. The claim amount involved is Rs. 9650 million ($133 million). PSPCL has only paid Rs. 160 million to TSPL on account of washing charges. TSPL also filed a contempt petition against PSPCL before the Supreme Court for enforcement of the Supreme Court order dated March 07, 2018. The Supreme Court vide its order dated August 07, 2019, directed PSPCL to repay the amounts deducted from energy charge by taking notional figures related GCV and Cost of Coal within eight weeks. PSPCL has paid approximately Rs.10,000 million on this account.

However, PSPCL did not pay the complete amount due and withheld a portion of the amount. On November 13, 2019, TSPL filed a second contempt petition for the recovery of the remaining amounts. The next date of hearing of second contempt petition along with miscellaneous applications filed by PSPCL is yet to be notified.

Proceedings against us challenging environmental consents received for our expansion project of pig iron, metallurgical coke, sinter plants and power plant in Goa

On March 06, 2012, the High Court of Bombay dismissed a public interest litigation filed by Mr. Ramachandra Vaman Naik and others for quashing an approval issued by the MoEF and the Goa State Pollution Control Board (“GSPCB”) for the expansion project of a pig iron plant, sinter plant, metallurgical coke plant and power plant in Goa. On July 26, 2012, Mr. Naik challenged this order by filing a special leave petition before the Supreme Court for an interim stay of the order and for a stay on the construction and operation of the plants in Goa. No stay has been granted in these matters and all respondents have filed their counter–affidavits. The Supreme Court, on November 07, 2016, transferred the matter to the National Green Tribunal, New Delhi for a de novo hearing and disposal. The Supreme Court also set aside the order passed by the High Court without expressing any opinion on the merits of the case. The National Green Tribunal, New Delhi on December 04, 2017 disposed the matter with directions to the MoEF to examine, if any, additional conditions are to be added to the environmental clearance and to pass orders expeditiously. The MoEF has now completed its site inspection and passed an order on January 07, 2020 imposing certain additional conditions in the environmental clearance.

Separately, an application was filed by the village panchayat head of Navelim, Goa before the National Green Tribunal against the GSPCB, MoEF, State of Goa, others and us alleging that (i) GSPCB had issued its approval in a piecemeal manner to us, even though the environmental clearance order issued by the MoEF and the approval are for all four plants thereby violating the MoEF order, (ii) the no-objection certificate issued in relation to this project in 2007 was forged and fabricated, and (iii) the CN5 bridge at Maina-Navelim junction falls outside the notified industrial area, and crosses a public road belonging to the village panchayat. The application sought cancellation of the approval and the order of the MoEF. On March 01, 2013, the National Green Tribunal gave directions to issue notices to all the parties. We responded on April 11, 2013, denying all contentions and submissions made by the village head and requested that the application be dismissed. Pleadings in the matter have been completed. Subsequently on February 10, 2014, the matter was transferred from the Principal Bench of the National Green Tribunal at New Delhi to the Western Bench of the National Green Tribunal at Pune, where the matter is yet to be listed. This matter is kept at abeyance till the pendency of adjudication the Amona Expansion NGT matter before NGT Principal Bench at Delhi. The matter before NGT was last listed on October 06, 2017.

Legal proceedings related to mining operations in the State of Goa

Pursuant to findings in the Justice M.B. Shah Commission Report dated March 15, 2012 on the allegations of illegal mining in the State of Goa, the state government banned iron ore mining operations in Goa on September 10, 2012 and the Ministry of Environment and Forest (“MoEF”) suspended environmental clearances of all mining leases within the State of Goa. A writ petition was filed before the Supreme Court of India to initiate action based on the Justice M.B. Shah Commission Report and an interim order was passed by the Supreme Court of India on October 05, 2012 suspending mining operations within Goa.

The Supreme Court of India passed an interim order on November 11, 2013 directing that the Directorate of Mines and Geology verify the inventory of the excavated mineral ores and the Monitoring Committee be constituted to sell the materials through an e-auction and proceeds from the auction to be deposited with the state government. The auction of inventorized ore is yet to be completed.

On April 21, 2014, the Supreme Court passed judgment in the matter lifting the ban with certain stipulations, including directions on mining by the lessees after November 22, 2007 as being illegal, and dumping outside the leased area as being impermissible. The Supreme Court also ordered that an interim buffer zone be fixed at one kilometer from the boundaries of National Parks and Sanctuaries, set an ad-hoc cap on annual excavation at 20 million tons other than from dumps until such time as the final report of Expert Committee is submitted, and also ordered the appropriation of the sale value of e-auctioned inventorized ores by the state government as per stipulated conditions, and the payment of 10% of the sale proceeds to the Goan Iron Ore Permanent Fund. The Supreme Court has held that all mining leases in the State of Goa, including those of the Company, had expired in 2007 and consequently, no mining operations can be carried out until renewal/execution of mining lease deeds by the state government. The petition filed by us in May 2014 for the review of the aforesaid judgment in the Supreme Court of India on certain limited issues was subsequently withdrawn by us in September 2014.

On August 13, 2014, the High Court of Bombay, Goa Bench passed a common order directing the State of Goa to renew the mining leases for which stamp duty was collected in accordance with the Goa Mineral Policy (2013) and to decide the other applications for which no stamp duty was collected within three months thereof.

In January 2015, the government of Goa revoked the order suspending mining operations in the State of Goa and MOEF has revoked suspension of environmental clearances in March 2015. Subsequently, the lease deeds for all working leases were executed and registered as of August 2015. We obtained the consent to operate under the Air (Prevention of Pollution) Act and Water (Prevention of Pollution) Act from the Goa State Pollution Control Board and mining plan approval from the Indian Bureau of Mines for these leases, and the Company resumed operations of its mines on August 10, 2015.

On September 10, 2014, the Goa Foundation challenged the High Court order directing the renewal of mining by way of a Special Leave Petition (SLP) before the Supreme Court of India, challenging the judgment of the High Court dated August 13, 2014 directing renewal of mining leases. No stay has yet been granted by the Supreme Court. Another set of SLPs on an identical issue were filed by a local activist. Two writ petitions have also been filed before Supreme Court by Goa Foundation and Sudip Tamankar in September 2015 for setting aside the second renewal of iron ore mining leases in Goa made under Section 8 (3) of MMDR Act and challenging the revocation of suspension on mining in State of Goa. The Supreme Court passed its final order in the matter on February 07, 2018 wherein it set aside the second renewal of the mining leases granted by the State of Goa. The Supreme Court directed all lease holders operating under a second renewal to stop all mining operations with effect from March 16, 2018 until fresh mining leases (not fresh renewals or other renewals) and fresh environmental clearances are granted under the Mines and Minerals (Development and Regulation) (MMDR) Act. The government of Goa filed a review petition against the said judgment dated February 07, 2018.

Subsequent to the aforesaid judgement, we filed a representation before the State Government of Goa seeking an extension on the validity of leases in consonance with provisions of MMDR Amendment Act which provided that all leases granted prior to the commencement of the Amendment Act were deemed to be granted for a tenure of 50 years. The government of Goa did not consider the representation citing the Supreme Court’s judgment in place in respect of the issue. We challenged the government of Goa’s stance before the High Court of Bombay at Goa by way of a writ petition which was also rejected on the same basis as per the earlier Supreme Court of India’s judgment. We thereafter challenged the order of the High Court of Bombay through a special leave petition and separately, also filed a review petition before the Supreme Court of India. The Supreme Court of India has allowed our review petition to be tagged with the government of Goa’s review petition. Our review petition and the special leave petition will be heard next on December 14, 2020.

Separately, the Expert Committee has filed their reports on dump handling and ceiling on annual extractions before the Supreme Court recommending the immediate enhancement of the annual extraction ceiling to 30 million MT, and subsequently to 37 million MT after the development of infrastructure. We have filed an application before the Supreme Court of India, requesting clarification on whether any contributions to the Goa Permanent Iron Ore Fund should be made as per the Supreme Court’s orders, as the central government has introduced a provision to set up social fund known as District Mineral Foundation in states for similar objectives. This application has been withdrawn in view of judgment dated February 07, 2018.The Expert Committee Report is yet to be accepted and the matter is pending before the Supreme Court.

Proceedings related to the existing copper smelting operations and the proposed expansion project at the Tuticorin plant

The consent to operate for our existing 400,000 TPA copper smelter plant at Tuticorin was due to expire on March 31, 2018. We filed an application dated January 31, 2018, before the TNPCB for renewal of consent to operate, as per procedure established by law. The TNPCB rejected the said renewal application by its order dated April 09, 2018 (Rejection Order). The Company has filed an appeal before the TNPCB Appellate Authority challenging the Rejection Order which the Company withdrew after the NGT Order dated December 15, 2018 on account of redundancy of proceedings before this (TNPCB Appellate Authority) forum.

During the pendency of the appeal, TNPCB through its order dated May 23, 2018, ordered the disconnection of electricity supply and closure of the existing copper smelter plant with immediate effect. TNPCB passed the said closure order without any prior notice to us, which was due to be served as per the requirements under Section 21(4) of the Air (Prevention and Control of Pollution) Act, 1981 and Rule 34 of the Water (Prevention and Control of Pollution) Rules 1975. Thereafter, the Government of Tamil Nadu, proclaiming and endorsing TNPCB’s Rejection Order, issued orders dated May 28, 2018, with a direction to seal the existing copper smelter plant unit permanently (‘TN Government Order’), without providing any prior notice to us. The Company filed an appeal before National Green Tribunal, Principal Bench at New Delhi challenging the closure order passed by TNPCB as well as the TN Government Order for sealing of the existing plant wherein the appeal was allowed vide NGT’s judgement dated December 15, 2018. The NGT judgment was challenged before the Madurai Bench of the High Court of Madras (by a writ petition filed by an intervenor, Fathima Babu), which ordered to maintain status quo regarding the closure of the plant at Tuticorin until the State decided on filing of the appeal. The Company challenged the order of the High Court before the Supreme Court. Meanwhile, the State also approached the Supreme Court against the final orders of the NGT ordering the reopening of the plant at Tuticorin.

The Supreme Court on February 18, 2019 set aside the NGT judgment dated December 15, 2018 on the grounds of maintainability, allowing Vedanta Limited the liberty to approach the High Court of Madras to challenge all the orders collectively, stating that no plea of alternative remedy shall be allowed.

Basis the said order, Vedanta Limited has filed a writ petition before the Principal Bench of the High Court of Madras and has additionally filed an application seeking interim relief for care and maintenance of the plant. The High Court of Madras did not grant any interim relief but proceeded to hear the matter on a regular basis as a specially ordered case. The petition was heard by the High Court from June 2019 to January 2020. On August 18, 2020, the Division Bench of the High Court dismissed all the writ petitions filed by the Company. Vedanta Limited had filed SLP in Supreme Court challenging the impugned orders of the division Bench of the Madras High Court that had upheld the closure orders passed by the TNPCB and the State of TN in respect of the Copper Smelter Unit in Tuticorin. The SLP was admitted on August 31, 2020 wherein the court had directed the parties to file their counters and rejoinders if any. Subsequent to the same, the counter affidavits and the rejoinders were filed by the parties and the matter was listed on November 16, 2020 wherein Vedanta Limited had informed the court for a need to look at a workable approach and an option to resume the plant operations (at least on a trial basis so that allegations of pollution could be checked). Pursuant to the same an IA was filed by Vedanta. The Matter was then listed on December 02, 2020 before Supreme Court wherein after having heard both the sides concluded that at this stage the interim relief in terms of trial run could not be allowed. Further, considering the voluminous nature of documents and pleadings, the matter shall be finally heard on merits. The case will be listed once physical hearing resumes in Supreme court.

Separately, our environmental clearance for the proposed copper smelter plant 2 (expansion project) expired on December 31, 2018. Our application for renewal of such environmental clearance was rejected by the MoEF. Thereafter, we made a fresh application dated March 12, 2018, before the Expert Appraisal Committee of the MoEF wherein a sub- committee was directed to visit the expansion project site prior to prescribing the terms of reference.

In the meantime, the Madurai Bench of the High Court of Madras in a public interest litigation filed against us by the MoEF and State Industries Promotion Corporation of Tamil Nadu (“SIPCOT”) held through its order dated May 23, 2018, that the application for renewal of the environmental clearance for the expansion project shall be processed after a mandatory public hearing. In the interim, the High Court ordered us to cease construction and all other activities on site for the proposed expansion project with immediate effect. Separately, SIPCOT through its letter dated May 29, 2018, cancelled 342.22 acres of the land allotted to us for the proposed expansion project. Further, the TNPCB issued orders on June 07, 2018, directing the withdrawal of the consent to establish for the expansion project, which was initially valid until December 31, 2022. We filed a writ petition in Madurai Bench of Madras High Court challenging the withdrawal of land allotment for expansion project by SIPCOT wherein the HC on October 03, 2018 passed an order granting an interim stay on the withdrawal of land allotment. The MoEF has updated on its website that Vedanta Limited’s environmental clearance for expansion project will be considered for ToR upon filing of a Report from the State Government/ District Collector, Thoothukudi. The Company has also filed Appeals before the TNPCB (Tamil Nadu Pollution Control Board) Appellate Authority challenging withdrawal of CTE by the TNPCB (Tamil Nadu Pollution Control Board) which is next listed on December 16, 2020.

Proceedings relating to the challenge against the consent to operate and environmental clearance for ESL.

Post-acquisition, ESL’s consent to operate the greenfield integrated steel plant at Bokaro was not renewed by the JSPCB following its expiry in December 2017. A writ petition was filed by ESL before the Jharkhand High Court against the orders issued by the JSPCB of rejecting ESL’s application for the renewal of its consent to operate.

The MoEF issued an order on September 20, 2018 revoking the environment clearance of ESL, which was also challenged before the Jharkhand High Court in a separate writ petition. The Jharkhand High Court granted a stay against MoEF and JSPCB orders and allowed the plant operations to continue, while allowing ESL to apply for statutory clearance without prejudice to its rights and contentions.

Pursuant to this order ESL has applied for a forest diversion proposal on October 04, 2018 without prejudice to its rights. Based on the consent of all parties, the plant continued operations under HC orders. On September 16, 2020, the Jharkhand High Court passed an order that the plant operations were to continue only until September 23, 2020 (the “September 2020 Jharkhand High Court Order”). ESL filed a special leave petition before the Supreme Court of India and in an urgent hearing on September 22, 2020, the Supreme Court of India granted ESL a stay of the September 2020 Jharkhand High Court Order and granted ESL permission to continue operating the plant until further orders from the Supreme Court of India. A Jharkhand High Court petition has also been filed by ESL challenging some alleged violations by ESL on the terms of reference.

Meanwhile, MoEF vide its letter dated December 17, 2019 granted an ex-post facto in-principle approval for diversion of forest land under Forest Conservation Act, 1980 with certain penal conditions for compliance. With regards to the ESL application made for environmental clearance, Terms of Reference has been granted by the MOEF on August 25, 2020 and work is ongoing.

Writ petition filed in the Delhi High Court by Cairn India Limited (now Vedanta Limited – oil and gas business) relating to extension of tenure of the Production Sharing Contract for the Rajasthan block

Cairn India Limited (now Vedanta Limited – oil and gas business) filed a writ petition before the High Court of Delhi against the Ministry of Petroleum and Natural Gas (“MoPNG”), the Directorate General of Hydrocarbons (“DGH”) and Oil and Natural Gas Corporation Limited (“ONGC”) regarding the extension of the tenure for the Production Sharing Contract (“PSC”) for the RJ-ON-90/1 Block (“RJ Block”).

The RJ Block PSC is valid until May 14, 2020. Consistent with the terms of the PSC, given that the RJ Block is also producing natural gas, Cairn India Limited (now Vedanta Limited – oil and gas business) has been requesting an extension of the tenure of the RJ Block PSC for a period of up to 10 years, i.e., until May 14, 2030. ONGC, Cairn’s joint venture partner in the RJ Block, is technically aligned on the recoverable resources potential of the RJ Block beyond the PSC period, until the proposed extension period up to 2030. Cairn India Limited (now Vedanta Limited – oil and gas business) has been making regular requests to the MoPNG for extension of the tenure of the RJ Block PSC since the past few years. However, apart from seeking further technical and financial details, the MoPNG has not yet made a final decision in the matter.

With regards to the MoPNG’s delay, a writ petition was filed by Cairn India Limited (now Vedanta Limited – oil and gas business) on December 11, 2015, seeking relief from the High Court of Delhi. The High Court of Delhi on May 31, 2018 allowed the writ petition, directing GoI to extend the PSC for the RJ Block for a period of ten years beyond the current contract term in accordance with Article 2.1 of the PSC on the same terms and conditions. GOI filed an appeal against the said order before the division bench of the High Court of Delhi. The Division Bench, on July 03, 2018, passed a consent order saying that the RJ PSC be extended in accordance with the new Extension Policy (which stipulates a 10% increase of GOI’s share of Profit Petroleum and changes the seat of arbitration and governing law to New Delhi and Indian law respectively) within 2 months and that any clarification in this regard must be sought by GOI within 3 weeks from the date of the order. In light of this, the Division Bench, on May 31, 2018, stayed the order passed by the Single judge. DGH, MoPNG, vide a letter sent on October 26, 2018 communicated the conditional extension of the RJ PSC. The applicability of the policy remains sub-judice.

Due to the extenuating circumstances surrounding the COVID-19 pandemic and pending the execution of the Rajasthan Block PSC addendum for extension of the tenure of the Rajasthan Block upon compliance with all stipulated conditions therein, the GOI has permitted the Company to continue its operations in the Rajasthan Block with effect from May 15, 2020 until the execution of the Rajasthan Block PSC addendum or for a period up to January 31, 2021, whichever is earlier..

The applicability of the Pre-NELP Extension Policy, however, remains sub judice before the High Court of Delhi. The matter was heard on several hearings and it was directed that no additional profit petroleum would be payable until January 14, 2021, which is the next scheduled date of hearing.

The Amalgamation and Re-organization Scheme has been challenged by the Indian tax authorities and others

Subsequent to the effectiveness of the Amalgamation and Re-organization Scheme, special leave petitions challenging the orders of the High Court of Bombay at Goa were filed before the Supreme Court of India by the Commissioner of Income Tax, Goa and the Ministry of Corporate Affairs in July 2013 and in April 2014, respectively which have now been admitted and are pending for hearing. Further, a creditor and a shareholder have challenged the Amalgamation and Re-organization Scheme in the High Court of Madras in September 2013. Further, the Ministry of Mines, GoI challenged the Amalgamation and Reorganization Scheme before the High Court of Madras and the High Court of Bombay, Goa Bench, respectively. The said challenge before the High Court of Bombay, Goa bench now stands dismissed.

Ravva Joint Venture arbitration proceedings:

ONGC Carry

Cairn India Limited (now Vedanta Limited – oil and gas business) along with other joint operation partners (the “Contractor Parties”) is involved in a dispute against GoI relating to the recovery of contractual costs in terms of calculation of payments that the Contractor Parties were required to make in connection with the Ravva field.

The Ravva Production Sharing Contract (PSC) obliges the contractor parties to pay a proportionate share of ONGC’s exploration, development, production and contract costs in consideration for ONGC’s payment of costs related to the construction and other activities it conducted in Ravva prior to the effective date of the Ravva PSC (the ONGC Carry). The question as to how the ONGC Carry is to be recovered and calculated, along with other issues, was submitted to an International Arbitration Tribunal in August 2002 which rendered a decision on the ONGC Carry in favour of the contractor parties (including Vedanta) whereas four other issues were decided in favour of Government of India (GOI) in October 2004 (Partial Award). The GOI then proceeded to challenge the ONGC Carry decision before the Malaysian courts, as Kuala Lumpur was the seat of the arbitration. The Federal Court of Malaysia upheld the Partial Award. As the Partial Award did not quantify the sums, therefore, contractor parties approached the same Arbitral Tribunal to pass a Final Award in the subject matter since it had retained the jurisdiction to do so. The Arbitral Tribunal was reconstituted, and the Final Award was passed in October 2016 in Vedanta Limited’s favour. GOI’s challenge of the Final Award has been dismissed by the Malaysian High Court, the next appellate court in Malaysia i.e. Malaysian Court of Appeal and final appellate court i.e. the Federal Court of Malaysia. Further, Vedanta Limited also filed for the enforcement of the Partial Award and Final Award with Delhi High Court. The matter is listed for hearing on January 12, 2021.

Ravva Base Development Cost

Ravva joint venture had received a claim from the Ministry of Petroleum and Natural Gas, Government of India (GOI) for the period from 2000-2005 for Rs. 9,358 million ($ 129 million) for an alleged underpayment of profit petroleum (by recovering higher Base Development Costs (“BDC”) against the cap imposed in the PSC) to the Indian Government, out of which, Cairn India’s share will be Rs. 2,104 million ($ 29 million) plus interest. Joint venture partners initiated the arbitration proceedings and Arbitration Tribunal published the Award allowing Claimants (incl. Cairn India) to recover the development costs spent to the tune of Rs. 20,166 million ($ 278 million) and disallowed over run of Rs. 1,618 million ($ 22 million) spent in respect of BDC along with 50% legal costs.

High Court of Kuala Lumpur as well as Court of Appeal dismissed Government of India’s (GOI) application of setting aside the part of the Award. GOI challenge to the same before the Federal Court, Kuala Lumpur was also dismissed by the Federal Court on May 17, 2016. Cairn has filed an application for enforcement of award before Delhi High Court. Additionally, a suit was filed by the GOI challenging the cost proceedings in respect of the BDC award before the Single Bench in the Delhi High Court. The Single Bench of the Delhi High Court restrained the arbitral tribunal from proceeding on quantification of arbitration costs and accordingly ruled in favour of the GOI. On appeal, the Division Bench of the Delhi High Court on February 19, 2020, set aside the order of the Single Bench. The GOI subsequently challenged the order of the Division Bench of the Delhi High Court by way of special leave petition in the Supreme Court of India. On September 16, 2020, the Supreme Court of India pronounced the order in favour of the Contractor Parties, rejecting all objections of the GOI and has allowed enforcement of the BDC Award.

While the enforcement petitions were still pending in the High Court of Delhi, GoI issued a notice, dated October 22, 2018, directing the oil marketing companies (OMCs) (who are the offtakers for Ravva) to divert the sale proceeds to GoI’s account towards recovery of alleged short payment of profit petroleum by the JV with interest (Vedanta Limited’s share being $93 million on account of both ONGC Carry and BDC matters). Vedanta Limited has challenged the said recovery notice before the High Court of Delhi wherein the court as an interim measure directed that the OMCs deposit the sale proceeds in the Court and has granted liberty to Vedanta Limited to seek withdrawal of the amounts from the Court upon furnishing a Bank Guarantee of commensurate value. The protem arrangement as ordered by the Court would continue until further court orders.

On February 19, 2020, the GOI filed an interim application seeking deposit by the said OMCs of an amount of approximately $86 million (Vedanta’s share of approximately $56 million towards interest on the alleged short payment of profit petroleum by the petitioners i.e. Vedanta Limited (and other Ravva Joint Operating Partner). In its order dated May 28, 2020, read with order dated June 04, 2020, the Delhi High Court directed that all future sale proceeds in respect of the Ravva PSC, with effect from June 05, 2020, are to be paid directly to Vedanta Limited by the OMCs. The interim application filed by GOI and the ONGC Carry matter has been listed for hearing which is scheduled for January 12, 2021.

Erstwhile Cairn India Limited: Income tax

In March 2014, Cairn India Limited (referred to as Cairn India) received a show cause notice from the Indian Tax Authorities (‘Tax Authorities’) for not deducting withholding tax on the payments made to Cairn UK Holdings Limited (CUHL), for acquiring shares of Cairn India Holdings Limited (CIHL), as part of their internal reorganisation. The Tax Authorities have stated in the notice that a short-term capital gain has accrued to CUHL on transfer of the shares of CIHL to Cairn India, in the financial year 2006–2007, on which tax should have been withheld by Cairn India. Pursuant to this various reply were filed with the Tax Authorities. Cairn India also filed a writ petition before the Delhi High Court wherein it has raised several points for assailing the aforementioned Income Tax Authority’s order. After several hearings, the Income Tax Authority, in March 2015, issued an order holding Cairn India as ‘assessee in default’ and raised a demand totaling Rs. 204,947 million ($ 2,825 million) (including interest of Rs. 102,473 million ($ 1,412 million)). Cairn India had filed an appeal before the First Appellate Authority, Commissioner of Income Tax (Appeals) which vide order dated July 03, 2017 confirmed the tax demand against Cairn India. Cairn India has challenged the Commissioner of Income Tax’s (Appeals) order before the Income Tax Appellate Tribunal (ITAT).

Vedanta Limited also filed a writ petition before the Delhi High Court wherein it has raised several points for assailing the aforementioned Income Tax Authority’s order. The next date of hearing is February 3, 2021.

Separately CUHL, on whom the primary liability of tax lies, has received an Order from the ITAT holding that the transaction is taxable in view of the clarification made in the Act but also acknowledged that being a retrospective transaction, interest would not be levied. Hence affirming a demand of Rs. 102,474 million ($ 1,413 million) excluding the interest portion that had previously been claimed. The tax department has appealed this order before the Delhi High Court.

As a result of the above order from ITAT, the Group considers the risk in respect of the interest portion of claim to be remote. Further, as per the recent recovery notice dated October 12, 2018 received from the Tax Recovery Officer (TRO) appointed for CUHL, tax demand of CUHL of approx. Rs. 49,960 million ($ 689 million) along with interest is outstanding. Further, in the said notice, tax department has also instructed to remit the preference shares redemption amount including dividend payable thereon to the TRO. Amount aggregating to Rs. 6,070 million ($ 84 million) has been paid to the TRO on October 26, 2018 thus reducing the liability to Rs. 43,890 million ($ 605 million). Vedanta Limited has also paid interim dividend of Rs. 40 million ($0.53 million) for Fiscal Year 2019 and Rs. 10 million ($0.13 million) for Fiscal Year 2020 to the TRO. Accordingly, the Group has revised the contingent liability to Rs. 43,840 million ($586 million) as of 31 March 2020.

Separately, but in connection with this litigation, Vedanta Resources Limited (erstwhile Vedanta Resources Plc) has filed a Notice of Claim against the Government of India (‘GOI’) under the UK India Bilateral Investment Treaty (the BIT). The International Arbitration Tribunal recently passed a favourable order on jurisdiction and transparency and hearing on merits have been completed in May 2019 and order will be passed in due course. The Government of India has challenged the jurisdiction and Transparency orders of Arbitration Tribunal before the High Court of Singapore where the Court heard the matter on 24 February 2020 and passed an order in favour of Vedanta Limited on the same day. The GOI has appealed the decision and the matter is pending before the Singapore Supreme Court. In respect of the matter relating to jurisdiction, the High Court of Singapore held that it will take up the jurisdiction issue after receiving the International Arbitration Tribunal’s award on merits.

Further, Vedanta has sought independent advice on this issue and has been advised that there could be no liability on Vedanta for the failure to withhold the taxes in the year 2006-07 based on provisions of law prevailing at the time of transaction as the aforesaid retrospective amendment has cast an impossible obligation on Vedanta Limited to deduct tax by having to predict and anticipate that the retrospective amendment will be made by the legislature on a future date. Vedanta Limited has approached the Delhi High Court against the said order and filed an appeal before the Commissioner of Income Tax (Appeals). The Commissioner of Income Tax (Appeals) has confirmed the tax demand and interest against Vedanta Limited. The order has been challenged before Income Tax Appellate Tribunal, Delhi and the matter is yet to be listed for hearing in due course before the Delhi High Court.

Proceedings relating to the cost pass through of the installation and operating costs of flue gas desulphurization units.

The MoEF & CC issued the Environment (Protection) Amendment Rules 2015 vide notification dated December 07, 2015 to implement new emission norms in all thermal power plants in India. The timeline for TSPL to implement these norms as notified by CPCB was December 31, 2019. TSPL approached PSPCL since additional costs under change in law costs are to be transferred to PSPCL as per PPA, but no positive response was received from PSPCL. Thereafter, TSPL filed a petition before PSERC regarding approval and consequent tariff adjustment due to change in law event. PSERC passed an adverse order in the matter considering that the said notification is not a change in law event. TSPL filed its appeal in APTEL challenging the order of PSERC. The amount involved for the capital cost of installation and operation of the FGD units is estimated at Rs. 10,000 million ($134 million) on account of capital cost for the FGD installation and operating costs Rs. 700 million per year ($9 million).

In its order dated August 28, 2020, APTEL approved the said notification including installation and operation of FGD and associated system for SOx emissions as well as installation and operation of SNCR and/or any other appropriate technology for NOx emissions as a change in law event as per the PPA. It has further stated that TSPL is entitled for additional expenditure for installation and operation of FGD and associated systems including all allied cost like taxes, duties etc. as a part of additional capital cost to be incurred by TSPL and has directed PSERC to devise a mechanism for payment of above mentioned costs and other expenses in relation to procurement, installation, commissioning, operation and maintenance of FGD for sulphur dioxide as approved by the concerned authority, after prudence check. Further, TSPL has filed a caveat before Supreme Court of India. PSPCL has now filed an appeal from the order of the APTEL before the Supreme Court.

In the meantime, TSPL has applied to the Central Pollution Control Board (“CPCB”), Ministry of Power and the Central Electricity Authority (“CEA”) to grant an extension of the deadline to implement new emission norms. Separately, the Punjab State Government has also written to the central government requesting for extension of deadline for power plants in Punjab including TSPL’s plant. Further, the Supreme Court of India in a related matter, has also recorded the submissions made by the central government as well as the affidavits filed by various power plants that a more feasible date for FGD installations would be December 2022.

The State Pollution Control Board had issued a show-cause notice dated 21 November 2019 for non-compliance of directions issued by CPCB under section 5 of the Environment (Protection) Act, 1986 and accorded a personal hearing to TSPL. Upon TSPL’s hearing submission, the SPCB vide its letter dated 27 November 2019 disposed of the said show cause notice with recommendations to the CPCB to accept TSPL’s request for granting the extension for the installation of the FGD up to December 31, 2022.

On January 31, 2020, the CPCB issued a show cause notice for non-compliance with its directions under Section 5 of Environment (Protection) Act, 1986. TSPL has replied to the notice and submitted that the timelines issued were not feasible in nature as technical specifications were issued only in June 2018. TSPL, in its reply, has also requested for an extension of timeline for installation of FGD up till December 31, 2022.

On May 08, 2020, the CPCB issued a notice imposing imposed environmental compensation on TSPL in the amounts of Rs. 1,800,000 per unit per month for non-compliance to emission norms. On June 05, 2020, TSPL responded to the notice requesting CPCB to revoke the said notice and grant time extension. However, TSPL has deposited an environmental compensation of five months to CPCB under protest.

Recently, CPCB has also vide notice dated October 16, 2020 and corrigendum dated November 04, 2020 extended the timeline for installation of FGD to February 28, 2021 for Unit 1, December 31, 2020 for Unit 2 and October 31, 2020 for Unit 3. Pursuant to the notice dated October 16, 2020 and corrigendum dated November 04, 2020 TSPL has vide letter dated November 05, 2020 requested CPCB to refund the compensation paid by TSPL and grant timeline extension of 30 months from the date of commencement of work of FGD Project.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: December 23, 2020

VEDANTA LIMITED

By:	/s/ G.R. Arun Kumar
Name:	G.R. Arun Kumar
Title:	Whole Time Director and Chief Financial Officer